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The Container Store Group, Inc. Consolidated financial statements

As filed with the Securities and Exchange Commission on October 30, 2013

Registration No. 333-191465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE CONTAINER STORE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5719 (Primary Standard Industrial Classification Code Number)	26-0565401 (I.R.S. Employer Identification No.)

500 Freeport Parkway
Coppell, TX 75019
(972) 538-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William A. "Kip" Tindell, III
Chairman and Chief Executive Officer
500 Freeport Parkway
Coppell, TX 75019
(972) 538-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Howard A. Sobel, Esq. Gregory P. Rodgers, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Roxane F. Reardon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000 Fax: (212) 455-2502

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.01 par value per share	14,375,000	$18.00	$258,750,000	$34,847.00

(1)   Includes 1,875,000 shares of common stock that may be sold if the underwriters' option to purchase additional shares granted by the Registrant is exercised.

(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)   The Registrant previously paid $27,280 on October 2, 2013 and $3,864 on October 21, 2013 in connection with prior filings of this Registration Statement, and the additional amount of $3,703 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated October 30, 2013

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

12,500,000 shares

Common stock

This is The Container Store Group, Inc.'s initial public offering. We anticipate that the initial public offering price will be between $17.00 and $18.00 per share. Prior to this offering, there has been no public market for our shares. After pricing this offering, we expect that the shares will trade on the New York Stock Exchange under the symbol "TCS."

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our common stock involves risks that are described in the "Risk Factors" beginning on page 17 of this prospectus.

PRICE $               A SHARE

		Per share		Total

Public offering price	$		$
Underwriting discount(1)	$		$
Proceeds, before expenses, to us	$		$

(1)   We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

We have granted the underwriters the right to purchase up to an additional 1,875,000 shares at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

Delivery of the shares will be made on or about                          , 2013.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Barclays	Credit Suisse
Morgan Stanley
BofA Merrill Lynch
Wells Fargo Securities
Jefferies

Guggenheim Securities

The date of this prospectus is                          , 2013.

FOUNDATION PRINCIPLES℠

1

1 GREAT PERSON = 3 GOOD PEOPLE℠

WE HIRE ONLY GREAT PEOPLE!

2

COMMUNICATION IS LEADERSHIP℠

WE BELIEVE IN PRACTICING CONSISTENT, RELIABLE, PREDICTABLE, EFFECTIVE, THOUGHTFUL, COMPASSIONATE AND COURTEOUS COMMUNICATION.®

3

FILL THE OTHER GUY'S BASKET TO THE BRIM. MAKING MONEY THEN BECOMES AN EASY PROPOSITION.℠

WE BELIEVE IN CREATIVELY CRAFTING MUTUALLY BENEFICIAL VENDOR RELATIONSHIPS.

4

THE BEST SELECTION, SERVICE & PRICE℠

GREAT PRICING DOESN'T HAVE TO BE MUTUALLY EXCLUSIVE OF GREAT SERVICE AND SELECTION.

5

INTUITION DOES NOT COME TO AN UNPREPARED MIND. YOU NEED TO TRAIN BEFORE IT HAPPENS.℠

THE BEST POSSIBLE CUSTOMER SERVICE BEGINS WITH WELL-TRAINED EMPLOYEES.

6

MAN IN THE DESERT SELLING℠

WE'RE TRAINED TO ASTONISH OUR CUSTOMERS WITH CUSTOMIZED SOLUTIONS – NOT JUST PRODUCTS.

7

AIR OF EXCITEMENT℠

THREE STEPS IN THE DOOR, AND YOU KNOW IF A RETAIL STORE HAS IT!

"Our goal is to have our customer do a little dance every time she opens that perfectly organized closet."

"Our purpose is to improve the quality of our customers' lives through the gracious gift of organization."

CONTAIN

i

As used in this prospectus, unless the context otherwise requires, references to:

•
"we," "us," "our" and "The Container Store" refer to the consolidated operations of The Container Store Group, Inc., and its consolidated subsidiaries;

•
"The Container Store, Inc." refer to The Container Store, Inc., a Texas corporation and our wholly-owned subsidiary;

•
"TCS" refer to our TCS segment, which consists of our retail stores, website and call center;

•
"Elfa" refer to our Elfa segment, which consists of our Sweden-based corporate group that designs and manufactures component-based shelving and drawer systems that are customizable for any area of the home, including closets, kitchens, offices and garages; and

•
"LGP" refer to Leonard Green & Partners, L.P.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock.

For investors outside the United States: We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Basis of presentation

Our fiscal year is the 52- or 53-week period ending on the Saturday closest to February 28. Our last five completed fiscal years ended on March 2, 2013, February 25, 2012, February 26, 2011, February 27, 2010 and February 28, 2009, respectively. For ease of reference, we identify our fiscal years in this prospectus by reference to the calendar year prior to the one in which the fiscal year ends. For example, "fiscal 2012" refers to our fiscal year ended March 2, 2013. The fiscal year ended March 2, 2013 included 53 weeks, whereas the fiscal years ended February 25, 2012, February 26, 2011, February 27, 2010 and February 28, 2009 included 52 weeks. The first half of fiscal 2013 ended on August 31, 2013 and the first half of fiscal 2012 ended on August 25, 2012, and both included twenty six weeks.

Presentation of certain financial measures

Certain financial measures presented in this prospectus, such as EBITDA, Adjusted EBITDA, net working capital, Adjusted EBITDA margin, comparable store sales, average ticket, four-wall Adjusted EBITDA, four-wall Adjusted EBITDA margin, total initial cash investment, pre-tax payback period and annualized return on invested capital are not recognized under accounting principles generally accepted in the United States, which we refer to as "GAAP." We define these terms, other than EBITDA and Adjusted EBITDA, as follows:

•
"net working capital" means, as of any date, current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long-term debt and revolving lines of credit).

•
"Adjusted EBITDA margin" means, for any period, the Adjusted EBITDA for that period divided by the net sales for that period.

•
net sales from our stores are included in "comparable store sales" beginning on the first day of the sixteenth full fiscal month following each store's opening. When a store is relocated, we continue to consider sales from that store to be comparable store sales. Net sales from our website and our call center are also included in calculations of comparable store sales.

•
"average ticket" for any period is calculated by dividing (a) net sales of merchandise by our TCS segment (or, if average ticket is being calculated with respect to the elfa® Custom Design Center, the net sales of merchandise from the elfa® Custom Design Center) for that period (regardless of whether such net sales are included in comparable store sales for such period) by (b) the number of transactions for that period comprising such net sales.

•
"four-wall Adjusted EBITDA" means, for any period for a given store, the Adjusted EBITDA for that period for that store, before allocation of corporate selling, general and administrative expenses allocated to that store.

•
"four-wall Adjusted EBITDA margin" means, for any period for a given store, the four-wall Adjusted EBITDA for that period for that store, divided by the net sales for that period for that store.

•
"total initial cash investment" means, for a given store, our initial cash investment in that store, which consists of initial inventory, pre- and grand opening expenses and capital investment, net of tenant allowances.

•
"pre-tax payback period" means, for a given store, the number of years it takes for the cumulative four-wall Adjusted EBITDA from that store from its opening to equal our total initial cash investment in that store. For stores that have not paid back yet, we assume that the future four-wall future Adjusted EBITDA for that store will be comparable to its historical four-wall Adjusted EBITDA.

•
"annualized return on invested capital" means, for a given store, a percentage calculated by dividing (a) the total four-wall Adjusted EBITDA for that store from the store opening date through the end of the most recently completed fiscal year by (b) our total initial cash investment in that store, and dividing that quotient by the number of years that store has been open.

For definitions of EBITDA and Adjusted EBITDA and reconciliations of those measures to the most directly comparable GAAP measures, see "Summary Historical Consolidated Financial and Other Data." The use of certain of these measures is also discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business."

 Trademarks, trade names and service marks

This prospectus includes our trademarks, trade names and service marks, such as "The Container Store," "Contain Yourself" and "elfa," which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

 Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the "Risk Factors" section beginning on page 17 and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Company overview

We are the leading specialty retailer of storage and organization products in the United States, with over $700 million of net sales in fiscal 2012. We are the original storage and organization specialty retailer and the only national retailer solely devoted to the category. Our goal is to help provide order to an increasingly busy and chaotic world. We provide creative, multifunctional, customizable storage and organization solutions that help our customers save time, save space and improve the quality of their lives. We believe our commitment to the category, breadth of product assortment, passionate employees and focus on solutions-based selling create a long-lasting bond with our customers and foster devotion to The Container Store brand. As a result, we continue to expand our base of passionate, enthusiastic and loyal customers, which we believe will further drive our growth and profitability.

We foster an employee-first culture built around our Foundation Principles, which are described on the inside front cover of this prospectus and in the letter from William A. "Kip" Tindell, III, our Chairman and Chief Executive Officer, to prospective shareholders appearing on page 86. The Foundation Principles define how we approach our relationships with our employees, vendors, customers and communities and influence every aspect of our business.

Our business was established with one store in Dallas, Texas in 1978. Today our operations consist of two reporting segments:

•
TCS, which consists of our retail stores, website and call center. In fiscal 2012, the TCS segment had net sales of $613 million, which represented approximately 87% of our total net sales; and

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Elfa, based in Malmö, Sweden, which designs and manufactures component-based shelving and drawer systems that are customizable for any area of the home, including closets, kitchens, offices and garages. In addition to supplying our TCS segment, which is the exclusive distributor of elfa® branded products in the United States, Elfa sells to various retailers and distributors in more than 30 other countries around the world on a wholesale basis. In fiscal 2012, the Elfa segment had $94 million of third party net sales, which represented approximately 13% of our total net sales.

As of October 1, 2013, we operated 62 stores with an average size of approximately 19,000 selling square feet in 22 states and the District of Columbia. In fiscal 2012, our TCS net sales were derived from approximately 10,500 unique stock keeping units ("SKUs") organized into 16 distinct lifestyle departments sourced from approximately 700 vendors around the world. The breadth, depth and quality of our product offerings are designed to appeal to a broad demographic, including our core customers, who are predominantly female, affluent, highly educated and busy.

The passion and dedication of our employees, management team and vendor network allows us to successfully execute our business strategy. We believe our culture and conscious business approach ultimately drive our strong financial performance, as demonstrated by:

•
thirteen consecutive fiscal quarters (through August 2013) of positive comparable store sales growth;

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consistently improving profitability, with Adjusted EBITDA margin increasing from 8.5% in fiscal 2008 to 12.4% in fiscal 2012; and

•
strong new store performance, with an average four-wall Adjusted EBITDA margin of 21.5% in the first twelve months of operation and an average pre-tax payback period of approximately 2.5 years for our 12 new stores that opened from fiscal 2008 through fiscal 2011.

As described in our "Management's Discussion and Analysis of Financial Condition and Results of Operations," we experienced GAAP net losses of $45.1 million, $30.7 million, $0.1 million and $0.7 million in fiscal 2010, fiscal 2011, fiscal 2012 and the first twenty six weeks of fiscal 2013, respectively. The net losses in fiscal 2010, fiscal 2011 and fiscal 2012 are inclusive of intangible asset impairments at our Elfa segment in the amounts of $52.4 million, $47.0 million, $15.5 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively.

Our competitive strengths

Deep-rooted, employee-first culture.    We believe our highly-trained, experienced and motivated employees are critical to delivering our solutions-based retail experience to our customers. Taking care of our employees is The Container Store's top priority, so we continually invest in their recruitment, training and overall job satisfaction. We believe that these investments result in high employee retention rates, inspired service and an enhanced customer experience that differentiates us from other retailers.

We are highly selective in our hiring process, typically hiring less than 4% of annual applicants, and often our new employees are existing customers. We train our employees extensively and continuously throughout their employment. Each new full-time store employee receives more than 260 hours of formal training in their first year alone, which we believe to be far beyond the industry average. Training focuses on our culture, leadership skills, product knowledge, space design skills and operational skills. In addition, we offer flexible work schedules, comprehensive benefits and above industry average compensation to both full and part-time employees. As a result, we have an average full-time employee turn-over rate of approximately 10% annually, compared to the retail industry average of over 100%, and we have been recognized in FORTUNE Magazine's list of "100 Best Companies To Work For®" in each of the last 14 years.

An unmatched collection of storage and organization products.    We offer our customers storage and organization solutions through an extensive and carefully curated assortment of creative and original products at competitive prices. We accomplish this in three principal ways:

•
Highly experienced buying team—Our buying team is responsible for sourcing all of our products and averages 15 years tenure at The Container Store. To ensure that our merchandise remains fresh and on-trend, our buying team frequently works directly with vendors to create high quality and differentiated new products exclusively for The Container Store, often based on direct feedback from our customers. The buying team also introduces approximately 2,000 new SKUs on average into our assortment each year.

•
Deep vendor relationships—We strive to form meaningful, long-lasting relationships with all of our vendors. We have been developing and refining our distinctive relationship-focused approach to our vendors for over 35 years. We do not view vendor negotiations as a zero-sum game, but rather as an opportunity to develop mutually beneficial relationships, which we believe has created a unique sense of loyalty among our vendors. We estimate that over half of our net sales in fiscal 2012 were generated from merchandise exclusive to The Container Store, and we believe that only a small portion of our merchandise is carried by other national retailers. Our strong vendor relationships benefit us in a number of ways, including an increased number of exclusive products, competitive pricing and favorable payment terms.

•
The elfa® advantage—We are the exclusive distributor of elfa® products in the United States. elfa® is both our highest sales volume and, by virtue of our vertical integration, our highest gross margin department. Each of our stores includes an elfa® Custom Design Center where our highly trained experts can assist customers in designing and installing a customized storage solution. In fiscal 2012, the elfa® department represented approximately $141 million, or approximately 23%, of TCS net sales, which included approximately $106 million of elfa® Custom Design Center net sales with an average ticket of $583.01. This compares to an average ticket for the entire TCS segment of $57.34.

Highly-differentiated shopping experience.    We place great emphasis on creating an inviting and engaging store experience. Our customers often come to The Container Store knowing that they have a storage and organization challenge, but without a clear plan of how to address and solve their underlying issue. Our highly-trained salespeople seek to interact with our customers, asking questions, listening and learning from them so that they can understand the complete scope of their needs. This allows us to provide our customers with creative, tailored, comprehensive and multifunctional solutions, often utilizing multiple products from many of the 16 distinct lifestyle departments in our stores. This selling approach allows us to sell a broader range of products and to deliver a differentiated experience to our customers, which we believe results in a higher average ticket, repeat visits and frequent referrals to other potential customers.

Our interactive customer service experience is further enhanced by a variety of additional service offerings, including our elfa® Installation Service, GoShop! Click & Pickup (in which a customer orders online and picks up at a store with curbside delivery to the customer's car in most markets) and GoShop! Scan & Deliver in the Manhattan market (in which a customer simply scans her products with a hand-held device, checks out, after which the merchandise is delivered to her home). These services and, in the case of GoShop! Click & Pickup and GoShop! Scan & Deliver, advanced technologies, provide additional convenience and flexibility to our customers and reinforce our commitment to providing a differentiated shopping experience.

Proven real estate site selection process. We seek to locate our stores in highly desirable retail developments surrounded by dense concentrations of our core customers. We maintain a disciplined approach to new store development and perform comprehensive market research before selecting a new site based on customer demographics from eSite, an independent customer analytics research firm, and data from our customer database to identify existing customers. Additionally, we maintain a flexible cost structure that allows us to achieve consistent four-wall Adjusted EBITDA margins across a range of store sales volumes and successfully operate stores in a variety of markets. Our data-driven approach, premium locations and flexible new store model have resulted in strong performance across our store base. We have never closed or relocated a store due to underperformance.

We have deep relationships with best-in-class commercial real estate firms and believe that we are a sought-after tenant given our brand and the high volume of affluent customers that visit our stores. As a result, we continue to have access to desirable retail sites on attractive terms.

Powerful brand with strong customer loyalty.    We believe that The Container Store brand has become synonymous with the storage and organization category and an organized, stress-reduced lifestyle. The strength of our brand is built on our history as the originator and leader of the storage and organization category, our best-in-class product offerings and our commitment to our employees, vendors, customers and communities. We believe that this makes us the preferred retail destination for storage and organization solutions.

We have achieved nationwide recognition attributable in part to numerous news and media impressions. We are consistently presented with opportunities to showcase our brand on a national stage. Notable publicity includes appearances on "Oprah's Favorite Things" in her farewell season in 2010 and on "Ellen's 12 Days of Christmas" in 2012. In addition, we received the National Retail Federation's Gold Medal Award for excellence in 2011. The prominence of our brand has also led to a significant number of unpaid media impressions, including print mentions in newspapers and magazines with more than 520 million readers and television broadcast mentions on shows with more than 270 million viewers in 2012. We also enjoy a strong following on various social media outlets including Facebook (over 243,000 "likes"), Twitter (over 22,000 followers) and Pinterest (over 29,000 followers), in each case as of October 1, 2013.

Highly experienced and passionate management team with proven track record.    Led by our Chairman and Chief Executive Officer, William A. "Kip" Tindell, III, our senior management team averages over 17 years with The Container Store, and is responsible for our proven track record of growth and consistent performance. Both Kip and Sharon Tindell, our Chief Merchandising Officer, have been inducted into the Retailing Hall of Fame. Melissa Reiff, our President and Chief Operating Officer, joined the team in 1995 and has been instrumental in elevating and leading the organization through its sizable expansion over the past two decades. Kip, Sharon, Melissa and the rest of the management team are dedicated to maintaining our employee-first culture and crafting mutually beneficial relationships with all of our stakeholders, which we believe will lead to continued growth and value creation in the future.

Our growth strategy

The key elements of our growth strategy include:

Expanding our store base.    We believe that our expansion opportunities in the United States are significant. Our current footprint of 62 stores extends to 22 states and the District of Columbia. We expect to open six new stores during fiscal 2013 (including one store relocation), five of which have already opened, and an additional seven new stores in fiscal 2014 (including one store relocation). Based on research conducted for us by eSite, we believe that we can grow our current U.S. store footprint to at least 300 stores in our current format by adding more stores in new and existing markets. The rate of future store additions in any particular period is inherently uncertain and is subject to numerous factors that are outside of our control. As a result, we do not currently have an anticipated timeframe for such expansion. We have adopted a disciplined expansion strategy designed to leverage the strength of our business model and nationally recognized brand name to successfully develop new stores in an array of markets that are primed for growth, including new, existing, small and large markets. While our current expansion focus is on domestic markets, we believe international expansion may provide additional growth opportunities for us in the future.

Historically, our new store openings have been highly successful due in part to our new store opening execution strategy, which involves months of hiring, training and preparation and culminates in a multi-day grand opening celebration in partnership with a local charity. This distinctive approach enables our new stores to deliver strong sales volumes quickly and results in shorter new store pre-tax payback periods. The average four-wall Adjusted EBITDA margin was 21.5% in the first twelve months of operation and the average pre-tax payback period was approximately 2.5 years for our 12 new stores that opened from fiscal 2008 through fiscal 2011.

Driving comparable store sales growth.    We have achieved positive comparable store sales growth in each of the past thirteen fiscal quarters (through August 2013) and have increased our average ticket by 12.8% during the same period. We believe that we can continue to grow our comparable store sales by driving store traffic, improving customer conversion and growing our average ticket by continuing to provide a differentiated shopping experience through our solutions-based selling approach, new product and service introductions and well-maintained stores. Our employees receive continuous training on our products to ensure that our customers are sold complete solutions rather than individual products. We also believe that our high levels of service will continue to drive increased sales of products in our higher margin elfa® department and complete space design solutions. We believe that these factors, combined with our continuous focus on further increasing brand awareness, will attract new customers and increase loyalty with existing customers.

Enhancing and growing multi-channel presence.    In addition to our retail stores, we also offer our products directly to our customers through our fully-integrated website and call center, which collectively accounted for 5.4% of TCS net sales in fiscal 2012. Through continual technology enhancements and innovative services, such as GoShop! Click & Pickup, we believe we are well positioned for continued growth in our direct sales channels. Our website and call center sales have increased 84% from fiscal 2008 to fiscal 2012, including 25% growth in fiscal 2012.

Increasing brand awareness.    We will continue to promote our brand by constantly communicating our message of organized and stress-reduced living to our current and potential customers. We do this through our comprehensive marketing strategy, which includes direct mail, advertising, online, public relations and social media. Our Customer Relationship Management ("CRM") strategy allows us to target our marketing efforts through direct mail and email. This strategy is supported by our customer database of over 14 million customer households, which includes customer transaction data and demographic overlays that help us better understand customer behaviors and identify opportunities. Additionally, our marketing and brand building efforts are enhanced by an on-going dialogue with our customers through growing social and mobile channels including Facebook, Twitter, Pinterest and Instagram.

As a part of our commitment to Conscious Capitalism®, we focus on serving the local communities in which we operate. We provide donations, gift cards and storage and organization makeovers to a variety of local non-profit organizations to show our support for the organizations that are important to our customers. Additionally, when opening each new store, we partner with a prominent local non-profit organization, working together to welcome the new store to the community. We host a grand opening party on the Thursday night before the Saturday on which the store opens, and donate 10% of our initial Saturday and Sunday sales from that new store to our non-profit partner. As we continue to grow our store base, we plan to continue our active partnerships with local non-profit organizations in order to build a sense of community with our customers and promote The Container Store brand.

Improving profitability.    We believe that the expected expansion of our store base and the expected growth in comparable store sales will result in improved Adjusted EBITDA margins as we take advantage of economies of scale in product sourcing and leverage our existing infrastructure, supply chain, corporate overhead and other fixed costs. We also expect to maintain our disciplined pricing approach, which involves strategic promotional campaigns with limited use of traditional markdowns or discounting.

Our market

We operate within the storage and organization category, which extends across many retail segments including housewares, office supplies and travel, among others. This category is highly fragmented and The Container Store is the only national retailer solely devoted to it. We have little direct competition from other national or regional retailers in the storage and organization market. Certain national mass merchants, specialty, and online retailers carry some storage and organization products. However, they typically devote only a limited portion of their merchandise to the category comprising a small subset of the products offered by The Container Store.

We believe the category is growing and will continue to grow due, in part, to several favorable demographic trends, including (1) the desire for efficiency and organization of Baby Boomers as they become "empty nesters," (2) the generation of Baby Boomers' children driving demand for organizational products as they move into their first homes and (3) the increase of dual-income families with a need for solutions to organize and simplify their busy lives. Given The Container Store's industry leadership, unmatched product assortment, excellent customer service and national footprint, we believe we are well positioned to increase our share of this growing category.

Summary risk factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the following risks, including the risks discussed in the section entitled "Risk Factors," before investing in our common stock:

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an overall decline in the health of the economy and consumer spending may affect consumer purchases of discretionary items, which could reduce demand for our products and materially harm our sales, profitability and financial condition;

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costs and risks related to new store openings could severely limit our growth opportunities;

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if we are unable to source and market new products to meet our high standards and customer preferences or are unable to offer our customers an aesthetically pleasing shopping environment, our results of operations may be adversely affected;

•
we depend on a single distribution center for all our stores;

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we face competition from mass merchants, specialty retail stores and internet-based competition;

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we have debt service obligations and may incur additional indebtedness in the future, which may require us to use a substantial portion of our cash flow to service debt and limit our financial and operating flexibility; and

•
our fixed lease obligations could adversely affect our financial performance.

Distribution and exchange of preferred stock

Upon the closing of this offering, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), a special distribution in the aggregate amount of $200.0 million, which we refer to as the "Distribution," will be paid from the net proceeds of this offering as follows: (i) first, on a pro rata basis to all 140 holders of our 12% Senior Cumulative Preferred Stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of each such share of our senior preferred stock until such liquidation preference has been reduced to $1,000.00 per share and (ii) second, the remainder of such $200.0 million on a pro rata basis to all 140 holders of our 12% Junior Cumulative Preferred Stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of each such share of our junior preferred stock. The amount of net proceeds of this offering, and accordingly the amount of the Distribution, will depend on the initial public offering price per share in this offering.

Immediately following the payment of the Distribution, we will exchange each outstanding share of our senior and junior preferred stock for a number of shares of common stock determined by dividing (a) the liquidation preference amount of such preferred stock by (b) with respect to the senior preferred stock, the initial public offering price in this offering and, with respect to the junior preferred stock, the Junior Preferred Stock Exchange Price (as defined in the section entitled "The exchange"). As of October 1, 2013, on an as adjusted basis to give effect to the reduction resulting from the Distribution, the liquidation preference per share of our outstanding senior preferred stock would have been $1,000.00 and the liquidation preference per share of our outstanding junior preferred stock would have been $1,710.43. For more information, see "Prospectus summary—The offering" and "The exchange."

Principal equity holders

Upon the closing of this offering, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1, and after giving effect to the Distribution and the Exchange, funds affiliated with LGP will collectively hold approximately 27.5 million shares, or 59.7%, of our outstanding common stock. It is possible that the interests of LGP may in some circumstances conflict with our interests and the interests of our other stockholders, including you. Founded in 1989, LGP is one of the nation's leading private equity firms with approximately $15 billion in equity capital under management. Based in Los Angeles, LGP has invested in over 65 companies, targeting investments in established companies that are leaders in their markets with strong management teams. LGP has extensive experience investing in retail companies, including investments in Whole Foods Market, J. Crew, PETCO Animal Supplies, BJ's Wholesale Club, Topshop, David's Bridal, Leslie's Poolmart, Jo-Ann Stores, Sports Authority, Savers, Neiman Marcus Group, Tourneau, Jetro Cash & Carry and The Tire Rack. LGP acquired its shares of our stock in 2007, in connection with transactions in which The Container Store, Inc. was sold to The Container Store Group, Inc. (f/k/a TCS Holdings, Inc.), which was majority-owned by LGP. LGP will participate in the Distribution and the Exchange on the same basis as the other holders of our preferred stock, but will not otherwise receive any compensation or equity securities in connection with the offering.

Upon the closing of this offering, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1, and after giving effect to the Distribution and the Exchange, Kip Tindell, our Chairman and Chief Executive Officer, his wife, Sharon Tindell, our Chief Merchandising Officer, and Melissa Reiff, our President and Chief Operating Officer, will collectively hold approximately 3.2 million shares, or 6.9% of our outstanding common stock.

Certain of our related persons that are holders of our preferred stock will participate in the Distribution and, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), will receive the aggregate amount of approximately $183.8 million upon the closing of this offering, as set forth below (in millions):

Green Equity Investors V, L.P. Green Equity Investors Side V, L.P. and TCS Co-Invest, LLC	$168.1
William A. "Kip" Tindell, III	7.2
Sharon Tindell	7.4
Melissa Reiff	1.1
Jodi Taylor	0.1
Per von Mentzer	*

*      Less than $100,000.

Certain of our related persons that are holders of our preferred stock will participate in the Exchange and, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), will exchange their shares of our preferred stock for shares of our common stock with an aggregate value of approximately $492.8 million upon the closing of this offering, as set forth below (in millions):

Green Equity Investors V, L.P. Green Equity Investors Side V, L.P. and TCS Co-Invest, LLC	$450.6
William A. "Kip" Tindell, III	19.2
Sharon Tindell	19.7
Melissa Reiff	3.0
Jodi Taylor	0.2
Per von Mentzer	0.1

Corporate information

The Container Store Group, Inc. (f/k/a TCS Holdings, Inc.), the issuer of the common stock in this offering, was incorporated as a Delaware corporation on June 29, 2007 for the purpose of acquiring our wholly owned subsidiary, The Container Store, Inc. Our corporate headquarters are located at 500 Freeport Parkway, Coppell, TX 75019. Our telephone number is (972) 538-6000. Our principal website address is www.containerstore.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Implications of being an emerging growth company

We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis (CD&A) of our executive compensation programs in this prospectus. In addition, for so long as we are an emerging growth company, we will not be required to:

•
engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the "PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes;" or

•
disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

While we are an emerging growth company, Section 107(b) of the JOBS Act would also permit us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have irrevocably elected not to take advantage of this accommodation.

We will remain an emerging growth company until the earliest to occur of:

•
our reporting $1 billion or more in annual gross revenues;

•
our issuance, in a three year period, of more than $1 billion in non-convertible debt;

•
the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•
the end of fiscal 2018.

 The offering

Common stock offered by us	12,500,000 shares.
Underwriters' option to purchase additional shares of common stock from us	1,875,000 shares.
Common stock to be outstanding after this offering
45,983,179 shares (or 47,858,179 shares if the underwriters exercise their option to purchase additional shares in full), assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with, as discussed below, a corresponding stock split ratio of 5.7:1.

Prior to the closing of this offering, our existing common stock will be subject to a stock split calculated based upon the public offering price per share of our common stock. The number of shares being offered hereby to the public will remain fixed regardless of the stock split calculation. However, the total number of shares outstanding after the offering, the stock split ratio and the relative percentage ownership of the investors in this offering and our existing stockholders will depend on the public offering price per share of our common stock.

Unless specifically stated otherwise, the information in this prospectus (other than in our historical consolidated financial statements), assumes a stock split of 5.7-for-one (5.7:1), which is the stock split ratio calculated based upon an offering price of $17.50, which is the mid-point of the price range set forth on the cover of this prospectus. The stock split will be effectuated prior to the closing of this offering.
The table below sets forth the stock split ratios for our outstanding common stock at the indicated initial public offering price per share:

	Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00

	Stock split ratio for our outstanding common stock	5.9:1	5.7:1	5.9:1	8.7:1	11.2:1	13.5:1

In this prospectus, we have calculated the number of shares of common stock to be issued pursuant to the Exchange using the liquidation preference of the shares of our outstanding preferred stock as of October 1, 2013. Accordingly, such number does not take into account shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock on or after October 1, 2013 and to, but excluding, the closing date of this offering. Such liquidation preference will accrue at a rate of $249,327.17 per day in the aggregate (which would be exchanged in the Exchange for approximately 13,972 shares of our common stock per day, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus). Such accrual of the liquidation preference compounds on a quarterly basis, and as a result, the rate of accrual will increase on the first day of the next calendar quarter. For more information, please see "Use of Proceeds" and "The Exchange."

For additional information regarding the impact of a change in the assumed initial public offering price and/or the actual closing date of this offering on the number of shares outstanding after the closing of this offering related to the exchange of our preferred stock, see "The Exchange."

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $200.0 million (or approximately $230.6 million if the underwriters exercise their option to purchase additional shares in full), assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus).

We intend to use the net proceeds that we receive from this offering as follows:

•

(i)  first, to make a distribution to all 140 holders of our 12% Senior Cumulative Preferred Stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of such shares until such liquidation preference is reduced to $1,000.00 per share and (ii) second, to pay the remainder as a distribution to all 140 holders of our 12% Junior Cumulative Preferred Stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of such shares (see "—Distribution and Exchange of Preferred Stock" above); and

•

if the underwriters exercise their option to purchase additional shares, we intend to use the net proceeds that we receive to repay a portion of the outstanding borrowings under the Senior Secured Term Loan Facility (as such term is defined under "Description of Indebtedness").

Directed share program

The underwriters have reserved for sale, at the initial public offering price, up to 1,750,000 shares of our common stock being offered for sale to our directors, officers, all TCS employees and certain Elfa employees and other parties related to the Company. We will offer these shares to the extent permitted under applicable regulations. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Controlled company

Upon the closing of this offering and after giving effect to the Distribution and the Exchange, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1, certain affiliates of LGP and certain members of management who intend to enter into a voting agreement with LGP, as described in "Certain relationships and related party transactions—Voting agreement," will collectively own approximately 30.6 million shares, or 66.6%, of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the listing rules, and therefore will be exempt from certain of the corporate governance listing requirements, of the New York Stock Exchange. See "Management—Corporate Governance."

Dividend policy

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by our subsidiary, The Container Store, Inc., and its subsidiaries. The Container Store, Inc.'s ability to pay dividends to us is limited by the Revolving Credit Facility (as such term is defined under "Description of Indebtedness") and the Senior Secured Term Loan Facility, which may in turn limit our ability to pay dividends on our common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries.

Risk factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Proposed New York Stock Exchange symbol	"TCS"

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock and our preferred stock outstanding as of October 1, 2013, and excludes:

•
233,640 shares of common stock issuable upon exercise of stock options outstanding as of October 1, 2013 at a weighted-average exercise price of $17.50 per share, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus);

•
3,607,441 shares of common stock reserved as of the closing date of this offering for future issuance under our 2013 Equity Plan (as defined in "Executive compensation—Equity incentive plans"), giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus), including:

•
stock options to be granted to our directors and certain of our employees in connection with this offering as described in "Management—Director compensation" and "Executive compensation—Offering grants to employees under the 2013 Equity Plan",

•
the shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock on and after October 1, 2013; and

•
1,875,000 shares of common stock issuable upon exercise of the underwriters' option to purchase additional shares of our common stock from us.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•
the exchange of all outstanding shares of our preferred stock into 30,637,184 shares of our common stock pursuant to the Exchange (this figure has been calculated using the midpoint of the range set forth on the cover of this prospectus and the accrued liquidation preference on our preferred stock as of October 1, 2013), which will occur immediately prior to the closing of the offering;

•
an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus) which will be effectuated prior to the closing of this offering;

•
the filing of our restated certificate of incorporation and the adoption of our amended and restated by-laws upon the closing of this offering; and

•
no exercise by the underwriters of their option to purchase additional shares.

See "The Exchange" for a further discussion of the impact of the initial public offering price and the actual closing date of this offering on the number of shares of common stock outstanding following the offering and the relative percentage ownership of the investors in this offering and our existing stockholders.

 Summary historical consolidated financial
and operating data

The following tables summarize our financial data as of the dates and for the periods indicated. We have derived the consolidated statement of operations data and consolidated balance sheet data for the fiscal years ended February 26, 2011, February 25, 2012, and March 2, 2013 from our audited consolidated financial statements for such years and for the twenty six weeks ended August 25, 2012 and August 31, 2013 from our unaudited consolidated financial statements for such periods. Our audited consolidated financial statements as of February 25, 2012 and March 2, 2013 and for the fiscal years ended February 26, 2011, February 25, 2012 and March 2, 2013 have been included in this prospectus. Our unaudited consolidated financial statements as of August 31, 2013 and for the twenty six weeks ended August 25, 2012 and August 31, 2013 have been included in this prospectus and, in the opinion of management, include all adjustments (inclusive only of normally recurring adjustments) necessary for a fair presentation. Historical results are not indicative of the results to be expected in the future and results of operations for an interim period are not necessarily indicative of results for a full year. The fiscal year ended March 2, 2013 included 53 weeks, whereas the fiscal years ended February 25, 2012 and February 26, 2011 included 52 weeks. Line items that are only applicable to our TCS segment are noted with (*) and to our Elfa segment with (+). For segment data, see Note 14 to our consolidated financial statements.

You should read the following information together with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

(in thousands)February 26, 2011February 25, 2012March 2, 2013August 25, 2012August 31, 2013	Fiscal year ended			Twenty six weeks ended

Consolidated statement of operations data:
Net sales	$568,820	$633,619	$706,757	$314,316	$343,419
Cost of sales (excluding depreciation and amortization)	235,295	266,355	291,146	131,162	142,818

Gross profit	333,525	367,264	415,611	183,154	200,601

Selling, general and administrative expenses (excluding depreciation and amortization)	269,474	293,665	331,380	155,307	169,287
Pre-opening costs*	1,747	5,203	7,562	4,436	3,934
Goodwill and trade name impairment+	52,388	47,037	15,533	—	—
Depreciation and amortization	24,354	27,451	29,550	14,489	15,050
Restructuring charges+	341	133	6,369	2,309	361
Other expenses	—	193	987	482	626
Loss (gain) on disposal of assets	139	210	88	(5)	73

Income (loss) from operations	(14,918)	(6,628)	24,142	6,136	11,270
Interest expense	26,006	25,417	21,388	10,890	11,074
Loss on extinguishment of debt*	—	—	7,333	7,329	1,101

Loss before taxes	(40,924)	(32,045)	(4,579)	(12,083)	(905)
Provision (benefit) for income taxes(1)	4,129	(1,374)	(4,449)	(2,998)	(217)

Net loss	$(45,053)	$(30,671)	$(130)	$(9,085)	$(688)

	As of
(in thousands)	February 26, 2011	February 25, 2012	March 2, 2013	August 31, 2013

Consolidated balance sheet data:
Cash and cash equivalents	$49,756	$51,163	$25,351	$12,744
Net working capital(2)	21,341	21,367	22,557	29,793
Total assets	773,303	746,678	752,820	754,351
Long-term debt(3)	300,893	300,166	285,371	370,977
Total stockholders' equity	268,227	232,989	233,375	139,566

	Fiscal year			Twenty six weeks ended
	February 26, 2011	February 25, 2012	March 2, 2013	August 25, 2012	August 31, 2013

Other financial data:
Adjusted EBITDA (in thousands)(4)	$67,707	$75,644	$87,585	$30,139	$32,719
Adjusted EBITDA margin(5)	11.9%	11.9%	12.4%	9.6%	9.5%
Comparable store sales growth for the period*(6)	8.1%	7.6%	4.4%	5.6%	2.9%
Number of stores open at end of period*	49	53	58	57	61
Average ticket*(7)	$53.68	$55.60	$57.34	$54.70	$57.54

(1)   The difference between our effective tax rate and the statutory Federal tax rate is predominantly related to fluctuations in the valuation allowance recorded against net deferred assets not expected to be realized, the effects of foreign income taxed at a different rate and intraperiod tax allocations between continuing operations and other comprehensive income.

(2)   Net working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long-term debt and revolving lines of credit).

(3)   Long-term debt consists of the current and long-term portions of the Senior Secured Term Loan Facility, the Elfa Term Loan Facility and other mortgages and loans.

(4)   EBITDA and Adjusted EBITDA have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is calculated in accordance with the Secured Term Loan Facility and the Revolving Credit Facility and is the basis for performance evaluation under our executive compensation programs. Adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of certain items, including certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance from period to period as discussed further below.

EBITDA and Adjusted EBITDA are included in this prospectus because they are key metrics used by management, our board of directors and LGP to assess our financial performance. EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In addition to covenant compliance and executive performance evaluations, we use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.

EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures, store openings and certain other cash costs that may recur in the future. EBITDA and Adjusted EBITDA contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation, such as pre-opening costs, stock compensation expense, and losses on extinguishment of debt. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

A reconciliation of net loss to EBITDA and Adjusted EBITDA is set forth below:

	Fiscal year ended			Twenty six weeks ended
(in thousands)	February 26, 2011	February 25, 2012	March 2, 2013	August 25, 2012	August 31, 2013

Net loss	$(45,053)	$(30,671)	$(130)	$(9,085)	$(688)
Depreciation and amortization	24,354	27,451	29,550	14,489	15,050
Interest expense	26,006	25,417	21,388	10,890	11,074
Income tax expense (benefit)	4,129	(1,374)	(4,449)	(2,998)	(217)

EBITDA	9,436	20,823	46,359	13,296	25,219
Management fees(a)	—	500	1,000	500	500
Pre-opening costs*(b)	1,747	5,000	7,562	4,436	3,934
Goodwill and trade name impairment+(c)	52,388	47,037	15,533	—	—
Non-cash rent(d)	2,442	1,935	2,014	1,306	702
Restructuring charges+(e)	341	133	6,369	2,309	361
Stock compensation expense(f)	—	—	283	—	213
Loss on extinguishment of debt*(g)	—	—	7,333	7,329	1,101
Foreign exchange (gains) losses(h)	1,269	(66)	55	444	16
Other adjustments(i)	84	282	1,077	519	673

Adjusted EBITDA	$67,707	$75,644	$87,585	$30,139	$32,719

  (a)    Fees paid to LGP in accordance with our management services agreement, which will terminate on the closing of this offering.

  (b)    Non-capital expenditures associated with opening new stores and relocating stores. Prior to fiscal 2012, the amount of pre-opening costs permitted pursuant to the terms of the Revolving Credit Facility and the Senior Secured Term Loan Facility to be included in the calculation of Adjusted EBITDA was limited to $5.0 million, and the limit was increased to $10.0 million in April 2012. Similar limits exist in our compensation plan. We adjust for these costs to facilitate comparisons of our performance from period to period.

  (c)    Non-cash charges related to impairment of intangible assets, related to Elfa, which we do not consider in our evaluation of ongoing performance.

  (d)    Reflects the extent to which our annual GAAP rent expense has been above or below our cash rent payments due to lease accounting adjustments. The adjustment varies depending on the average age of our lease portfolio (weighted for size), as our GAAP rent expense on younger leases typically exceeds our cash cost, while our GAAP rent expense on older leases is typically less than our cash cost. Although our GAAP rent expense has exceeded our cash rent payments through our last fiscal year, as our lease portfolio matures we expect our cash rent payments to exceed our GAAP rent expense, beginning in fiscal 2013.

  (e)    Includes charges incurred to restructure business operations at Elfa, including the sale of a subsidiary in Germany and a manufacturing facility in Norway in fiscal 2012, as well as the relocation of certain head office functions in sales and marketing from the Västervik, Sweden, manufacturing location to the group headquarters in Malmö, Sweden in fiscal 2012, which we do not consider in our evaluation of ongoing performance.

  (f)    Non-cash charges related to stock-based compensation programs, which vary from period to period depending on timing of awards. We adjust for these charges to facilitate comparisons from period to period.

  (g)    Loss recorded as a result of the repayment of then outstanding term loan facility and senior subordinated notes in April 2012, which we do not consider in our evaluation of our ongoing operations, and the April 2013 amendment to the Senior Secured Term Loan Facility. In the event the underwriters exercise their option to purchase additional shares, we expect to incur a charge in connection with our repayment of a portion of the borrowings under the Senior Secured Term Loan Facility with a portion of the net proceeds of this offering.

  (h)    Realized foreign exchange transactional gains/losses.

  (i)    Other adjustments include amounts our management does not consider in our evaluation of ongoing operations, including costs incurred in preparations for this offering and other charges.

(5)   Adjusted EBITDA margin means, for any period, the Adjusted EBITDA for that period divided by the net sales for that period.

(6)   A store is included in the comparable store sales calculation on the first day of the sixteenth full month following the store's opening. When a store is relocated, we continue to consider sales from that store to be comparable store sales. Net sales from our website and call center are also included in calculations of comparable store sales.

(7)   Average ticket for any period is calculated by dividing (a) net sales of merchandise by our TCS segment (or, if average ticket is being calculated with respect to the elfa® Custom Design Center, the net sales of merchandise from the elfa® Custom Design Center) for that period (regardless of whether such net sales are included in comparable store sales for such period) by (b) the number of transactions for that period comprising such net sales.

Risk factors

You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business

An overall decline in the health of the economy and consumer spending may affect consumer purchases of discretionary items, which could reduce demand for our products and materially harm our sales, profitability and financial condition.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending generally and for discretionary items in particular. Factors influencing consumer spending include general economic conditions, consumer disposable income, fuel prices, recession and fears of recession, unemployment, war and fears of war, inclement weather, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. For example, the 2008-2009 economic downturn led to decreased discretionary spending, which adversely impacted our business and resulted in declining sales trends. In addition, a decrease in home purchases has led and may continue to lead to decreased consumer spending on home-related products. Prolonged or pervasive economic downturns could slow the pace of new store openings or cause current stores to close. Adverse changes in factors affecting discretionary consumer spending have reduced and may continue to further reduce consumer demand for our products, thus reducing our sales and harming our business and operating results. In particular, consumer purchases of discretionary items, such as our elfa® closet systems, tend to decline during recessionary periods when disposable income is lower.

Costs and risks relating to new store openings could severely limit our growth opportunities.

Our growth strategy depends on opening stores in new and existing markets. We must successfully choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. Our plans to increase our number of retail stores will depend in part on the availability of existing retail stores or store sites. A lack of available financing on terms acceptable to real estate developers or a tightening credit market may adversely affect the number or quality of retail sites available to us. We cannot assure you that stores or sites will be available to us, or that they will be available on terms acceptable to us. If additional retail store sites are unavailable on acceptable terms, we may not be able to carry out a significant part of our growth strategy.

If we are unable to source and market new products to meet our high standards and customer preferences or are unable to offer our customers an aesthetically pleasing shopping environment, our results of operations may be adversely affected.

Our success depends on our ability to source and market new products that both meet our standards for quality and appeal to customers' preferences. A small number of our employees, including our buying team, are primarily responsible for both sourcing products that meet our high specifications and identifying and responding to changing customer preferences. Failure to source and market such products, or to accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. In addition, the sourcing of our products is dependent, in part, on our relationships with our vendors. If we are unable to maintain these relationships we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers. We also attempt to create a pleasant and appealing shopping experience. If we are not successful in creating a pleasant and appealing shopping experience we may lose customers. If we do not succeed in introducing and sourcing new products that consumers want to buy or maintaining good relationships with our vendors, or are unable to provide a pleasant and appealing shopping environment or maintain our level of customer service, our sales, operating margins and market share may decrease, which would adversely impact our business, financial condition and results of operations.

We have experienced net losses in the past and we may experience net losses in the future.

We experienced net losses of $45.1 million, $30.7 million and $0.1 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively. These net losses are inclusive of intangible asset impairments at our Elfa segment in the amounts of $52.4 million, $47.0 million, $15.5 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively. We may experience net losses in the future, and we cannot assure you that we will achieve profitability in future periods.

We depend on a single distribution center for all of our stores.

We handle merchandise distribution for all of our stores from a single facility in Coppell, Texas, a suburb of Dallas, Texas. We use independent third party transportation companies as well as leased trucks to deliver our merchandise to our stores and our clients. Any significant interruption in the operation of our distribution center or the domestic transportation infrastructure due to natural disasters, accidents, inclement weather, system failures, work stoppages, slowdowns or strikes by employees of the transportation companies, or other causes could delay or impair our ability to distribute merchandise to our stores, which could result in lower sales, a loss of loyalty to our brands and excess inventory and would have a material adverse effect on our business, financial condition and results of operations. Our business depends upon the successful operation of our distribution center, as well as our ability to fulfill orders and to deliver our merchandise to our customers in a timely manner.

Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, and as a result we may lose merchandise and be unable to effectively deliver it to our stores and result in delay shipments to our online customers.

Our retail stores, corporate offices, distribution center, infrastructure projects and direct-to-customer operations, as well as the operations of our vendors from which we receive goods and services, are vulnerable to damage from earthquakes, tornadoes, hurricanes, fires, floods, power losses, telecommunications failures, hardware and software failures, computer viruses and similar events. If any of these events result in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.

We rely upon independent third-party transportation providers for substantially all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to and from all of our stores. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather which may impact a shipping company's ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from independent third-party transportation providers, which in turn would increase our costs.

Our business depends in part on a strong brand image. If we are not able to protect our brand, we may be unable to attract a sufficient number of customers or sell sufficient quantities of our products.

We believe that the brand image we have developed has contributed significantly to the success of our business to date. We also believe that protecting The Container Store brand is integral to our business and to the implementation of our strategies for expanding our business. Our brand image may be diminished if we do not continue to make investments in areas such as marketing and advertising, as well as the day-to-day investments required for store operations, catalog mailings, online sales and employee training. Our brand image may be further diminished if new products fail to maintain or enhance our distinctive brand image. Furthermore, our reputation could be jeopardized if we fail to maintain high standards for merchandise quality, if we fail to maintain high ethical, social and environmental standards for all of our operations and activities, if we fail to comply with local laws and regulations or if we experience negative publicity or other negative events that affect our image or reputation, some of which may be beyond our ability to control, such as the effects of negative publicity regarding our vendors. Any failure to maintain a strong brand image could have an adverse effect on our sales and results of operations.

If we fail to successfully anticipate consumer preferences and demand, or to manage inventory commensurate with demand, our results of operations may be adversely affected.

Our success depends in large part on our ability to identify, originate and define storage and organization product trends, as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Our products must appeal to a range of consumers whose preferences cannot always be predicted with certainty. We cannot assure you that we will be able to continue to develop products that customers respond to positively or that we will successfully meet consumer demands in the future. Any failure on our part to anticipate, identify or respond effectively to consumer preferences and demand could adversely affect sales of our products. If this occurs, our sales may decline, and we may be required to mark down certain products to sell the resulting excess inventory, which could have a material adverse effect on our financial condition and results of operations.

In addition, we must manage our merchandise in stock and inventory levels to track consumer demand. Much of our merchandise requires that we provide vendors with significant ordering lead time, frequently before market factors are known. In addition, the nature of our products requires us to carry a significant amount of inventory prior to peak selling seasons. If we are not able to anticipate consumer demand for our different product offerings, or successfully manage inventory levels for products that are in demand, we may experience:

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back orders, order cancellations and lost sales for products that are in high demand for which we did not stock adequate inventory; and

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overstock inventory levels for products that have lower consumer demand, requiring us to take markdowns or other steps to sell slower moving merchandise.

As a result of these and other factors, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases.

New stores in new markets, where we are less familiar with the target customer and less well-known, may face different or additional risks and increased costs compared to stores operated in existing markets or new stores in existing markets. We also may not be able to advertise cost-effectively in new or smaller markets in which we have less store density, which could slow sales growth at such stores.

Successful expansion increases the complexity of our business and we may not be able to effectively manage our growth, which may cause our brand image and financial performance to suffer.

Our expansion in new and existing markets may present competitive, distribution, merchandising and regulatory challenges that differ from our current challenges, including competition among our stores, diminished novelty of our store design and concept, added strain on our distribution center, additional information to be processed by our management information systems and diversion of management attention from operations, such as the control of inventory levels in our stores. We also cannot guarantee that we will be able to obtain and distribute adequate product supplies to our stores or maintain adequate warehousing and distribution capability at acceptable costs. New stores also may have lower than anticipated sales volumes relative to previously opened stores during their comparable years of operation, and sales volumes at new stores may not be sufficient to achieve store-level profitability or profitability comparable to that of existing stores. To the extent that we are not able to meet these various challenges, our sales could decrease, our operating costs could increase and our operating profitability could be impacted.

Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

We do not own any real estate at our TCS segment. Instead, we lease all of our store locations, as well as our corporate headquarters and distribution center in Coppell, Texas. Our stores are leased from third parties and generally have an initial term of ten to fifteen years. Many of our lease agreements also have additional five-year renewal options. We believe that we have been able to negotiate favorable rental rates and tenant allowances over the last few years due in large part to the state of the economy and higher than usual vacancy rates in a number of regional malls and shopping centers. These trends may not continue, and there is no guarantee that we will be able to continue to negotiate such favorable terms. Many of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the shopping venue does not meet specified occupancy standards. In addition to fixed minimum lease payments, most of our store leases provide for additional rental payments based on a percentage of sales, or "percentage rent," if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our already substantial occupancy costs and difficulty in identifying economically suitable new store locations could have significant negative consequences, which include:

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requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our operating profitability;

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increasing our vulnerability to general adverse economic and industry conditions; and

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limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

We will require significant capital to fund our expanding business, which may not be available to us on satisfactory terms or at all. We plan to use cash from operations to fund our operations and execute our growth strategy. If we are unable to maintain sufficient levels of cash flow, we may not meet our growth expectations or we may require additional financing which could adversely affect our financial health and impose covenants that limit our business activities.

We plan to continue our growth and expansion, including opening a number of new stores, remodeling existing stores and upgrading our information technology systems and other infrastructure, as opportunities arise. Our plans to expand our store base may not be successful and the implementation of these other plans may not result in expected increases in our net sales even though they increase our costs. We will require significant capital to support our expanding business and execute on our growth strategy.

We currently primarily depend on cash flow from operations and the Revolving Credit Facility to fund our business and growth plans. Upon the closing of this offering we expect that we will continue to primarily depend on cash flow from operations and our Revolving Credit Facility to fund our business and growth plans. If our business does not generate sufficient cash flow from operations to fund these activities, we may need additional equity or debt financing. If such financing is not available to us, or is not available on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be curtailed and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy. If we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership would be diluted.

Disruptions in the global financial markets may make it difficult for us to borrow a sufficient amount of capital to finance the carrying costs of inventory and to pay for capital expenditures and operating costs, which could negatively affect our business.

Disruptions in the global financial markets and banking systems have made credit and capital markets more difficult for companies to access, even for some companies with established revolving or other credit facilities. Under the Revolving Credit Facility, each member of the syndicate for the Revolving Credit Facility is responsible for providing a portion of the loans to be made under the facility. Factors that have previously affected our borrowing ability under the Revolving Credit Facility have included the borrowing base formula limitations, adjustments in the appraised value of our inventory used to calculate the borrowing base and the availability of each of the lenders to advance its portion of requested borrowing drawdowns under the facility. If, in connection with a disruption in the global financial markets or otherwise, any participant, or group of participants, with a significant portion of the commitments in the Revolving Credit Facility fails to satisfy its obligations to extend credit under the facility and we are unable to find a replacement for such participant or group of participants on a timely basis (if at all), our liquidity and our business may be materially adversely affected.

Our costs may change as a result of currency exchange rate fluctuations.

In fiscal 2012, approximately 79% of our merchandise was manufactured abroad based on cost of merchandise purchased. The prices charged by foreign manufacturers may be affected by the fluctuation of their local currency against the U.S. dollar. We source goods from various countries, including China, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods that we purchase.

Our largest exposure to currency exchange rate fluctuations is between the U.S. dollar and Swedish krona. The TCS segment purchases all products from the Elfa segment in Swedish krona. Approximately 19% of our U.S. dollar merchandise purchases in the TCS segment in fiscal 2012 were originally made in Swedish krona from our Elfa segment.

If we are unable to effectively manage our online sales, our reputation and operating results may be harmed.

E-commerce has been our fastest growing business over the last several years and continues to be a growing part of our business. The success of our e-commerce business depends, in part, on factors over which we may not control. We must successfully respond to changing consumer preferences and buying trends relating to e-commerce usage. We are also vulnerable to certain additional risks and uncertainties associated with our e-commerce websites, including: changes in required technology interfaces; website downtime and other technical failures; costs and technical issues as we upgrade our website software; computer viruses; changes in applicable federal and state regulations; security breaches; and consumer privacy concerns. In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not succeed in increasing sales or attracting customers. Our competitors, some of whom have greater resources than us, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our e-commerce business, as well as damage our reputation and brands.

Competition, including internet-based competition, could negatively impact our business, adversely affecting our ability to generate higher net sales and our ability to obtain favorable store locations.

While our differentiated product offerings have limited direct competition, similar items can be found in a variety of retailers. We compete primarily based on level of service and by product quality and selection. Competitive products can be found in mass merchants (e.g., Walmart and Target), as well as specialty retail chains (e.g., Bed Bath & Beyond and Crate & Barrel). Some of our competitors, particularly the mass merchants, are larger and have greater financial resources than we do. We also face competition from internet-based retailers (e.g., Amazon), in addition to traditional store-based retailers. This could result in increased price competition since our customers can more readily search and compare similar products.

Our ability to obtain merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our vendor relationships or events that adversely affect our vendors or their ability to obtain financing for their operations.

We believe our vendor relationships are critical to our success. We do not have long-term contracts with any of our vendors and we generally transact business on an order-by-order basis, operating without any contractual assurances of continued supply, pricing or access to new products. Any of our vendors could discontinue supplying us with desired products in sufficient quantities for a variety of reasons.

The benefits we currently experience from our vendor relationships could be adversely affected if our vendors:

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discontinue selling merchandise to us;

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enter into exclusivity arrangements with our competitors;

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sell similar merchandise to our competitors with similar or better pricing, many of whom already purchase merchandise in significantly greater volume and, in some cases, at lower prices than we do;

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raise the prices they charge us;

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change pricing terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our vendors have with their various lending institutions;

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lengthen their lead times; or

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initiate or expand sales of storage and organization products to retail customers directly through their own stores, catalogs or on the internet and compete with us directly.

We historically have established excellent working relationships with many small- to mid-size vendors that generally have more limited resources, production capacities and operating histories. Market and economic events that adversely impact our vendors could impair our ability to obtain merchandise in sufficient quantities. Such events include difficulties or problems associated with our vendors' business, finances, labor, ability to export or import, as the case may be, merchandise, costs, production, insurance and reputation. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of inventory in connection with the growth of our business. We may need to develop new relationships with larger vendors, as our current vendors may be unable to supply us with needed quantities and we may not be able to find similar merchandise on the same terms from larger vendors. If we are unable to acquire suitable merchandise in sufficient quantities, at acceptable prices with adequate delivery times due to the loss of or a deterioration or change in our relationship with one or more of our key vendors or events harmful to our vendors occur, it may adversely affect our business and results of operations.

There is a risk that our vendors may sell similar or identical products to our competitors, which could harm our business.

Although many of our products are sold by our vendors only to The Container Store, products related to the majority of our non-elfa® sales are not sold to us on an exclusive basis. Of the non-elfa® products that we purchase on an exclusive basis, none of these products are sold pursuant to agreements with exclusivity provisions. As a result, most of our vendors have no obligation to refrain from selling similar or identical products to our competitors, some of whom purchase products in significantly greater volume, or entering into exclusive arrangements with other retailers that could limit our access to their products. Our vendors could also initiate or expand sales of their products through their own stores or through the Internet to the retail market and therefore compete with us directly or sell their products through outlet centers or discount stores, increasing the competitive pricing pressure we face.

We depend on key executive management.

We depend on the leadership and experience of our key executive management, including Kip Tindell, Sharon Tindell, Melissa Reiff and Jodi Taylor. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We do not maintain key-man life insurance policies on any of our executive officers. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

If we are unable to find, train and retain key personnel, including new employees that reflect our brand image and embody our culture, we may not be able to grow or sustain our operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including general managers and store managers, who understand and appreciate our customers, products, brand and corporate culture, and are able to adequately and effectively represent our culture and establish credibility with our customers. Our planned growth will require us to hire and train even more personnel to manage such growth. If we are unable to hire and retain personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. There is a high level of competition for experienced, qualified personnel in the retail industry and we compete for personnel with a variety of companies looking to hire for retail positions. Our growth plans could strain our ability to staff our new stores, particularly at the store manager level, which could have an adverse effect on our ability to maintain a cohesive and consistently strong team, which in turn could have an adverse impact on our business. If we are unable to attract, train and retain employees in the future, we may not be able to serve our customers effectively, thus reducing our ability to continue our growth and to operate our existing stores as profitably as we have in the past.

Labor activities could cause labor relations difficulties for us.

None of our U.S.-based employees is currently subject to a collective bargaining agreement. As we continue to grow and enter different regions, unions may attempt to organize all or part of our employee base at certain stores or within certain regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual stores, or on our business as a whole.

As of October 1, 2013, approximately 53% of Elfa's employees (6% of our total employees) were covered by collective bargaining agreements. A dispute with a union or employees represented by a union, including a failure to extend or renew our collective bargaining agreements, could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, our results of operations could be adversely affected.

Higher health care costs and labor costs could adversely affect our business.

With the passage in 2010 of the U.S. Patient Protection and Affordable Care Act, we are required to provide affordable coverage, as defined in the Act, to all employees, or otherwise be subject to a payment per employee based on the affordability criteria in the Act. Many of these requirements will be phased in over a period of time, with the majority of the most impactful provisions affecting us presently anticipated to begin in the second quarter of fiscal 2015. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets.

We are subject to risks associated with our dependence on foreign imports for our merchandise.

In fiscal 2012, excluding purchases for Elfa, we purchased approximately 26% of our merchandise from vendors located in the United States and approximately 74% from vendors located outside the United States (including approximately 44% from vendors located in China). In addition, some of the merchandise we purchase from vendors in the United States also depends, in whole or in part, on vendors located outside the United States. As a result, our business depends on global trade, as well as trade and cost factors that impact the specific countries where our vendors are located, including Asia. Our future success will depend in part upon our ability to maintain our existing foreign vendor relationships and to develop new ones. While we rely on our long-term relationships with our foreign vendors, we have no long-term contracts with them and transact business on an order by order basis. Additionally, many of our imported products are subject to existing duties, tariffs and quotas that may limit the quantity of some types of goods which we may import into the United States. Our dependence on foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, risks of damage, destruction or confiscation of products while in transit to our distribution centers located in the United States, charges on or assessment of additional import duties, tariffs and quotas, loss of "most favored nation" trading status by the United States in relation to a particular foreign country, work stoppages, including without limitation as a result of events such as longshoremen strikes, transportation and other delays in shipments, including without limitation as a result of heightened security screening and inspection processes or other port-of-entry limitations or restrictions in the

United States, freight cost increases, economic uncertainties, including inflation, foreign government regulations, trade restrictions, including the United States retaliating against protectionist foreign trade practices and political unrest, increased labor costs and other similar factors that might affect the operations of our vendors in specific countries such as China.

An interruption or delay in supply from our foreign sources, or the imposition of additional duties, taxes or other charges on these imports, could have a material adverse effect on our business, financial condition and results of operations unless and until alternative supply arrangements are secured.

In addition, there is a risk that compliance lapses by our vendors could occur which could lead to investigations by U.S. government agencies responsible for international trade compliance. Resulting penalties or enforcement actions could delay future imports/exports or otherwise negatively impact our business. In addition, there remains a risk that one or more of our foreign vendors will not adhere to applicable legal requirements or our global compliance standards such as fair labor standards, the prohibition on child labor and other product safety or manufacturing safety standards. The violation of applicable legal requirements, including labor, manufacturing and safety laws, by any of our vendors, the failure of any of our vendors to adhere to our global compliance standards or the divergence of the labor practices followed by any of our vendors from those generally accepted in the United States, could disrupt our supply of products from our vendors or the shipment of products to us, result in potential liability to us and harm our reputation and brand, any of which could negatively affect our business and operating results.

Because of our international operations, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.

We source a significant portion of our products from outside the United States. The U.S. Foreign Corrupt Practices Act, and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. While our vendor compliance agreements mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We face risks related to our indebtedness.

Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk associated with our variable rate debt and prevent us from meeting our obligations under our notes and credit facilities. As of August 31, 2013, we had total outstanding debt of $392.2 million and an additional $68.6 million of availability under the Revolving Credit Facility and the Elfa Revolving Credit Facility. Our high degree of leverage could have important consequences to us, including:

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making it more difficult for us to make payments on our debt;

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increasing our vulnerability to general economic and industry conditions;

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requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

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exposing us to the risk of increased interest rates as our borrowings under the Senior Secured Term Loan Facility, the Revolving Credit Facility and the Elfa Senior Secured Credit Facilities are at variable rates;

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restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

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requiring us to comply with financial and operational covenants, restricting us, among other things from placing liens on our assets, making investments, incurring debt, making payments to our equity or debt holders and engaging in transactions with affiliates;

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limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

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limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who may be less highly leveraged.

In addition, a failure by us or our subsidiaries to comply with the agreements governing our indebtedness could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See "Description of Indebtedness."

We have debt service obligations and may incur additional indebtedness in the future, which may require us to use a substantial portion of our cash flow to service debt and limit our financial and operating flexibility in important ways.

As of August 31, 2013, we had total outstanding debt of $392.2 million and an additional $68.6 million of availability under the Revolving Credit Facility and the Elfa Revolving Credit Facility. We will continue to have debt service obligations following the completion of this offering. We may incur additional indebtedness in the future. Our indebtedness, or any borrowings under any future debt financing (including the Revolving Credit Facility) will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and would create additional cash demands and could impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

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require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures, expansion plans and other investments and other general corporate purposes;

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limit our ability to pay future dividends;

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limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

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heighten our vulnerability to downturns in our business, the storage and organization retail industry or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business; or

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prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

Our fixed lease obligations could adversely affect our financial performance.

Our fixed lease obligations will require us to use a significant portion of cash generated by our operations to satisfy these obligations, and could adversely impact our ability to obtain future financing to support our growth or other operational investments. We will require substantial cash flows from operations to make our payments under our operating leases, all of which provide for periodic increases in rent. As of March 2, 2013, our minimum annual rental obligations under long-term operating leases for fiscal 2013 and fiscal 2014 through fiscal 2015 are $62.5 million and $123.5 million, respectively. If we are not able to make the required payments under the leases, the lenders or owners of the stores may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under agreements governing our indebtedness, which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

Material damage to, or interruptions in, our information systems as a result of external factors, staffing shortages and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

We depend largely upon our information technology systems in the conduct of all aspects of our operations. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, fire and natural disasters. Damage or interruption to our information systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our information systems may have a material adverse effect on our business or results of operations.

We also rely heavily on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems.

We rely on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner.

We are vulnerable to various risks and uncertainties associated with our websites, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, computer viruses, changes in applicable federal and state regulation, security breaches, legal claims related to our website operations and e-commerce fulfillment and other consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties could reduce website sales and have a material adverse effect on our business or results of operations.

There are claims made against us from time to time that can result in litigation that could distract management from our business activities and result in significant liability or damage to our brand.

From time to time we are involved in litigation, claims and other proceedings relating to the conduct of our business, including but not limited to consumer protection class action litigation, claims related to our business, or employment practices and claims of intellectual property infringement. In addition, from time to time, we are subject to product liability and personal injury claims for the products that we sell and the stores we operate. Our purchase orders generally require the vendor to indemnify us against any product liability claims; however, if the vendor does not have insurance or becomes insolvent, we may not be indemnified. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, Employee Retirement Income Security Act of 1974, as amended, and disability claims. Any claims could also result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liability and could also materially adversely affect our operations and our reputation.

Product recalls and/or product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, results of operations, cash flow and financial condition.

We are subject to regulations by a variety of federal, state and international regulatory authorities, including the Consumer Product Safety Commission. In fiscal 2012, we purchased merchandise from approximately 700 vendors. If our vendors fail to manufacture or import merchandise that adheres to product safety requirements or our quality control standards, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. It is possible that one or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise is sold. Any issues of product safety, could cause us to recall some of those products. If our vendors are unable or unwilling to recall products failing to meet product safety requirements or our quality standards, we may be required to recall those products at a substantial cost to us. Furthermore, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales, especially if a recall occurs near a seasonal period.

Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In particular, The Consumer Product Safety Improvement Act of 2008 imposes significant requirements on manufacturing, importing, testing and labeling requirements for some of our products. In the event that we are unable to timely comply with regulatory changes, significant fines or penalties could result, and could adversely affect our reputation, results of operations, cash flow and financial condition.

Failure to protect the integrity and security of individually identifiable data of our customers and employees could expose us to litigation and damage our reputation.

We receive and maintain certain personal information about our customers and employees, including credit card information. The use of this information by us is regulated at the international, federal and state levels, and is subject to certain contractual restrictions in third party contracts. Although we have implemented processes to protect the integrity and security of personal information, there can be no assurance that this information will not be obtained by unauthorized persons or used inappropriately. If the security and information systems of ours or of our business associates are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could negatively affect our reputation as our customers and employees have a high expectation that we will adequately safeguard and protect their personal information, including their credit card information, as well as our results of operations and financial conditions. Any compromise or failure could result in litigation against us or the imposition of penalties. As privacy and information security laws and regulations change, we may incur additional costs to ensure we remain in compliance.

Changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.

We are subject to numerous statutory, regulatory and legal requirements, domestically and abroad. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of product safety, environmental protection, privacy and information security, wage and hour laws, among others, could potentially impact our operations and financial results.

We lease all of our properties at the TCS segment and the group headquarters and sales offices at the Elfa segment, and each is classified as an operating lease. The Financial Accounting Standards Board ("FASB") has issued an exposure draft that will revise lease accounting and require many leases currently considered to be operating leases to instead be classified as capital leases. The primary impact to this exposure draft would be that such leases would be recorded on the balance sheet as debt, and they currently have an off-balance sheet classification as operating leases. The timeline for effectiveness of this pronouncement, as well as the final guidelines and potential financial impact, are unclear at this point.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.

We may provide public guidance on our expected operating and financial results for future periods. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future and is useful to our stockholders and potential stockholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our actual results may not always be in line with or exceed the guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock may decline as well.

Our total assets include intangible assets with an indefinite life, goodwill and trademarks, and substantial amounts of property and equipment. Changes in estimates or projections used to assess the fair value of these assets, or operating results that are lower than our current estimates at certain store locations, may cause us to incur impairment charges that could adversely affect our results of operation.

Our total assets include intangible assets with an indefinite life, goodwill and trademarks, and substantial amounts of property and equipment. We make certain estimates and projections in connection with impairment analyses for these long lived assets, in accordance with FASB ASC 360, "Property, Plant and Equipment" ("ASC 360"), and ASC 350, "Intangibles—Goodwill and Other" ("ASC 350"). We also review the carrying value of these assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable in accordance with ASC 360 or ASC 350. We will record an impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. These calculations require us to make a number of estimates and projections of future results. If these estimates or projections change, we may be required to record additional impairment charges on certain of these assets. If these impairment charges are significant, our results of operations would be adversely affected. We recorded impairment charges of $0.4 million, $15.6 million and $15.5 million related to the elfa® trade name in fiscal 2010, fiscal 2011 and fiscal 2012, respectively. We also recorded goodwill impairment charges of $52.0 million, $31.5 million and $0 related to the Elfa segment in fiscal 2010, fiscal 2011 and fiscal 2012, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Significant increases in raw material prices or energy costs may adversely affect our costs, including cost of merchandise.

Any future increases in commodity prices for raw materials that are directly or indirectly related to the production of our products, such as the prices of steel, oil, resin and pulp, may adversely affect our costs. Furthermore, the transportation industry may experience a shortage or reduction of capacity, which could be exacerbated by higher fuel prices. Our results of operations may be adversely affected if we or our vendors are unable to secure, or are able to secure only at significantly higher costs, such commodities or fuel.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets, including net operating loss carryforwards, may result in volatility of our operating results.

We are subject to income taxes in various U.S. and certain foreign jurisdictions. We record tax expense based on our estimates of future payments, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets, including net operating loss carryforwards. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated.

In addition, our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance, timing of the utilization of net operating loss carryforwards, or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates.

Our operating results are subject to quarterly and seasonal fluctuations, and results for any quarter may not necessarily be indicative of the results that may be achieved for the full fiscal year. As a result, the market price of our common stock may fluctuate substantially.

Our quarterly results have fluctuated in the past and may fluctuate significantly in the future, depending upon a variety of factors, including, among other things, our product offerings, promotional events, store openings, the weather, remodeling or relocations, shifts in the timing of holidays, timing of catalog releases or sales, timing of delivery of orders, competitive factors and general economic conditions. As a result of these quarterly and seasonal fluctuations, the market price of our common stock may fluctuate substantially.

In addition, we historically have realized, and expect to continue to realize, higher Adjusted EBITDA in the fourth quarter of our fiscal year due to the Annual elfa® Sale. In fiscal 2012, we recorded Adjusted EBITDA of $35.0 million in the fourth fiscal quarter or approximately 39.9% of our fiscal 2012 Adjusted EBITDA.

Our comparable store sales and quarterly results have fluctuated significantly in the past based on a number of economic, seasonal and competitive factors, and we expect them to continue to fluctuate in the future. Since the beginning of fiscal 2008, our quarterly comparable store sales growth has ranged from a decrease of 13.7% to an increase of 12.9%. This variability could cause our comparable store sales and quarterly results to fall below the expectations of securities analysts or investors, which could result in a decline in the market price of our common stock.

Accordingly, our results of operations may fluctuate on a seasonal basis and relative to corresponding periods in prior years. Moreover, we may take certain pricing or marketing actions that could have a disproportionate effect on our business, financial condition and results of operations in a particular quarter or selling season. These initiatives may disproportionately impact results in a particular quarter and we believe that comparisons of our operating results from period to period are not necessarily meaningful and cannot be relied upon as indicators of future performance.

Material disruptions at one of our Elfa manufacturing facilities could negatively affect our business.

Elfa operates four manufacturing facilities: two in Sweden, one in Poland and one in Finland. A material operational disruption in one of our Elfa manufacturing facilities could occur as a result of any number of events including, but not limited to, major equipment failures, labor stoppages, transportation failures affecting the supply and shipment of materials and finished goods, severe weather conditions and disruptions in utility services. Such a disruption could negatively impact production, customer deliveries and financial results.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of copyright, patent, trademark, trade secret, trade dress and unfair competition laws, as well as confidentiality procedures, and assignment and licensing arrangements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. Further, we cannot assure you that competitors or other third parties will not infringe our intellectual property rights, or that we will have adequate resources to enforce our intellectual property rights.

In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in such countries and our competitive position may suffer.

If third parties claim that we infringe upon their intellectual property rights, our operating results could be adversely affected.

We face the risk of claims that we have infringed third parties' intellectual property rights. Any claims of intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products or methods that allegedly infringe; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; (iv) divert management's attention and resources; or (v) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products, any of which could have a negative impact on our operating results and harm our future prospects.

Risks related to this offering and ownership of our common stock

We are controlled by investment funds managed by LGP, whose interests in our business may be different from yours.

Upon the closing of this offering and after giving effect to the Distribution and the Exchange, and assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1, LGP will own approximately 27.5 million shares, or 59.7%, of our outstanding common stock. LGP will, for the foreseeable future, have significant influence over our reporting and corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. LGP is able to, subject to applicable law, and the voting arrangements with management described in "Certain relationships and related party transactions," designate a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and our rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of LGP may in some circumstances conflict with our interests and the interests of our other stockholders, including you.

We are a "controlled company" within the meaning of the New York Stock Exchange listing requirements and as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements. You will not have the same protection afforded to stockholders of companies that are subject to such corporate governance requirements.

Because of the aggregate voting power over our Company held by certain affiliates of LGP and certain members of management, we are considered a "controlled company" for the purposes of the New York Stock Exchange listing requirements. As such, we are exempt from the corporate governance requirements that our board of directors, our culture and compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors.

Following this offering, we intend to utilize these exemptions afforded to a "controlled company." Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our stockholders. These include:

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authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

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a provision for a classified board of directors so that not all members of our board of directors are elected at one time;

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the removal of directors only for cause;

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no provision for the use of cumulative voting for the election of directors;

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limiting the ability of stockholders to call special meetings;

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requiring all stockholder actions to be taken at a meeting of our stockholders (i.e. no provision for stockholder action by written consent); and

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establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, the Delaware General Corporation Law, to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

Finally, we understand that, substantially concurrently with the closing of this offering, the affiliates of LGP which own our common stock, and Kip Tindell, Sharon Tindell and Melissa Reiff (the "management directors") intend to enter into a voting agreement. Pursuant to the terms of this agreement, for so long as such LGP affiliates and the management directors collectively hold at least 40% of our outstanding common stock, or the agreement is otherwise terminated in accordance with its terms, such affiliates of LGP will agree to vote their shares of our common stock in favor of the election of the management directors to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors and the management directors will agree to vote their shares of our common stock in favor of the election of the directors affiliated with LGP upon their nomination by the nominating and corporate governance committee of our board of directors. Upon the closing of this offering, and after giving effect to the Distribution and the Exchange, and assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1, the parties to this agreement will collectively hold approximately 30.6 million shares, or 66.6%, of our outstanding common stock. See "Certain relationships and related party transactions—Voting agreement."

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our certificate of incorporation, as it will be in effect upon the closing of this offering, will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an "emerging growth company," it will, among other things:

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be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

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be exempt from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act (the "Dodd-Frank Act");

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certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

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instead provide a reduced level of disclosure concerning executive compensation and be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor's report on the financial statements.

We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act. If we remain an "emerging growth company" after fiscal 2013, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Act and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock. Also, as a result of our intention to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an "emerging growth company," our financial statements may not be comparable to companies that fully comply with regulatory and reporting requirements upon the public company effective dates.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission ("SEC"). The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. For example, a material weakness was identified during fiscal 2012 relating to the accounting for the elfa® trade name. We are taking steps to remediate this material weakness and expect to do so by the end of fiscal 2013. If we identify additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We do not currently expect to pay any cash dividends.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not currently expect to pay any cash dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, the obligors under the Senior Secured Term Loan Facility, the Revolving Credit Facility and the Elfa Senior Secured Credit Facilities are currently restricted from paying cash dividends, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon the closing of this offering, our existing stockholders will own an aggregate of 33,483,179 shares of our outstanding common stock (assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1). In addition, under our 2013 Equity Plan, we intend to grant to our directors and certain of our employees in connection with this offering, stock options to purchase, at the initial public offering price, an aggregate number of shares equal to the sum of (i) 2,500,000 and (ii) the number of shares originally reserved for issuance but not subject to outstanding stock options under the 2012 Stock Option Plan (adjusted to give effect to the stock split), which is an aggregate of 119,743 shares (after giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus)). A portion of the stock options described in clause (i) and all of the options described in clause (ii) of the preceding sentence will be immediately vested upon the closing of this offering. The remaining stock options will vest in equal annual installments over seven years. We have not yet determined the allocation of such stock options among the employees. All of the stock options granted to directors will be immediately vested upon the closing of this offering. The shares issuable under these options not held by our affiliates will be freely tradable without restriction under the Securities Act. See "Management—Director compensation" and "Executive compensation—Offering grants to employees under the 2013 Equity Plan" for additional information. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Certain existing holders of our common stock have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

We and each of our executive officers and directors and certain shareholders, including LGP, which collectively will hold 66.6% of our outstanding capital stock upon the closing of this offering and after giving effect to the Distribution and the Exchange (assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1), have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC. See "Underwriting."

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See "Shares Eligible for Future Sale"

for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

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quarterly variations in our operating results compared to market expectations;

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changes in preferences of our customers;

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announcements of new products or significant price reductions by us or our competitors;

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size of the public float;

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stock price performance of our competitors;

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fluctuations in stock market prices and volumes;

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default on our indebtedness;

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actions by competitors or other shopping center tenants;

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changes in senior management or key personnel;

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changes in financial estimates by securities analysts;

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the market's reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act;

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negative earnings or other announcements by us or other retail home goods companies;

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downgrades in our credit ratings or the credit ratings of our competitors;

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issuances of capital stock; and

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global economic, legal and regulatory factors unrelated to our performance.

Numerous factors affect our business and cause variations in our operating results and affect our net sales and comparable store sales, including consumer preferences, buying trends and overall economic trends; our ability to identify and respond effectively to trends and customer preferences; actions by competitors and other shopping center tenants; changes in our merchandise mix; pricing; the timing of our releases of new merchandise and promotional events; the level of customer service that we provide in our stores; changes in sales mix among sales channels; our ability to source and distribute products effectively; inventory shrinkage; weather conditions, particularly during the holiday season; and the number of stores we open in any period.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $24.10 per share based upon an assumed initial public offering price of $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1, which is substantially higher than the pro forma net tangible book deficit per share of our outstanding common stock. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees, consultants and directors under our stock option and equity incentive plans. See "Dilution."

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We believe that these factors include, but are not limited to, the following:

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overall decline in the health of the economy, consumer spending, and the housing market;

•
our inability to manage costs and risks relating to new store openings;

•
our inability to source and market new products to meet consumer preferences;

•
our failure to achieve or maintain profitability;

•
our dependence on a single distribution center for all of our stores;

•
our vulnerability to natural disasters and other unexpected events;

•
our reliance upon independent third-party transportation providers;

•
our inability to protect our brand;

•
our failure to successfully anticipate consumer preferences and demand;

•
our inability to manage our growth;

•
inability to locate available retail store sites on terms acceptable to us;

•
our inability to maintain sufficient levels of cash flow to meet growth expectations;

•
disruptions in the global financial markets leading to difficulty in borrowing sufficient amounts of capital to finance the carrying costs of inventory to pay for capital expenditures and operating costs;

•
fluctuations in currency exchange rates;

•
our inability to effectively manage our online sales;

•
competition from other stores and internet-based competition;

•
our inability to obtain merchandise on a timely basis at competitive prices as a result of changes in vendor relationships;

•
vendors may sell similar or identical products to our competitors;

•
our reliance on key executive management;

•
our inability to find, train and retain key personnel;

•
labor relations difficulties;

•
increases in health care costs and labor costs;

•
our dependence on foreign imports for our merchandise;

•
violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws; and

•
our indebtedness may restrict our current and future operations.

These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the "Risk Factors" section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

 The exchange

Holders of our preferred stock are entitled to a preferential payment upon certain distributions by us to holders of our capital stock (referred to as the liquidation preference), equal to the purchase price for such share ($1,000.00) plus accrued and unpaid dividends from August 16, 2007, the date of the LGP acquisition, on the outstanding liquidation preference at a rate of 12% per annum, compounded quarterly. Upon the closing of this offering, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), a distribution in the aggregate amount of $200.0 million, which we refer to as the "Distribution," will be paid from the net proceeds from this offering as follows: (i) first, on a pro rata basis to all 140 holders of our senior preferred stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of each such share of our senior preferred stock until such liquidation preference has been reduced to $1,000.00 per share and (ii) second, on a pro rata basis to all 140 holders of our junior preferred stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of each such share of our junior preferred stock. Shares of preferred stock and common stock held in treasury will be cancelled prior to giving effect to the Distribution and the Exchange. The amount of the net proceeds of this offering, and accordingly the amount of the Distribution, will depend on the initial public offering price per share in this offering. The primary purpose of the Distribution is to reduce the liquidation preference of the preferred stock in advance of the Exchange described below.

As required by our existing stockholders agreement, in connection with the closing of this offering, each holder of our preferred stock will exchange each outstanding share of such holder's preferred stock for a number of shares of common stock determined by dividing (a) the liquidation preference amount of such preferred stock on the date of the Distribution (and after giving effect to the payment of the Distribution) by (b) with respect to the senior preferred stock, the initial public offering price in this offering, and with respect to the junior preferred stock, the Junior Preferred Stock Exchange Price set forth in the second table below for the corresponding initial public offering price. References to the "Exchange" throughout this prospectus refer to the exchange of our preferred stock for our common stock. The primary purpose of the Exchange is to retire the preferred stock such that we will have only one class of capital stock outstanding—the common stock—following the closing of this offering.

As of October 1, 2013, as adjusted to give effect to the reduction resulting from the Distribution the liquidation preference per share of our outstanding senior preferred stock would have been $1,000.00 and the liquidation preference per share of our outstanding junior preferred stock would have been $1,710.43. These liquidation preference amounts are calculated as follows:

	Liquidation preference per share of our senior preferred stock	Liquidation preference per share of our junior preferred stock

Liquidation preference as of October 1, 2013	$1,614.11	$2,085.45
Payment of the Distribution	$(614.11)	$(375.02)
Liquidation preference as of October 1, 2013, after giving effect to the payment of the Distribution	$1,000.00	$1,710.43

The number of shares of common stock actually issued in the Exchange will be calculated using the liquidation preference as of the closing date of this offering. The liquidation preference will accrue at a rate of $249,327.17 per day in the aggregate, which represents $108,780.89 per day with respect to the shares of senior preferred stock and $140,546.28 with respect to the shares of our junior preferred stock, for each day on or after October 1, 2013 and to, but excluding, the closing date of this offering. Such accrual of the liquidation preference compounds on a quarterly basis, and as a result, the rate of accrual will increase on the first day of the next calendar quarter.

Assuming an initial public offering price of $17.50 per share (the midpoint of the range set forth on the front cover of this prospectus) with a corresponding stock split ratio of 5.7:1, and the liquidation preference as of October 1, 2013 after giving effect to the payment of the Distribution, 33,483,179 shares of common stock will be outstanding immediately after the Exchange. The actual number of shares of common stock that will be issued as a result of the Exchange is subject to change based on the initial public offering price and the closing date of this offering.

Because the number of shares of common stock issued in the Exchange will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering. In addition, as discussed above in "Prospectus summary—The offering," our existing common stock will be subject to a stock split calculated based upon the public offering price per share of our common stock. The number of shares being offered hereby to the public will remain fixed regardless of the stock split calculation and the Exchange. However, the total number of shares outstanding after the offering, the stock split ratio and the relative percentage ownership of the investors in this offering and our existing stockholders will depend on the public offering price per share of our common stock.

The table below sets forth the number of shares of our common stock that would be outstanding immediately after the Exchange and giving effect to this offering and the relative percentage ownership of the investors in this offering and our existing stockholders, assuming (i) the initial public offering prices for our common stock shown below, (ii) the liquidation preference per share as of October 1, 2013 after giving effect to the payment of the Distribution, as described above and (iii) the consummation of the stock split prior to the closing of this offering:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Junior Preferred Stock Exchange Price	$18.39	$18.12	$18.00	$19.00	$20.00	$21.00
Shares of our common stock issued in the Exchange	31,012,799	30,637,184	30,120,614	27,921,832	25,942,928	24,152,491
Outstanding shares of our common stock as of October 1, 2013	498,049	498,049	498,049	498,049	498,049	498,049
Stock split ratio for our outstanding common stock	5.9:1	5.7:1	5.9:1	8.7:1	11.2:1	13.5:1
Outstanding shares of our common stock as of October 1, 2013, after giving effect to the stock split	2,929,701	2,845,995	2,928,761	4,328,431	5,588,135	6,727,866
Shares of our common stock issued in this offering	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Outstanding shares of our common stock, after giving effect to the Exchange, the stock split and this offering	46,442,500	45,983,179	45,549,375	44,750,263	44,031,063	43,380,357
Pro forma percentage ownership of the investors in this offering	26.9%	27.2%	27.4%	27.9%	28.4%	28.8%
Pro forma percentage ownership of the existing stockholders	73.1%	72.8%	72.6%	72.1%	71.6%	71.2%

 Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $200.0 million (or $230.6 million if the underwriters exercise their option to purchase additional shares in full), assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus).

Each $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase or decrease, as applicable, the net proceeds we receive from this offering by approximately $11.7 million (or $13.4 million if the underwriters exercise their option to purchase additional shares in full), after deducting the estimated underwriting discount and estimated offering expenses.

We intend to use the net proceeds that we receive from this offering as follows:

•
(i) first, to make a distribution to all 140 holders of our 12% Senior Cumulative Preferred Stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of such shares until such liquidation preference is reduced to $1,000.00 per share and (ii) second, to pay the remainder as a distribution to all 140 holders of our 12% Junior Cumulative Preferred Stock (including LGP and 130 of our current and former employees), which will reduce the liquidation preference of such shares; and

•
if the underwriters exercise their option to purchase additional shares, we intend to use the net proceeds that we receive to repay a portion of the outstanding borrowings under the Senior Secured Term Loan Facility (as such term is defined under "Description of Indebtedness").

The holders of our preferred stock are entitled to a preferential payment upon certain distributions by us to holders of our capital stock (referred to as the liquidation preference), equal to the purchase price for such share ($1,000.00) plus accrued and unpaid dividends from August 16, 2007, on the outstanding liquidation preference at a rate of 12% per annum, compounded quarterly. The primary purpose of the distributions described above is to reduce the liquidation preference of the preferred stock in advance of the Exchange. The primary purpose of the Exchange is to retire the preferred stock such that we will have only one class of capital stock outstanding—the common stock—following the closing of this offering. See "—The exchange."

As of August 31, 2013, $361.3 million was outstanding under the Senior Secured Term Loan Facility. Borrowings under the Senior Secured Term Loan Facility had a weighted average interest rate of 6.42% for fiscal 2012. The Senior Secured Term Loan Facility accrues interest at the rate of the London Interbank Offered Rate (LIBOR) + 4.25%, subject to a LIBOR floor of 1.25%, and matures on April 6, 2019. On April 8, 2013, The Container Store, Inc. entered into the Increase and Repricing Transactions, which were effected pursuant to an amendment to the Senior Secured Term Loan Facility. The additional $90.0 million of borrowings was used to finance a distribution to holders of our senior preferred stock in the amount of $90.0 million, which was paid on April 9, 2013. See "Description of Indebtedness."

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of August 31, 2013, as follows:

•
on an actual basis;

•
on an as adjusted basis to reflect only (1) the cancellation of shares of preferred stock and common stock held in treasury, (2) the Distribution, (3) the Exchange, and (4) an assumed stock split of 5.7:1 of our existing common stock, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus) and assuming the offering had been completed on October 1, 2013; and

•
on an as further adjusted basis to give further effect to our issuance and sale of 12,500,000 shares of common stock in this offering at an assumed initial public offering price of $17.50 per share (the midpoint of the price range listed on the cover page of this prospectus) after deducting the underwriting discounts and estimated offering expenses payable by us.

For more information, please see "The exchange" and "Use of proceeds." You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of August 31, 2013
(in thousands, except share and per share data)	Actual	As adjusted(1)	As further adjusted(2)

Cash and cash equivalents	$12,744	$12,744	$12,744

Debt:
Revolving Credit Facility(3)	$—	$—	$—
Senior Secured Term Loan Facility	361,344	361,344	361,344
Elfa Term Loan Facility	3,769	3,769	3,769
Elfa Revolving Credit Facility(4)	21,215	21,215	21,215
Mortgage and other loans	5,864	5,864	5,864

Total Debt	$392,192	$392,192	$392,192
Stockholders' equity:
Senior preferred stock, par value $0.01 per share; 250,000 shares authorized, 202,480 shares issued and 202,182 outstanding, actual; and no shares authorized, issued or outstanding, as adjusted and as further adjusted(5)	$2	$—	$—
Junior preferred stock, par value $0.01 per share; 250,000 shares authorized, 202,480 shares issued and 202,182 outstanding, actual; and no shares authorized, issued or outstanding, as adjusted and as further adjusted(5)	2	—	—
Common stock, par value $0.01 per share; 600,000 shares authorized, 500,356 shares issued and 498,049 outstanding, actual; 250,000,000 shares authorized, 33,483,179 shares issued and outstanding, as adjusted; and 250,000,000 shares authorized and 45,983,179 shares issued and outstanding as further adjusted	5	335	460
Additional paid-in capital(5)	455,484	586,117	785,976
Accumulated other comprehensive loss	(569)	(569)	(569)
Retained deficit	(314,518)	(646,301)	(646,301)
Treasury stock, 2,903 shares, actual; and no shares, as adjusted and as further adjusted	(840)	—	—

Total stockholders' equity	$139,566	$(60,418)	$139,566

Total capitalization	$531,758	$331,774	$531,758

(1)   We have calculated the number of shares of common stock to be issued pursuant to the Exchange using the liquidation preference of the shares of our preferred stock as of October 1, 2013, after giving effect to the payment of the Distribution. Accordingly, such amounts do not take into account shares of our common stock to be issued in the Exchange in satisfaction of the liquidation preference of our preferred stock accrued on or after October 1, 2013 and to, but excluding, the closing date of this offering. Such liquidation preference will accrue at a rate of $249,327.17 per day in the aggregate (which, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), would be exchanged in the Exchange for approximately 13,972 shares of our common stock per day). Such accrual of the liquidation preference compounds on a quarterly basis, and as a result, the rate of accrual will increase on the first day of the next calendar quarter.

Because the number of shares of common stock for which a share of our preferred stock will be exchanged will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have an impact on the number of shares of common stock exchanged for shares of our preferred stock pursuant to the Exchange upon the closing of this offering and the relative percentage ownership of the investors in this offering and our existing stockholders.

If the initial public offering price is equal to $17.50 per share, the midpoint of the price range set forth on the cover of this prospectus, our preferred stock would be exchanged for an aggregate of 30,637,184 shares of our common stock upon the closing of this offering, assuming that the closing occurs on October 1, 2013. The table below sets forth the number of shares of our common stock that would be issued in the Exchange, assuming the initial public offering prices for our common stock shown below:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Shares of our common stock issued in the Exchange	31,012,799	30,637,184	30,120,614	27,921,832	25,942,928	24,152,491

(2)   A change in the assumed initial public offering price of $17.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus would change the as further adjusted amount of each of additional paid-in capital, total stockholders' equity and total capitalization as set forth in the following chart, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Additional paid-in capital	771,210	785,976	797,828	797,836	797,845	797,851
Retained deficit	(631,540)	(646,301)	(658,149)	(658,149)	(658,149)	(658,149)
Total stockholders' equity	139,566	139,566	139,566	139,566	139,566	139,566
Total capitalization	531,758	531,758	531,758	531,758	531,758	531,758

The table above does not include:

•
233,640 shares of common stock issuable upon exercise of stock options outstanding as of October 1, 2013 at a weighted-average exercise price of $17.50 per share, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus);

•
3,607,441 shares of common stock reserved as of the closing date of this offering for future issuance under our 2013 Equity Plan, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus); and

•
the shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock after October 1, 2013 (see note 1 above).

(3)   The Revolving Credit Facility provides for borrowings of up to $75.0 million.

(4)   The Elfa Revolving Credit Facility provides for borrowings of up to SEK 175,000,000 (approximately $26.4 million as of August 31, 2013).

(5)   Additional paid-in capital does not include the accrued liquidation preference of the senior preferred stock and junior preferred stock, which as of August 31, 2013 was approximately $323.8 million and approximately $418.2 million, respectively.

 Dividend policy

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by our subsidiary, The Container Store, Inc., and its subsidiaries. The Container Store, Inc.'s ability to pay dividends to us is limited by the Revolving Credit Facility and the Senior Secured Term Loan Facility, which may in turn limit our ability to pay dividends on our common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book deficit per share of our common stock after this offering. Our pro forma net tangible book value as of August 31, 2013 was $(303.7) million, or $(9.07) per share of our common stock, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus). Pro forma net tangible book deficit per share represents our total tangible assets reduced by the amount of our total liabilities after the net proceeds from the offering is used to pay the Distribution, divided by the total number of shares of our common stock outstanding after giving effect to the exchange of all outstanding shares of our preferred stock upon the closing of this offering (but without giving effect to the increase per share attributable to this offering).

After giving effect to the sale of 12,500,000 shares of common stock that we are offering at an assumed initial public offering price of $17.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book deficit as of August 31, 2013 would have been approximately $(303.7) million, or approximately $(6.60) per share. This amount represents an immediate increase in net tangible book deficit of $2.47 per share to our existing stockholders and an immediate dilution in net tangible book deficit of approximately $24.10 per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book deficit per share after this offering from the amount of cash that a new investor paid for a share of common stock. Because the number of shares of common stock into which a share of our preferred stock is convertible and the stock split ratio will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would also have a corresponding impact on our pro forma net tangible book deficit per share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Pro forma net tangible book deficit per share as of August 31, 2013	(8.95)	(9.07)	(9.19)	(9.42)	(9.63)	(9.83)
Increase per share attributable to this offering	2.40	2.47	2.51	2.63	2.73	2.83
Pro forma as adjusted net tangible book deficit per share after this offering	$(6.55)	$(6.60)	$(6.68)	$(6.79)	$(6.90)	$(7.00)

Dilution per share to new investors	$23.55	$24.10	$24.68	$25.79	$26.90	$28.00

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book deficit after the offering would be $(5.71) per share, the increase in net tangible book deficit per share to existing stockholders would be $3.36 and the dilution in net tangible book deficit per share to new investors would be $23.21 per share, in each case assuming an initial public offering price of $17.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, with a corresponding stock split ratio of 5.7:1.

The following table summarizes, as of August 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid, net of distributions received with respect to the preferred shares (including the Distribution). The calculation below is based on an assumed initial public offering price of $17.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, with a corresponding stock split ratio of 5.7:1, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	33,483,179	72.8%	$165,012,032	43.0%	$4.93
New investors	12,500,000	27.2%	$218,750,000	57.0%	$17.50

Total	45,983,179	100%	$383,762,032	100%	$8.35

The foregoing tables and calculations are based on the number of shares of our common stock and our preferred stock outstanding as of October 1, 2013 after giving effect to the exchange of all outstanding shares of our preferred stock upon the closing of this offering determined by reference to the midpoint of the range set forth on the cover of this prospectus, the corresponding stock split ratio, and the payment of the Distribution to holders of our preferred stock, and exclude:

•
233,640 shares of common stock issuable upon exercise of stock options outstanding as of October 1, 2013 at a weighted-average exercise price of $17.50 per share, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus);

•
3,607,441 shares of common stock reserved as of the closing date of this offering for future issuance under our 2013 Equity Plan, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus), including:

•
stock options to be granted to our directors and certain of our employees in connection with this offering as described in "Management—Director compensation" and "Executive compensation—Offering grants to employees under the 2013 Equity Plan,"

•
the shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock on and after October 1, 2013; and

•
1,875,000 shares of common stock issuable upon exercise of the underwriters' option to purchase additional shares of our common stock from us.

In this prospectus, we have calculated the number of shares of common stock to be issued pursuant to the Exchange using an assumed offering date of October 1, 2013 for purposes of calculating the liquidation preference of the shares of our preferred stock, and the application of the net proceeds to us. Accordingly, such amounts do not take into account shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock on and after October 1, 2013 and to, but excluding, the closing date of this offering. Such dividends accrue at a rate of $249,327.17 per day in the aggregate (which would be exchanged in the Exchange for approximately 13,972 shares of our common stock per day, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus)). Such accrual of the liquidation preference compounds on a quarterly basis, and as a result, the rate of accrual will increase on the first day of the next calendar quarter. For more information, please see "Use of Proceeds" and "The Exchange" elsewhere in this prospectus.

To the extent any of our outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of October 1, 2013, the pro forma as adjusted net tangible book deficit per share after this offering would be $(6.48), and the dilution in net tangible book deficit per share to new investors would be $23.98, in each case assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus).

If the underwriters exercise their option to purchase additional shares in full (and assuming exercise of all of our outstanding options):

•
the percentage of shares of common stock held by existing stockholders will decrease to approximately 70.1% of the total number of shares of our common stock outstanding after this offering; and

•
the number of shares held by new investors will increase to 14,375,000, or approximately 29.9% of the total number of shares of our common stock outstanding after this offering,

in each case assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus).

Selected consolidated financial data

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

We have derived the consolidated statement of operations data and consolidated balance sheet data for the fiscal years ended February 26, 2011, February 25, 2012, and March 2, 2013 from our audited consolidated financial statements for such years and for the twenty six weeks ended August 25, 2012 and August 31, 2013 from our unaudited consolidated financial statements for such periods. Our audited consolidated financial statements as of February 25, 2012 and March 2, 2013 and for the fiscal years ended February 26, 2011, February 25, 2012 and March 2, 2013 have been included in this prospectus. The consolidated statements of operations data for the fiscal year ended February 27, 2010 is derived from our audited consolidated financial statements that are not included in this prospectus. We have derived the consolidated statement of operations data for the fiscal year ended February 28, 2009 and the consolidated balance sheet data as of February 28, 2009 and February 27, 2010 from our unaudited consolidated financial statements that are not included in this prospectus. Our unaudited consolidated financial statements as of August 31, 2013 and for the twenty six weeks ended August 25, 2012 and August 31, 2013 have been included in this prospectus and, in the opinion of management, include all adjustments (inclusive only of normally recurring adjustments) necessary for a fair presentation. Historical results are not indicative of the results to be expected in the future and results of operations for an interim period are not necessarily indicative of results for a full year. The fiscal year ended March 2, 2013 included 53 weeks, whereas the fiscal years ended February 25, 2012, and February 26, 2011, February 27, 2010 and February 28, 2009 included 52 weeks. Categories that are only applicable to our TCS segment are noted with (*) and to our Elfa segment with (+). For segment data, see Note 14 to our consolidated financial statements.

	Fiscal year ended					Twenty six weeks ended
(in thousands, except shares and per share amounts)
	February 28, 2009	February 27, 2010	February 26, 2011	February 25, 2012	March 2, 2013	August 25, 2012	August 31, 2013

Consolidated statement of operations
Net sales	$551,276	$523,004	$568,820	$633,619	$706,757	$314,316	$343,419
Cost of sales (excluding depreciation and amortization)	238,559	223,759	235,295	266,355	291,146	131,162	142,818

Gross profit	312,717	299,245	333,525	367,264	415,611	183,154	200,601

Selling, general and administrative expenses (excluding depreciation and amortization)	270,803	252,272	269,474	293,665	331,380	155,307	169,287
Pre-opening costs*	4,076	1,167	1,747	5,203	7,562	4,436	3,934
Goodwill and trade name impairment+	124,228	—	52,388	47,037	15,533	—	—
Depreciation and amortization	22,650	23,845	24,354	27,451	29,550	14,489	15,050
Restructuring charges+	—	—	341	133	6,369	2,309	361
Long-lived asset impairment	2,091	—	—	—	—	—	—
Other expenses	1,532	329	—	193	987	482	626
Loss (gain) on disposal of assets	53	121	139	210	88	(5)	73

Income (loss) from operations	(112,716)	21,511	(14,918)	(6,628)	24,142	6,136	11,270
Interest expense	28,716	27,331	26,006	25,417	21,388	10,890	11,074
Loss on extinguishment of debt*	—	—	—	—	7,333	7,329	1,101

Loss before taxes	(141,432)	(5,820)	(40,924)	(32,045)	(4,579)	(12,083)	(905)
Provision (benefit) for income taxes(1)	1,195	(1,623)	4,129	(1,374)	(4,449)	(2,998)	(217)

Net loss	$(142,627)	$(4,197)	$(45,053)	$(30,671)	$(130)	$(9,085)	$(688)
Less preferred dividends accrued	(54,897)	(61,868)	(69,723)	(78,575)	(90,349)	(42,954)	(44,150)

Net loss attributable to common stockholders (basic and diluted)(2)	$(197,524)	$(66,065)	$(114,776)	$(109,246)	$(90,479)	$(52,039)	$(44,838)

Net Loss per share attributable to common stockholders (basic and diluted)(2)	$(395.21)	$(132.30)	$(230.05)	$(219.10)	$(181.60)	$(104.43)	$(90.01)

Shares used in computing net loss per share attributable to common stockholders (basic and diluted)(2)	499,791	499,338	498,905	498,600	498,225	498,330	498,144
Pro forma net loss per common share unaudited (basic and diluted)(2)					$(0.00)		$(0.01)
Shares used in computing pro forma net loss per common share unaudited (basic and diluted)(2)					45,984,193		45,983,729

	Fiscal year					Twenty six weeks ended
	February 28, 2009	February 27, 2010	February 26, 2011	February 25, 2012	March 2, 2013	August 25, 2012	August 31, 2013

Other financial data:
Adjusted EBITDA (in thousands)(3)	$46,995	$51,862	$67,707	$75,644	$87,585	$30,139	$32,719
Adjusted EBITDA margin(4)	8.5%	9.9%	11.9%	11.9%	12.4%	9.6%	9.5%
Comparable store sales growth for the period*(5)	(9.3)%	(5.7)%	8.1%	7.6%	4.4%	5.6%	2.9%
Number of stores open at end of period*	46	47	49	53	58	57	61
Average ticket*(6)	$ 54.62	$ 52.48	$ 53.68	$ 55.60	$ 57.34	$ 54.70	$ 57.54

	As of
(in thousands)	February 28, 2009	February 27, 2010	February 26, 2011	February 25, 2012	March 2, 2013	August 31, 2013

Consolidated balance sheet data:
Cash and cash equivalents	$7,248	$26,162	$49,756	$51,163	$25,351	$12,744
Net working capital(7)	37,642	33,365	21,341	21,367	22,557	29,793
Total assets	761,309	797,133	773,303	746,678	752,820	754,351
Long-term debt(8)	303,875	305,673	300,893	300,166	285,371	370,977
Total stockholders' equity	285,305	303,301	268,227	232,989	233,375	139,566

(1)   The difference between our effective tax rate and the statutory Federal tax rate is predominantly related to fluctuations in the valuation allowance recorded against net deferred assets not expected to be realized, the effects of foreign income taxed at a different rate and intraperiod tax allocations between continuing operations and other comprehensive income.

(2)   Common stockholders do not share in net income unless earnings exceed the unpaid dividends on our preferred stock. Accordingly, prior to this offering, there were no earnings available for common stockholders because in fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and the twenty six weeks ended August 25, 2012 and August 31, 2013 we reported a net loss. During any period in which we had a net loss, the loss was attributed only to the common stockholders. For all periods presented, basic and diluted net loss per common share are the same, as any additional common stock equivalents would be anti-dilutive.

Pro forma figures give effect to the offering, the stock split and the Exchange as if such transactions were completed at the beginning of such period. We will not have any preferred stock outstanding after the completion of this offering. See "The Exchange" for additional information.

As each of the number of shares of our common stock that will be issued in the Exchange and the stock split ratio will be determined based on the final initial offering price, the pro forma weighted average number of common shares, and therefore the pro forma basic and diluted earnings per common share, would change if the initial public offering price is not $17.50 per share (the midpoint of the range set forth in the cover of this prospectus) with a corresponding stock split ratio of 5.7:1. The following table sets forth the impact of a change in the final initial offering price on each of (i) number of shares of our common stock that will be issued in the Exchange, (ii) the stock split ratio for our common stock, (iii) our pro forma weighted average number of common shares and (iv) our pro forma earnings per common share for the twenty six weeks ended August 31, 2013:

Assumed initial public offering price per share	$17.00	$17.50	$18.00	$19.00	$20.00	$21.00
Shares of our common stock issued in the Exchange	31,012,799	30,637,184	30,120,614	27,921,832	25,942,928	24,152,491
Stock split ratio for our common stock	5.9	5.7	5.9	8.7	11.2	13.5
Shares used in computing pro forma net loss per common share (basic and diluted)	46,443,000	45,983,729	45,549,878	44,751,034	44,032,132	43,381,642
Pro forma net loss per common share (basic and diluted)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)	$(0.02)

In addition, we have calculated the number of shares of common stock to be issued pursuant to the Exchange using an assumed offering date of October 1, 2013 for purposes of calculating the liquidation preference of the shares of our preferred stock. Accordingly, such amounts do not take into account shares of common stock to be issued in the Exchange in satisfaction of the accrued liquidation preference on our preferred stock after October 1, 2013 and through the closing date of this offering. Such liquidation preference will accrue at a rate of approximately $249,327.17 per day in the aggregate (which would be exchanged in the Exchange for approximately 13,972 shares of our common stock per day, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus).

(3)   EBITDA and Adjusted EBITDA have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is calculated in accordance with the Secured Term Loan Facility and the Revolving Credit Facility and is the basis for performance evaluation under our executive compensation programs. Adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider in our evaluation of ongoing operating performance from period to period as discussed further below.

EBITDA and Adjusted EBITDA are included in this prospectus because they are key metrics used by management, our board of directors and LGP to assess our financial performance. EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In addition to covenant compliance and executive performance evaluations, we use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.

EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures, store openings and certain other cash costs that may recur in the future. EBITDA and Adjusted EBITDA contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation, such as pre-opening costs, stock compensation expense, and losses on extinguishment of debt. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

A reconciliation of net loss to EBITDA and Adjusted EBITDA is set forth below:

	Fiscal year ended					Twenty six weeks ended
(in thousands)	February 28, 2009	February 27, 2010	February 26, 2011	February 25, 2012	March 2, 2013	August 25, 2012	August 31, 2013

Net loss	$(142,627)	$(4,197)	$(45,053)	$(30,671)	$(130)	$(9,085)	$(688)
Depreciation and amortization	22,650	23,845	24,354	27,451	29,550	14,489	15,050
Interest expense	28,716	27,331	26,006	25,417	21,388	10,890	11,074
Income tax expense (benefit)	1,195	(1,623)	4,129	(1,374)	(4,449)	(2,998)	(217)

EBITDA	(90,066)	45,356	9,436	20,823	46,359	13,296	25,219
Management fees(a)	—	—	—	500	1,000	500	500
Pre-opening costs*(b)	4,076	1,167	1,747	5,000	7,562	4,436	3,934
Goodwill and trade name impairment+(c)	124,228	—	52,388	47,037	15,533	—	—
Non-cash rent(d)	5,450	4,033	2,442	1,935	2,014	1,306	702
Restructuring charges+(e)	1,814	—	341	133	6,369	2,309	361
Long-lived asset impairment+(f)	2,091	—	—	—	—	—	—
Stock compensation expense(g)	350	—	—	—	283	—	213
Loss on extinguishment of debt*(h)	—	—	—	—	7,333	7,329	1,101
Foreign exchange (gains) losses(i)	(871)	959	1,269	(66)	55	444	16
Other adjustments(j)	(77)	347	84	282	1,077	519	673

Adjusted EBITDA	$46,995	$51,862	$67,707	$75,644	$87,585	$30,139	$32,719

(a)   Fees paid to LGP in accordance with our management services agreement, which will terminate on the closing of this offering.

(b)   Non-capital expenditures associated with opening new stores and relocating stores. Prior to fiscal 2012, the amount of pre-opening costs permitted pursuant to the terms of the Revolving Credit Facility and the Senior Secured Term Loan Facility to be included in the calculation of Adjusted EBITDA was limited to $5.0 million, and the limit was increased to $10.0 million in April 2012. Similar limits exist in our compensation plan. We adjust for these costs to facilitate comparisons of our performance from period to period.

(c)   Non-cash charges related to impairment of intangible assets, primarily related to Elfa, which we do not consider in our evaluation of our ongoing performance.

(d)   Reflects the extent to which our annual GAAP rent expense has been above or below our cash rent payment due to lease accounting adjustments. The adjustment varies depending on the average age of our lease portfolio (weighted for size), as our GAAP rent expense on younger leases typically exceeds our cash cost, while our GAAP rent expense on older leases is typically less than our cash cost. Although our GAAP rent expense has exceeded our cash rent payments through our last fiscal year, as our lease portfolio matures we expect our cash rent payments to exceed our GAAP rent expense, beginning in fiscal 2013.

(e)   Includes charges incurred to restructure business operations at Elfa, including the closure of a sales subsidiary in the Netherlands in 2008, the sale of a subsidiary in Germany and a manufacturing facility in Norway in fiscal 2012, as well as the relocation of certain head office functions in sales and marketing from the Västervik, Sweden, manufacturing location to the group headquarters in Malmö, Sweden in fiscal 2012, which we do not consider in our evaluation of our ongoing performance.

(f)    Non-cash charges related to impairment of long-lived tangible assets in our Elfa segment.

(g)   Non-cash charges related to stock-based compensation programs, which vary from period to period depending on timing of awards. We adjust for these charges to facilitate comparisons from period to period.

(h)   Loss recorded as a result of the repayment of the then outstanding term loan facility and senior subordinated notes in April 2012, which we do not consider in our evaluation of our ongoing operations, and the April 2013 amendment to the Senior Secured Term Loan Facility. In the event the underwriters exercise their option to purchase additional shares, we expect to incur a charge in connection with our repayment of a portion of the borrowings under the Senior Secured Term Loan Facility with the net proceeds of this offering.

(i)    Realized foreign exchange transactional gains/losses.

(j)    Other adjustments include amounts our management does not consider in our evaluation of our ongoing operations, including costs incurred in preparations for this offering and other charges.

(4)   Adjusted EBITDA margin means, for any period, the Adjusted EBITDA for that period divided by the net sales for that period.

(5)   A store is included in the comparable store sales calculation on the first day of the sixteenth full fiscal month following the store's opening. When a store is relocated, we continue to consider sales from that store to be comparable store sales. Net sales from our website and call center are also included in calculations of comparable store sales.

(6)   Average ticket for any period is calculated by dividing (a) net sales of merchandise by our TCS segment (or, if average ticket is being calculated with respect to the elfa® Custom Design Center, the net sales of merchandise from the elfa® Custom Design Center) for that period (regardless of whether such net sales are included in comparable store sales for such period) by (b) the number of transactions for that period comprising such net sales.

(7)   Net working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long-term debt and revolving lines of credit).

(8)   Long-term debt consists of the current and long-term portions of the Senior Secured Term Loan Facility, the Elfa Term Loan Facility, and other mortgages and loans.

Management's discussion and analysis of
financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our fiscal year is the 52- or 53-week period ending on the Saturday closest to February 28. The following discussion contains references to fiscal 2010, fiscal 2011, and fiscal 2012, which represent our fiscal years ended February 26, 2011, February 25, 2012, and March 2, 2013, respectively. Fiscal 2010 and fiscal 2011 were 52-week periods, whereas fiscal 2012 was a 53-week period. The first half of fiscal 2013 ended on August 31, 2013 and the first half of fiscal 2012 ended on August 25, 2012, and both included twenty six weeks.

Overview

As of October 1, 2013, we operated 62 stores with an average size of approximately 19,000 selling square feet in 22 states and the District of Columbia. In fiscal 2012, TCS net sales were derived from approximately 10,500 unique SKUs organized into 16 distinct lifestyle departments sourced from approximately 700 vendors around the world. The breadth, depth and quality of our product offerings are designed to appeal to a broad demographic, including our core customers, who are predominantly female, affluent, highly educated and busy.

Our operations consist of two reporting segments:

•
TCS, which consists of our retail stores, website and call center. As of October 1, 2013, we operated 62 stores with an average size of approximately 19,000 selling square feet in 22 states and the District of Columbia. We also offer all of our products directly to customers through our website and call center which accounted for approximately 5.4% of TCS net sales in fiscal 2012. Our stores receive all products directly from our distribution center co-located with our corporate headquarters in Coppell, Texas. In fiscal 2012, TCS net sales were derived from approximately 10,500 unique stock keeping units ("SKUs") organized into 16 distinct lifestyle departments sourced from approximately 700 vendors around the world. The breadth, depth and quality of our product offerings are selected to appeal to a broad demographic, including our core customers, who are predominantly female, affluent, highly educated and busy. In fiscal 2012, TCS had net sales of $613 million, which represented approximately 87% of our total net sales.

•
Elfa, which designs and manufactures component-based shelving and drawer systems and made-to-measure sliding doors. Elfa was founded in 1948 and is headquartered in Malmö, Sweden. Elfa's shelving and drawer systems are customizable for any area of the home, including closets, kitchens, offices and garages. Elfa operates four manufacturing facilities with two located in Sweden, one in Finland and one in Poland. The Container Store began selling elfa® products in 1978 and acquired Elfa in 1999. Today our TCS segment is the exclusive distributor of elfa® products in the U.S. and represented approximately 34% of Elfa's total sales in fiscal 2012. Elfa also sells its products on a wholesale basis to various retailers in more than 30 countries around the world, with a concentration in the Nordic region of Europe. In fiscal 2012, the Elfa segment had $94 million of third party net sales, which represented approximately 13% of our total net sales.

How we assess the performance of our business

We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use to determine how our business is performing are net sales, gross profit, gross margin, and selling, general and administrative expenses. In addition, we also review other important metrics such as comparable store sales, average ticket and Adjusted EBITDA.

Net sales

Net sales reflect our sales of merchandise plus other services provided, such as shipping, delivery, and installation, less returns and discounts. Net sales also include wholesale sales by Elfa. Revenue from our TCS segment is recognized upon receipt of the product by our customers or upon completion of the service to our customers. Elfa segment revenue is recorded upon shipment.

The retail and wholesale businesses in which we operate are cyclical, and consequently our sales are affected by general economic conditions. Purchases of our products are sensitive to trends in the levels of consumer spending, which are affected by a number of factors such as consumer disposable income, housing market conditions, stock market performance, consumer debt, interest rates, tax rates and overall consumer confidence.

Our business is moderately seasonal. As a result, our revenues fluctuate from quarter to quarter, which often affects the comparability of our interim results. Net sales are historically higher in the fourth quarter due primarily to the impact of our Annual elfa® Sale, which begins on December 24th and runs into early February each year.

Gross profit and gross margin

Gross profit is equal to our net sales less cost of sales. Gross profit as a percentage of net sales is referred to as gross margin. Cost of sales in our TCS segment includes the purchase cost of inventory less vendor rebates, in-bound freight, as well as inventory shrinkage. Costs incurred to ship or deliver merchandise to customers, as well as direct installation costs, are also included in cost of sales in our TCS segment. Elfa segment cost of sales from manufacturing operations includes direct costs associated with production, primarily material and wages. The components of our cost of sales may not be comparable to the components of cost of sales or similar measures by other retailers. As a result, data in this prospectus regarding our gross profit and gross margin may not be comparable to similar data made available by other retailers.

Our gross profit is variable in nature and generally follows changes in net sales. Our gross margin can be impacted by changes in the mix of products sold. For example, sales from our TCS segment typically provide a higher gross margin than sales to third parties from our Elfa segment. Gross margin for our TCS segment is also susceptible to foreign currency risk as purchases of elfa® products from our Elfa segment are in Swedish krona, while sales of these products are in U.S. dollars. We mitigate this risk through the use of forward contracts, whereby we hedge purchases of inventory by locking in foreign currency exchange rates in advance.

Selling, general and administrative expenses

Selling, general and administrative expenses includes all operating costs not included in cost of sales or pre-opening costs. For our TCS segment, these include all payroll and payroll-related expenses, marketing expenses, all occupancy expenses (which include rent, real estate taxes, common area maintenance, utilities, telephone, property insurance, and repair and maintenance), costs to ship product from the distribution center to our stores, and supplies expenses. We also incur costs for our distribution and corporate office operations. For our Elfa segment, these include sales and marketing expenses, product development costs, and all expenses related to operations at headquarters. Depreciation and amortization is excluded from both gross profit and selling, general and administrative expenses. Selling, general and administrative expenses also include non-cash stock-based compensation.

Selling, general and administrative expenses includes both fixed and variable components and, therefore, is not directly correlated with net sales. The components of our selling, general and administrative expenses may not be comparable to the components of similar measures of other retailers. We expect that our selling, general and administrative expenses will increase in future periods with future growth and in part due to additional legal, accounting, insurance, and other expenses that we expect to incur as a result of being a public company, including compliance with the Sarbanes-Oxley Act.

New store Pre-opening costs

Non-capital expenditures associated with opening new stores, including rent, marketing expenses, travel and relocation costs, and training costs, are expensed as incurred and are included in pre-opening costs in the consolidated statement of operations.

Comparable store sales

A store is included in the comparable store sales calculation on the first day of the sixteenth full fiscal month following the store's opening, which is when we believe comparability is achieved. When a store is relocated, we continue to include sales from that store in comparable store sales. Sales from our website and call center, which are included in our net sales for all periods discussed below, are also included in calculations of comparable store sales.

Comparable store sales allow us to evaluate how our retail store base is performing by measuring the change in period-over-period net sales in stores that have been open for fifteen months or more. Various factors affect comparable store sales, including:

•
national and regional economic trends in the United States;

•
changes in our merchandise mix;

•
changes in pricing;

•
changes in timing of promotional events or holidays; and

•
weather.

Opening new stores is an important part of our growth strategy. As we continue to pursue our growth strategy, we anticipate that a significant percentage of our net sales will come from stores not included in our comparable store sales calculation. Accordingly, comparable store sales are only one measure we use to assess the success of our growth strategy.

Average ticket

Average ticket for any period is calculated by dividing (a) net sales of merchandise from our TCS segment (or, if average ticket is being calculated with respect to the elfa® Custom Design Center, the net sales of merchandise from the elfa® Custom Design Center) for that period (regardless of whether such net sales are included in comparable sales for such period) by (b) the number of transactions for that period comprising such net sales. Historically, the average ticket for our elfa® department has been significantly higher than our overall average ticket.

Adjusted EBITDA

EBITDA and Adjusted EBITDA are key metrics used by management, our board of directors and LGP to assess our financial performance. EBITDA and Adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In addition to covenant compliance and executive performance evaluations, we use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.

We define EBITDA as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is calculated in accordance with the Secured Term Loan Facility and the Revolving Credit Facility and is the basis for performance evaluation under our executive compensation programs. Adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider representative of our ongoing operating performance. For reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, see "Summary Historical Consolidated Financial and Other Data."

Results of operation

The following tables summarize key components of our results of operations for the periods indicated, in dollars and as a percentage of net sales (categories that are only applicable to our TCS segment are noted with (*) and to our Elfa segment with (+)). For segment data, see Note 14 to our consolidated financial statements.

	Fiscal year			Twenty six weeks ended
(in thousands)	2010	2011	2012	August 25, 2012	August 31, 2013

Net sales	$568,820	$633,619	$706,757	$314,316	$343,419
Cost of sales (excluding depreciation and amortization)	235,295	266,355	291,146	131,162	142,818

Gross profit	333,525	367,264	415,611	183,154	200,601

Selling, general and administrative expenses (excluding depreciation and amortization)	269,474	293,665	331,380	155,307	169,287
Pre-opening costs*	1,747	5,203	7,562	4,436	3,934
Goodwill and trade name impairment+	52,388	47,037	15,533	—	—
Depreciation and amortization	24,354	27,451	29,550	14,489	15,050
Restructuring charges+	341	133	6,369	2,309	361
Other expenses	—	193	987	482	626
Loss (gain) on disposal of assets	139	210	88	(5)	73

Income (loss) from operations	(14,918)	(6,628)	24,142	6,136	11,270
Interest expense	26,006	25,417	21,388	10,890	11,074
Loss on extinguishment of debt*	—	—	7,333	7,329	1,101

Loss before taxes	(40,924)	(32,045)	(4,579)	(12,083)	(905)
Provision (benefit) for income taxes	4,129	(1,374)	(4,449)	(2,998)	(217)

Net loss	$(45,053)	$(30,671)	$(130)	$(9,085)	$(688)

	Fiscal year						Twenty six weeks ended
	2010		2011		2012		August 25, 2012		August 31, 2013

Percentage of net sales:
Net sales	100.0%		100.0%		100.0%		100.0%		100.0%
Cost of sales (excluding depreciation and amortization)	41.4%		42.0%		41.2%		41.7%		41.6%

Gross profit	58.6%		58.0%		58.8%		58.3%		58.4%

Selling, general and administrative expenses (excluding depreciation and amortization)	47.4%		46.3%		46.9%		49.4%		49.3%
Pre-opening costs*	0.3%		0.8%		1.1%		1.4%		1.1%
Goodwill and trade name impairment+	9.2%		7.5%		2.2%		—		—
Depreciation and amortization	4.3%		4.3%		4.2%		4.6%		4.4%
Restructuring charges+	0.0%		0.0%		0.9%		0.7%		0.1%
Other expenses	0.0%		0.0%		0.1%		0.2%		0.2%
Loss (gain) on disposal of assets	0.0%		0.0%		0.0%		0.0%		0.0%

Income (loss) from operations	(2.6%	)	(1.0%	)	3.4%		2.0%		3.3%
Interest expense	4.6%		4.0%		3.0%		3.5%		3.2%
Loss on extinguishment of debt*	—		—		1.0%		2.3%		0.3%

Loss before taxes	(7.2%	)	(5.0%	)	(0.6%	)	(3.8%	)	(0.2%	)
Provision (benefit) for income taxes	0.7%		(0.2%	)	(0.6%	)	(0.9%	)	(0.0%	)

Net loss	(7.9%	)	(4.8%	)	(0.0%	)	(2.9%	)	(0.2%	)

Operating data:
Comparable store sales growth for the period*	8.1%		7.6%		4.4%		5.6%		2.9%
Number of stores open at end of period*	49		53		58		57		61
Average ticket*	$53.68		$55.60		$57.34		$54.70		$57.54

First twenty six weeks of fiscal 2013 compared to first twenty six weeks of fiscal 2012

Net sales

The following table summarizes our net sales for the first twenty six weeks of fiscal 2013 and fiscal 2012:

(dollars in thousands)	Twenty six Weeks Ended August 25, 2012	% total	Twenty six Weeks Ended August 31, 2013	% total

TCS net sales	$270,349	86.0%	$302,799	88.2%
Elfa third party net sales	43,967	14.0%	40,620	11.8%

Net Sales	$314,316	100.0%	$343,419	100.0%

Net sales in the first twenty six weeks of fiscal 2013 increased by $29,103, or 9.3%, compared to the first twenty six weeks of fiscal 2012. This increase is comprised of the following components:

(in thousands)	Net sales

Net sales for the first twenty six weeks of fiscal 2012	$314,316
Incremental net sales increase (decrease) due to:
Comparable stores (including a $2,072 increase in online sales)	11,161
New stores	20,103
Elfa third party net sales	(3,347)
Other	1,186

Net sales for the first twenty six weeks of fiscal 2013	$343,419

This increase in net sales was driven by comparable store sales growth of 2.9%, which includes online sales growth of 17.5%. The comparable store sales growth is primarily attributable to an increase in the average ticket of 5.0%, which more than offset a 1.9% decrease in transactions. New store net sales increases are due to eight incremental stores, five of which were opened in fiscal 2012 (including four in the first twenty six weeks of fiscal 2012) and four of which were opened in the first twenty six weeks of fiscal 2013. These increases were partially offset by the $3,347 decline in Elfa segment third party sales, which were impacted negatively by the sale of an unprofitable German subsidiary in the fourth quarter of fiscal 2012, as well as continuing weakness in the Nordic market. The decline in Elfa segment sales was partially offset by the appreciation of the Swedish krona against the U.S. dollar.

Gross profit and gross margin

Gross profit in the first twenty six weeks of fiscal 2013 increased by $17,447, or 9.5%, compared to the same time period in fiscal 2012. The increase in gross profit was primarily the result of increased sales, as well as improved margins on a consolidated basis. The following table summarizes the gross margin for the first twenty six weeks of fiscal 2013 and fiscal 2012, respectively, by segment and total. The segment margins include the impact of inter-segment sales from the Elfa segment to the TCS segment:

	Twenty six Weeks Ended
	August 25, 2012	August 31, 2013

TCS gross margin	59.4%	58.8%
Elfa gross margin	38.3%	38.3%
Total gross margin	58.3%	58.4%

TCS gross margin declined 60 basis points in the first twenty six weeks of fiscal 2013 as compared to the first twenty six weeks of fiscal 2012. The decline in TCS gross margin is primarily due to higher inter-segment cost of sales in our elfa department, as the U.S. dollar weakened as compared to the Swedish krona. Additionally, the TCS segment recorded a one-time reduction of cost of sales related to the favorable settlement of a customs audit in the first twenty six weeks of fiscal 2012, which contributed 22 basis points of improved gross margin during that period. Elfa gross margin remained consistent at 38.3%. On a consolidated basis, gross margin increased 10 basis points in the first twenty six weeks of fiscal 2013 as compared to the first twenty six weeks of fiscal 2012. This was primarily due to a larger percentage of third party sales coming from the more profitable TCS segment, partially offset by declines in gross margin at our TCS segment.

Selling, general and administrative expenses

Selling, general and administrative expenses in the first twenty six weeks of fiscal 2013 increased by $13,980 or 9.0%, compared to the same period in fiscal 2012. The increase in selling, general and administrative expenses was primarily due to the increase in sales. The following table summarizes the selling, general and administrative expenses as a percentage of consolidated net sales for the first twenty six weeks of fiscal 2013 and the first twenty six weeks of fiscal 2012:

	Twenty six Weeks Ended
	August 25, 2012 % of net sales	August 31, 2013 % of net sales

TCS selling, general and administrative	42.7%	43.4%
Elfa selling, general and administrative	6.7%	5.9%

Total selling, general and administrative	49.4%	49.3%

TCS selling, general, and administrative expenses increased by 70 basis points as a percentage of total net sales. Compensation, benefits, and recruiting expenses and professional fees were the most significant factors as we invested in our employee base and incurred additional costs in preparation for this offering and operating as a public company. Elfa selling, general, and administrative expenses decreased by 80 basis points as a percentage of total net sales due to strong cost management during the year.

Pre-opening costs

Pre-opening costs decreased $502 or 11.3% in the first twenty six weeks of fiscal 2013 to $3,934, as compared to $4,436 in the first twenty six weeks of fiscal 2012. We incurred significant pre-opening costs for six stores in the first twenty six weeks of fiscal 2013, four of which opened during that time (three new stores and one relocation), one of which opened after August 31, 2013 and one of which will open later in the third quarter of fiscal 2013. These costs were less than those incurred in advance of opening six stores in the first twenty six weeks of fiscal 2012, as savings were realized in costs associated with the store openings in the first twenty six weeks of fiscal 2013.

Restructuring charges

Restructuring charges decreased $1,948, or 84.4% in the first twenty six weeks of fiscal 2013 to $361, as compared to $2,309 in the first twenty six weeks of fiscal 2012. During fiscal 2012, Elfa implemented a plan to restructure its business operations to improve efficiency. In conjunction with these efforts, a subsidiary in Germany was sold and a manufacturing facility in Norway was shut down and consolidated into a like facility in Sweden. Additionally, certain head office functions in sales and marketing were relocated from the Vastervik, Sweden, manufacturing location to the group headquarters in Malmo, Sweden. Most of the costs associated with these restructuring efforts were incurred in fiscal 2012 and we expect these costs to be minimal for the remainder of fiscal 2013.

Interest expense

Interest expense increased $184, or 1.7%, to $11,074 in the first twenty six weeks of fiscal 2013 as compared to $10,890 in the first twenty six weeks of fiscal 2012. The increase resulted primarily from the April 2013 amendment and increase in borrowings under the Senior Secured Term Loan Facility of $90.0 million, which we refer to as the "Increase and Repricing Transactions". The resulting increase in principal amount of the Senior Secured Term Loan Facility resulted in higher interest expense, which was offset in part by the lower interest rate under the Senior Secured Term Loan Facility resulting from the Increase and Repricing Transactions. The Senior Secured Term

Loan Facility now accrues interest at a rate of LIBOR plus 4.25%, subject to a LIBOR floor of 1.25%. Prior to the Increase and Repricing Transactions, the Senior Secured Term Loan Facility accrued interest at a rate of LIBOR plus 5.0%, subject to a LIBOR floor of 1.25%.

Loss on extinguishment of debt

We recorded expenses of $1,101 in the first twenty six weeks of fiscal 2013 associated with the Increase and Repricing Transactions, including the acceleration of deferred financing costs, legal fees, and other associated costs (all of which was incurred in the first quarter of fiscal 2013). In the first twenty six weeks of fiscal 2012, we recorded expenses of $7,329 associated with the "Refinancing Transactions" pursuant to which we repaid our $125 million prior senior secured term loan facility, entered into on August 16, 2007, which we refer to as the "Prior Senior Secured Term Loan Facility," as well as our higher interest bearing senior subordinated notes with borrowings under our new $275 million Senior Secured Term Loan Facility at a lower overall interest rate.

Taxes

The benefit for income taxes decreased $2,781 in the first twenty six weeks of fiscal 2013 to $217 as compared to $2,998 in the first twenty six weeks of fiscal 2012. The decrease was largely attributable to a decrease in loss before taxes, as well as an increase in the expected annual effective tax rate.

Fiscal 2012 compared to fiscal 2011

Net sales

The following table summarizes our net sales for fiscal 2012 and fiscal 2011:

(dollars in thousands)	Fiscal 2011	% total	Fiscal 2012	% total

TCS net sales	$530,909	83.8%	$613,252	86.8%
Elfa third party net sales	102,710	16.2%	93,505	13.2%

Net Sales	$633,619	100.0%	$706,757	100.0%

Net sales in fiscal 2012 increased by $73,138, or 11.5%, compared to fiscal 2011. This increase is comprised of the following components:

(in thousands)	Net sales

Net sales for fiscal 2011	$633,619
Incremental net sales increase (decrease) due to:
Comparable stores (including a $5,616 increase in online sales)	19,915
New stores	40,785
53rd week sales	11,088
Installation services	9,739
Elfa third party net sales	(9,205)
Other	816

Net sales fiscal 2012	$706,757

The increase in net sales was driven by comparable store sales growth of 4.4%, which benefited from online sales growth of 24.6%. The comparable store sales growth was primarily attributable to an increase in the average ticket of 4.2%. New store net sales increases are due to nine incremental stores, five of which were opened in fiscal 2012. The additional (53rd) week of fiscal 2012 generated incremental sales of $11,008; fiscal 2011 consisted of 52 weeks. The increase in installation services was due to the acquisition of The Container Store Services, LLC in the fourth quarter of fiscal 2011. The Container Store Services, LLC is a subsidiary that performs installation of elfa products. These increases were partially offset by the $9,205 decline in Elfa third party net sales, which were impacted negatively by continuing weakness in the European economy and the Nordic market, the sale of a German subsidiary, and the depreciation of the Swedish krona against the U.S. dollar.

Gross profit and gross margin

Gross profit in fiscal 2012 increased by $48,347, or 13.2%, compared to fiscal 2011. The increase in gross profit was primarily the result of increased sales, as well as improved margins at Elfa. The following table summarizes the gross margin for fiscal 2012 and fiscal 2011 by segment and total. The segment margins include the impact of inter-segment sales from the Elfa segment to the TCS segment:

	Fiscal 2011	Fiscal 2012

TCS gross margin	59.0%	59.0%
Elfa gross margin	37.5%	38.7%
Total gross margin	58.0%	58.8%

TCS gross margin remained consistent at 59.0%. Elfa gross margin improved primarily due to lower direct material costs compared to the same time period last year. On a consolidated basis, gross margin improved due to a larger percentage of net sales coming from the more profitable TCS segment compared to the same time period last year.

Selling, general and administrative expenses

Selling, general and administrative expenses in fiscal 2012 increased by $37,715 or 12.8%, compared to the fiscal 2011. The increase in selling, general and administrative expenses was primarily due to the increase in sales. The following table summarizes the selling, general and administrative expenses as a percentage of consolidated net sales for fiscal 2012 and fiscal 2011:

	Fiscal 2011 % of net sales	Fiscal 2012 % of net sales

TCS selling, general and administrative	39.5%	41.0%
Elfa selling, general and administrative	6.8%	5.9%

Total selling, general and administrative	46.3%	46.9%

TCS selling, general and administrative expenses increased by 150 basis points as a percentage of total net sales. Compensation, benefits, and recruiting expenses was the most significant factor as we invested in training in our stores and additional personnel to support our growth, primarily in certain corporate office functions and our distribution center. Health insurance claims also increased in fiscal 2012 as compared to fiscal 2011. Other expenses contributing to the increase were transportation and information technology maintenance costs. Reductions as a percentage of sales included occupancy expenses, which are largely fixed in nature and decline as a percentage of sales when comparable store sales increase. Elfa selling, general and administrative expenses decreased by 90 basis points as a percentage of total net sales due to strong cost management during the year, including the sale of a German subsidiary.

Pre-opening costs

Pre-opening costs increased $2,359 or 45.3% in fiscal 2012 to $7,562, as compared to $5,203 in fiscal 2011. We incurred significant pre-opening costs for eight stores in fiscal 2012, six of which opened in fiscal 2012 (five new stores and one relocation) and two which opened in the first quarter of fiscal 2013. This is compared to pre-opening costs incurred for five stores in fiscal 2011.

Goodwill and trade name impairment

Goodwill and trade name impairment expense was $15,533 in fiscal 2012 as compared to $47,037 in fiscal 2011. When we were acquired in 2007, a substantial portion of the purchase price was recorded as goodwill and other intangible assets at Elfa. All impairment charges incurred in fiscal 2012 and fiscal 2011 are related to the Elfa segment. Elfa has experienced a challenging economic climate in Europe, which resulted in Elfa not achieving its third party sales and profit forecasts in fiscal 2012 and fiscal 2011. The impairment charge in fiscal 2012 was related to the Elfa trade name and was calculated using a relief from royalty discounted cash flow analysis. Of the $47,037 impairment charge recorded in fiscal 2011, $31,453 was related to goodwill associated with the Elfa segment, calculated using an income approach, and represented a complete impairment of goodwill for the Elfa segment. The remaining $15,584 of the impairment charge in fiscal 2011 was related to the Elfa trade name.

As discussed above, reported impairment charges relate solely to the write-off of goodwill and the write-down of the trade name at Elfa due to the ongoing European recession which affected the segment's wholesale business and other factors discussed herein. The goodwill for the Elfa segment was fully impaired in fiscal 2011 and there is no balance remaining on our balance sheet. These impairment charges exceeded our consolidated net loss in every period presented herein.

Restructuring charges

During fiscal 2012, Elfa implemented a plan to restructure its business operations to improve efficiency. In conjunction with these efforts, a subsidiary in Germany was sold and a manufacturing facility in Norway was shut down and consolidated into a like facility in Sweden. Additionally, certain head office functions in sales and marketing were relocated from the Västervik, Sweden, manufacturing location to the group headquarters in Malmö, Sweden. In conjunction with these moves, $6,369 of charges were incurred and recorded as restructuring charges during fiscal 2012, the majority of which was severance.

Interest expense

Interest expense decreased $4,029, or 15.9%, to $21,388 in fiscal 2012 as compared to $25,417 in fiscal 2011. This decrease resulted primarily from the Refinancing Transactions, whereby a new $275 million Senior Secured Term Loan Facility was entered into, replacing the Prior Senior Secured Term Loan Facility and senior subordinated notes. The Senior Secured Term Loan Facility accrued interest at LIBOR plus 5.0%, subject to a LIBOR floor of 1.25%. The Prior Senior Secured Term Loan Facility accrued interest at LIBOR plus 3.0%. The senior subordinated notes accrued interest at 11.0% (11.5% to the extent paid in kind).

Loss on extinguishment of debt

We recorded expenses of $7,333 in fiscal 2012 associated with the Refinancing Transactions described above. This amount consisted of an early extinguishment fee, acceleration of deferred financing costs, legal fees and other associated costs.

Taxes

The benefit for income taxes increased by $3,075 in fiscal 2012 to $4,449 as compared to $1,374 in fiscal 2011. The increase was largely attributable to a reduction in impairments of intangibles not deductible for tax purposes and changes in the valuation allowance on deferred tax assets not expected to be realized in the future. Also contributing to the increase in the income tax benefit was a statutory reduction in Swedish tax rates and other effects of foreign income taxes.

Fiscal 2011 compared to fiscal 2010

Net sales

The following table summarizes our net sales for fiscal 2011 and fiscal 2010:

(dollars in thousands)	Fiscal 2010	% total	Fiscal 2011	% total

TCS net sales	$472,333	83.0%	$530,909	83.8%
Elfa third party net sales	96,487	17.0%	102,710	16.2%

Net Sales	$568,820	100.0%	$633,619	100.0%

Net sales in fiscal 2011 increased by $64,799, or 11.4%, compared to fiscal 2010. This increase is comprised of the following components:

(in thousands)	Net sales

Net sales for fiscal 2010	$568,820
Incremental net sales increase due to:
Comparable stores (including a $5,233 increase in online sales)	36,344
New stores	18,297
Installation services	2,725
Elfa third party net sales	6,223
Other	1,210

Net sales fiscal 2011:	$633,619

This increase in net sales was driven by comparable store sales growth of 7.6%, which benefited from online sales growth of 29.7%. The comparable store sales growth was attributable to an increase in the average ticket of 3.9% combined with a 3.6% increase in transactions. New store net sales increases were due to six incremental stores, four of which were opened in fiscal 2011. The increase in installation services was due to the acquisition of The Container Store Services, LLC in the fourth quarter of fiscal 2011. Elfa third party net sales were impacted positively by the appreciation of the Swedish krona against the U.S. dollar, which more than offset the impact of recessionary trends in Europe which caused a decline in orders from retailers in the region.

Gross profit and gross margin

Gross profit in fiscal 2011 increased by $33,739, or 10.1%, compared to fiscal 2010. The increase in gross profit was primarily the result of increased sales, partially offset by lower margins. The following table summarizes the gross margin for fiscal 2011 and fiscal 2010 by segment and total.

The segment margins include the impact of inter-segment sales from the Elfa segment to the TCS segment:

	Fiscal 2010	Fiscal 2011

TCS gross margin	59.9%	59.0%
Elfa gross margin	38.7%	37.5%
Total gross margin	58.6%	58.0%

TCS gross margin declined 90 basis points in fiscal 2011 as compared to fiscal 2010. The decline in gross margin was primarily due to higher inter-segment cost of sales in our elfa department, as the U.S. dollar weakened as compared to the Swedish krona. Elfa gross margin declined primarily due to more promotional activity utilized to generate sales during a recessionary environment.

Selling, general and administrative expenses

Selling, general and administrative expenses in fiscal 2011 increased by $24,191 or 9.0%, compared to the fiscal 2010. The increase in selling, general and administrative expenses was primarily due to the increase in sales. The following table summarizes the selling, general and administrative expenses as a percentage of consolidated net sales for fiscal 2011 and fiscal 2010:

	Fiscal 2010 % of net sales	Fiscal 2011 % of net sales

TCS selling, general and administrative	40.6%	39.5%
Elfa selling, general and administrative	6.8%	6.8%

Total selling, general and administrative	47.4%	46.3%

TCS selling, general and administrative expenses decreased by 110 basis points as a percentage of total net sales. The improvement was primarily attributable to occupancy costs, which are largely fixed in nature, and declined as a percentage of net sales. Marketing costs also declined as a percentage of net sales, as a larger percentage of our marketing efforts shifted to new stores in fiscal 2011. Elfa selling, general and administrative expenses remained flat at 6.8% as a percentage of total net sales.

Pre-opening costs

Pre-opening costs increased $3,456, or 197.8%, in fiscal 2011 to $5,203, as compared to $1,747 in fiscal 2010. We incurred significant pre-opening costs for five stores in fiscal 2011, four of which opened in fiscal 2011 and one which opened in the first quarter of fiscal 2012. This is compared to two new stores and one relocated store in fiscal 2010.

Goodwill and trade name impairment

Goodwill and trade name impairment expense was $47,037 in fiscal 2011 as compared to $52,388 in fiscal 2010. All impairment charges incurred in fiscal 2011 and fiscal 2010 are related to the Elfa segment. Elfa has experienced a challenging economic climate in Europe, which resulted in Elfa not achieving its sales and profit forecast in fiscal 2011 and fiscal 2010. Of the $47,037 impairment charge recorded in fiscal 2011, $31,453 was related to goodwill associated with the Elfa segment, calculated using an income approach, and represented a complete impairment of goodwill for the Elfa segment. The remaining $15,584 of the impairment charge in fiscal 2011 was related to the Elfa trade name, calculated using a relief from royalty method. Of the $52,388 impairment charge recorded in fiscal 2010, $51,971 was related to goodwill associated with the Elfa segment and the remaining $417 was related to the Elfa trade name.

Interest expense

Interest expense decreased $589, or 2.3%, to $25,417 in fiscal 2011 as compared to $26,006 in fiscal 2010. The decrease in interest expense is primarily attributable to the expiration of interest rate swaps in the second quarter of fiscal 2011 and the elimination of the associated interest expense and was partially offset by interest income recorded from receipt of an IRS refund received by TCS in the first quarter of fiscal 2010.

Taxes

We recorded an income tax benefit in fiscal 2011 of $1,374, which is a $5,503 reduction in income tax expense as compared to the income tax provision recorded in fiscal 2010 of $4,129. The reduction in income tax expense is largely attributable to a decrease in impairments of intangibles not deductible for tax purposes, changes in the valuation allowance on deferred tax assets not expected to be realized in the future and the effects of foreign income taxes.

Interim results and seasonality

The following table sets forth our historical quarterly results of operation as well as certain operating data for each of our most recent ten fiscal quarters. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this document, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented.

The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this document. The quarterly data for the first and second quarter of fiscal 2011 has not been audited or reviewed by our Independent Registered Public Accounting Firm and accordingly they express no opinion or any form of assurance on it.

Quarterly results of operations

	Fiscal 2011				Fiscal 2012				Fiscal 2013
(in thousands, except average ticket and operating data)
	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter(1)	First quarter	Second quarter

Net sales	$132,966	$149,701	$157,830	$193,122	$145,755	$168,560	$175,416	$217,025	$159,645	$183,773
Gross Profit	76,612	85,879	93,405	111,368	84,177	98,977	104,114	128,342	93,204	107,396
Income (loss) from operations	1,465	8,195	10,046	(26,333)	(2,651)	8,788	10,285	7,719	(159)	11,429
Net income (loss)	(4,403)	1,680	2,749	(30,697)	(12,445)	3,360	6,862	2,093	(4,795)	4,107
Year-Over-Year Increase
Net Sales	10.2%	11.1%	9.0%	14.6%	9.6%	12.6%	11.1%	12.4%	9.5%	9.0%
Gross Profit	10.4%	9.2%	5.7%	14.7%	9.9%	15.3%	11.5%	15.2%	10.7%	8.5%
Operating data
Comparable store sales change*	7.5%	8.8%	6.3%	7.9%	6.0%	5.4%	4.3%	2.7%	2.7%	3.1%
Number of stores open at end of period*	49	50	53	53	55	57	58	58	60	61
Average ticket*	$51.51	$54.70	$56.31	$58.58	$53.03	$56.10	$58.62	$60.32	$56.04	$58.81
Adjusted EBITDA(2)	$8,485	$16,427	$20,380	$30,352	$8,257	$21,882	$22,456	$34,990	$10,591	$22,128
Percent of Annual Results
Net sales	21.0%	23.6%	24.9%	30.5%	20.6%	23.8%	24.8%	30.7%	n/a	n/a
Gross Profit	20.9%	23.4%	25.4%	30.3%	20.3%	23.8%	25.1%	30.9%	n/a	n/a
Adjusted EBITDA	11.2%	21.7%	26.9%	40.1%	9.4%	25.0%	25.6%	39.9%	n/a	n/a
Adjusted EBITDA Margin	6.4%	11.0%	12.9%	15.7%	5.7%	13.0%	12.8%	16.1%	6.6%	12.0%

(1)   The fourth quarter of fiscal 2012 contained 14 weeks, as compared to the fourth quarter of fiscal 2011, which contained 13 weeks.

(2)   EBITDA and Adjusted EBITDA have been presented in this document as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We define EBITDA as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is calculated in accordance with the Secured Term Loan Facility and the Revolving Credit Facility and is the basis for performance evaluation under our executive compensation programs. Adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of certain items, including certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance from period to period as discussed further below.

EBITDA and Adjusted EBITDA are included in this document because they are key metrics used by management, our board of directors, and LGP to assess our financial performance. EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In addition to executive performance evaluations, we use Adjusted EBITDA to supplement GAAP measures of performance for our income statement, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We believe that Adjusted EBITDA provides useful supplemental information facilitating operating performance comparisons from period to period and company to company. In addition, we use Adjusted EBITDA: (i) to evaluate the effectiveness of our business strategies and (ii) because the Secured Term Loan Facility and the Revolving Credit Facility use a measure substantially the same as Adjusted EBITDA to measure our compliance with certain covenants.

EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures, store openings and certain other cash costs that may recur in the future. EBITDA and Adjusted EBITDA contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation, such as pre-opening costs, stock compensation expense, and losses on extinguishment of debt. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA is set forth below:

	Fiscal 2011				Fiscal 2012				Fiscal 2013
(in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Net income (loss)	$(4,403)	$1,680	$2,749	$(30,697)	$(12,445)	$3,360	$6,862	$2,093	$(4,795)	$4,107
Depreciation and amortization	6,560	6,715	6,883	7,293	7,254	7,235	7,336	7,725	7,470	7,580
Interest expense	6,646	6,136	6,222	6,413	5,798	5,092	5,131	5,367	5,555	5,519
Income tax expense (benefit)	(779)	378	1,075	(2,049)	(3,240)	243	(1,711)	259	(2,020)	1,803

EBITDA	$8,024	$14,909	$16,929	$(19,040)	$(2,633)	$15,930	$17,618	$15,444	$6,210	19,009
Management fees(a)	0	0	250	250	250	250	250	250	250	250
Pre-opening costs*(b)	157	985	2,682	1,175	1,661	2,775	2,137	989	1,962	1,972
Goodwill and trade name impairment+(c)	0	0	0	47,037	0	0	0	15,533	0	0
Non-cash rent(d)	480	534	428	493	442	864	433	276	391	311
Restructuring charges+(e)	0	0	54	79	1,055	1,254	2,056	2,004	241	120
Long-lived asset impairment(f)	0	0	0	0	0	0	0	0	0	0
Stock compensation expense(g)	0	0	0	0	0	0	157	126	99	114
Loss on extinguishment of debt*(h)	0	0	0	0	7,236	93	4	0	1,101	0
Foreign exchange (gains) losses(i)	(199)	(24)	14	143	(15)	459	(563)	174	94	(79)
Other adjustments(j)	24	22	23	215	261	257	366	194	243	431

Adjusted EBITDA	$8,486	$16,426	$20,380	$30,352	$8,257	$21,882	$22,456	$34,990	$10,591	$22,128

(a)   Fees paid to LGP in accordance with our management services agreement, which will terminate on the closing of this offering.

(b)   Non-capital expenditures associated with opening new stores and relocating stores. Prior to fiscal 2012, the amount of pre-opening costs permitted pursuant to the terms of the Revolving Credit Facility and the Senior Secured Term Loan Facility to be included in the calculation of Adjusted EBITDA was limited to $5.0 million, and the limit was increased to $10.0 million in April 2012. Similar limits exist in our compensation plan. We adjust for these costs to facilitate comparisons of store operating performance from period to period.

(c)   Non-cash charges related to impairment of intangible assets, primarily related to Elfa, which we do not consider reflective of our ongoing performance.

(d)   Reflects the extent to which our annual GAAP rent expense has been above or below our cash rent payment due to lease accounting adjustments. The adjustment varies depending on the average age of our lease portfolio (weighted for size), as our GAAP expense on younger leases typically exceeds our cash cost, while our GAAP expense on older leases is typically less than cash cost. Although our GAAP rent expense has exceeded our cash rent payments through our last fiscal year, as our lease portfolio matures we expect our cash rent payments to exceed our GAAP rent expense, beginning in fiscal 2013.

(e)   Includes charges incurred to restructure business operations at Elfa, including the closure of a sales subsidiary in the Netherlands in 2008, the closure of a sales subsidiary in Germany and a manufacturing facility in Norway in 2012, as well as the relocation of certain head office functions in sales and marketing from the Västervik, Sweden, manufacturing location to the group headquarters in Malmö, Sweden in 2012, which we do not consider reflective of our ongoing performance.

(f)    Non-cash charges related to impairment of long-lived tangible assets in our Elfa segment.

(g)   Non-cash charges related to stock-based compensation programs, which vary from period to period depending on timing of awards. We adjust for these charges to facilitate comparisons from period to period.

(h)   Loss recorded as a result of the repayment of the Prior Senior Secured Term Loan Facility and senior subordinated notes in April 2012, which we do not consider reflective of our ongoing operations, and the April 2013 amendment to the Senior Secured Term Loan Facility. In the event the underwriters exercise their option to purchase additional shares, we expect to incur a similar charge in connection with our repayment of a portion of the borrowings under the Senior Secured Term Loan Facility with the proceeds of this offering.

(i)    Realized foreign exchange transactional gains/losses in all periods.

(j)    Other adjustments include amounts our management believes are not representative of our ongoing operations, including costs incurred in preparations for this offering and other charges.

Seasonality

Our business is moderately seasonal in nature. Our storage and organization product offering makes us less susceptible to holiday shopping seasonal patterns than many retailers. In addition, our marketing plan is designed to minimize volatility and seasonal fluctuations of sales across periods. Historically, our business has realized a higher portion of net sales, operating income and cash flows from operations in the fourth fiscal quarter, attributable primarily to the impact of our Annual elfa® Sale (which starts on December 24th and runs through early February). In addition, our Annual Shelving Sale occurs in the third fiscal quarter and results in historically higher sales, operating income and cash flows from operations for the period. As a result of these factors, working capital requirements and demands on our product distribution and delivery network fluctuate during the year, and are greatest in the second and third fiscal quarters as we prepare for our Annual Shelving Sale, the holiday selling season, and our Annual elfa® Sale.

Liquidity and capital resources

We rely on cash flows from operations and the Revolving Credit Facility as our primary sources of liquidity. Our primary cash needs are for merchandise inventories, direct materials, payroll, store rent, capital expenditures associated with opening new stores and updating existing stores, as well as information technology and infrastructure, including distribution center and Elfa manufacturing facility enhancements. The most significant components of our operating assets and liabilities are merchandise inventories, accounts receivable, prepaid expenses and other assets, accounts payable, other current and non-current liabilities, taxes receivable and taxes payable. Our liquidity is seasonal as a result of our building inventory for key selling periods, and as a result, our borrowings are generally higher during these periods when compared to the rest of our fiscal year. Our borrowings generally increase in our second and third fiscal quarters as we prepare for the Annual elfa® Sale which is in our fourth fiscal quarter. We believe that cash expected to be generated from operations, and the availability of borrowings under the Revolving Credit Facility or other financing arrangements, will be sufficient to meet liquidity requirements, anticipated capital expenditures and payments due under our existing credit facilities for at least the next 24 months.

At August 31, 2013, we had $12.7 million of cash and cash equivalents and $68.6 million in borrowing availability under our Revolving Credit Facility and the Elfa Revolving Credit Facility. There were $3.1 million in letters of credit outstanding under the Revolving Credit Facility at that date.

Cash flow analysis

A summary of our operating, investing and financing activities are shown in the following table:

				Twenty six weeks ended
	Fiscal year
				August 25, 2012	August 31, 2013
(in thousands)	2010	2011	2012

Net cash provided by (used in) operating activities	$48,764	$42,470	$45,186	$(4,295)	$8,014
Net cash used in investing activities	(18,157)	(41,470)	(48,245)	(25,822)	(21,339)
Net cash provided by (used in) financing activities	(7,243)	167	(22,642)	(7,664)	843
Effect of exchange rate changes on cash	230	240	(111)	12	(125)

Increase (decrease) in cash and cash equivalents	$23,594	$1,407	$(25,812)	$(37,769)	$(12,607)

Net cash provided by (used in) operating activities

Cash from operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, deferred taxes and the effect of changes in operating assets and liabilities.

Net cash used in operating activities was $4,295 for the first twenty six weeks of fiscal 2012 and net cash provided by operating activities was $8,014 for the first twenty six weeks of fiscal 2013. The $12,309 increase in fiscal 2013 compared to fiscal 2012 was due primarily to the substantial reduction of net loss as well as increased cash flows provided by operating assets and liabilities. Cash provided by operating assets and liabilities increased $4,068 in the first twenty six weeks of 2013 as decreases in merchandise inventories, accounts receivable, and prepaid expenses were offset by decreases in accounts payable, income taxes payable, and noncurrent liabilities.

Net cash provided by operating activities was $45,186 and $42,470 for fiscal 2012 and fiscal 2011, respectively, as non-cash items (primarily impairment charges relating to Elfa, as discussed above) more than offset net losses. The $2,716 increase in fiscal 2012 compared to fiscal 2011 was due to improved cash flows provided by operating assets and liabilities as well as an increased benefit of non-cash items. Cash provided by operating assets and liabilities increased $1,446 in fiscal 2012 compared to fiscal 2011. Merchandise inventory, accounts receivable, and prepaid expenses all increased year-over-year, which was offset by increases in accounts payable and income taxes payable.

Net cash provided by operating activities was $42,470 and $48,764 for fiscal 2011 and fiscal 2010, respectively, as non-cash items (primarily impairment charges relating to Elfa, as discussed above) more than offset net losses. The $6,294 decrease in fiscal 2011 compared to fiscal 2010 was due to decreased cash flows provided by operating assets and liabilities and a decreased benefit of non-cash items offset by a smaller net loss year-over-year. Cash provided by operating assets and liabilities decreased $13,411 in fiscal 2011 compared to fiscal 2010. Merchandise inventory, accounts receivable, and prepaid expenses all increased year-over-year, which were offset by decreases in accounts payable and income taxes payable.

Net cash used in investing activities

Investing activities consist primarily of capital expenditures for new store openings, existing store remodels, infrastructure, information systems, and our distribution center.

Capital expenditures for the first twenty six weeks of fiscal 2013 were $21,728 with new store openings and existing store remodels accounting for the majority of spending at $14,381. The remaining capital expenditures of $7,347 in the first twenty six weeks of fiscal 2013 were primarily for investments in information technology, our corporate offices and our distribution center. Capital expenditures were partially offset by proceeds from sale of property and equipment of $389. We expect to open six new stores during 2013 (including one store relocation), four of which opened during the first twenty six weeks of fiscal 2013, one of which opened after August 31, 2013, and one of which will open later in the third quarter of fiscal 2013. We expect to have capital expenditures of approximately $45 million in fiscal 2013, including capital expenditures already incurred in the year-to-date period, primarily related to our efforts to open new stores, remodel existing stores and support existing and future infrastructure, including our information systems and our distribution center.

Our total capital expenditures for fiscal 2012 were $48,559 with new store openings and existing store remodels accounting for the majority of spending at $28,225. The remaining capital expenditures of $20,334 in fiscal 2012 were primarily for investments in information technology, our corporate offices and distribution center and Elfa manufacturing facility enhancements.

Our total capital expenditures for fiscal 2011 were $41,220 with new store openings and existing store remodels accounting for approximately half the spend at $20,298. The remaining capital expenditures of $20,922 in fiscal 2011 were primarily for acquisition of plant, property, and equipment at Elfa as well as investments in information technology, our corporate offices, and distribution center.

Our total capital expenditures for fiscal 2010 were $18,175 with new store openings and existing store remodels accounting for $7,793. The remaining capital expenditures of $10,382 in fiscal 2010 were primarily for investments in information technology, our corporate offices and distribution center, and Elfa manufacturing facility enhancements.

Net cash provided by financing activities

Financing activities consist primarily of borrowings and payments under our Senior Secured Credit Facility and our Revolving Credit Facility.

Net cash provided by financing activities was $843 in the first twenty six weeks of fiscal 2013. This included the net proceeds of $8,213 from borrowings under the Elfa Revolving Credit Facility to support higher liquidity needs. In addition, The Container Store, Inc. increased its borrowings under the Senior Secured Term Facility by $90.0 million pursuant to the Increase and Repricing Transactions, which were used to finance a distribution to holders of our senior preferred stock.

Net cash used for financing activities was $22,642 in fiscal 2012. This included net proceeds of $2,108 from borrowings under the Elfa Revolving Credit Facility to support higher working capital needs. The net proceeds of the revolver borrowings at Elfa were offset by payments of $24,569 cash for repayment of indebtedness outstanding under the Elfa Term Loan Facility, the Senior Secured Term Loan Facility and the Revolving Credit Facility, as well as additional debt repayment and transaction costs associated with the Refinancing Transactions.

Net cash provided by financing activities was $167 in fiscal 2011. This included net proceeds of $6,914 from borrowings under the Elfa Revolving Credit Facility to support higher working capital needs. The net proceeds of the revolver borrowings at Elfa were offset by payments of $6,731 cash for repayment of indebtedness outstanding under the Elfa Term Loan Facility and the Senior Secured Term Loan Facility.

Net cash used for financing activities was $7,243 in fiscal 2010. This included payments of $812 cash for repayment of indebtedness outstanding under the Elfa Revolving Credit Facility as well as payments of $6,254 cash for repayment of indebtedness outstanding under the Elfa Term Loan Facility and the Senior Secured Term Loan Facility.

As of August 31, 2013, we had a total of $63,392 of unused borrowing availability under the Revolving Credit Facility, and $3,093 in letters of credit issued under the Revolving Credit Facility. There were no borrowings outstanding under the Revolving Credit Facility as of August 31, 2013.

As of August 31, 2013, Elfa had a total of $5,165 of unused borrowing availability under its revolving credit facility and $21,215 outstanding under its revolving credit facility.

Senior Secured Term Loan Facility

On April 6, 2012, The Container Store, Inc. entered into the $275.0 million Senior Secured Term Loan Facility with JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Barclays Bank PLC, Morgan Stanley Senior Funding, Inc. and Wells Fargo Bank, N.A., as

Co-Documentation Agents. Prior to the Increase and Repricing Transactions, as discussed below, borrowings under the Senior Secured Term Loan Facility accrued interest at LIBOR+5.0%, subject to a LIBOR floor of 1.25%.

We used proceeds from the Senior Secured Term Loan Facility, along with $20.0 million in cash, to extinguish the outstanding amounts under the Prior Senior Secured Term Loan Facility of $115.4 million and The Container Store, Inc.'s senior subordinated notes of $165.5 million.

On April 8, 2013, The Container Store, Inc. entered into the Increase and Repricing Transactions, which were effected pursuant to an amendment to the Senior Secured Term Loan Facility. Under this amendment, the borrowings under the Senior Secured Term Loan Facility were increased to $362.3 million. Following the Increase and Repricing Transactions, borrowings under the Senior Secured Term Loan Facility bear interest at a rate of LIBOR + 4.25%, subject to a LIBOR floor of 1.25%, and the maturity date remains as April 6, 2019. Additionally, the amendment eliminated the senior secured leverage ratio covenant referenced below. Pursuant to the amendment, we are required to make quarterly principal repayments of $0.9 million through December 31, 2018, with a balloon payment for the remaining balance of $341.4 million due on April 6, 2019. The additional $90.0 million of borrowings was used to finance a distribution to holders of our senior preferred stock in the amount of $90.0 million, which was paid on April 9, 2013.

The Senior Secured Term Loan Facility is secured by (a) a first priority security interest in substantially all of our assets (excluding stock in foreign subsidiaries in excess of 65% and assets of non-guarantors and subject to certain other exceptions) (other than the collateral that secures the Revolving Credit Facility described below on a first-priority basis) and (b) a security interest, junior in priority, in the assets securing the Revolving Credit Facility described below on a first-priority basis. Obligations under the Senior Secured Term Loan Facility are guaranteed by each of The Container Store Group, Inc. and The Container Store Group, Inc.'s U.S. subsidiaries. Originally, we were required to maintain a senior secured leverage ratio covenant, however as discussed above, this covenant was removed on April 8, 2013. The ratio was tested as of the last day of each fiscal quarter. The initial permitted maximum for this ratio was 5.25 to 1.00 and the requirement stepped down over time to 3.75 to 1.00. We were compliant with this financial covenant at March 2, 2013. Under the Senior Secured Term Loan Facility, we were required to make quarterly principal repayments of $0.7 million through December 31, 2018, with a balloon payment for the remaining balance of $256.4 million due on April 6, 2019. As noted above, this was modified in April 2013 in connection with the Increase and Repricing Transactions.

The Senior Secured Term Loan Facility contains a number of covenants that, among other things, restrict our ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve itself, engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the financing agreements contain certain cross-default provisions. As of August 31, 2013, we were in compliance with all covenants and no Event of Default (as such term is defined in the Senior Secured Term Loan Facility) had occurred.

Revolving Credit Facility

On April 6, 2012, The Container Store, Inc. entered into the $75.0 million Revolving Credit Facility with JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and Wells Fargo Bank, N.A., as Syndication Agent. Borrowings under the Revolving Credit Facility accrue interest at

LIBOR+1.25% to 1.75%, subject to adjustment based on average daily excess availability over the preceding quarter, and the maturity date is April 6, 2017. The Revolving Credit Facility replaced The Container Store, Inc.'s prior $75.0 million asset-based revolving credit facility.

The Revolving Credit Facility is to be used for working capital and other general corporate purposes. The Revolving Credit Facility allows for swing line advances to The Container Store, Inc. of up to $7.5 million and the issuance of letters of credit to us of up to $20.0 million. The availability of credit at any given time under the Revolving Credit Facility is limited by reference to a borrowing base formula based upon numerous factors, including the value of eligible inventory, eligible accounts receivable, and reserves established by the administrative agent. As a result of the borrowing base formula, the actual borrowing availability under the Revolving Credit Facility could be less than the stated amount of the Revolving Credit Facility (as reduced by the actual borrowings and outstanding letters of credit under the Revolving Credit Facility).

The Revolving Credit Facility is secured by (a) a first-priority security interest in all of our personal property, consisting of inventory, accounts receivable, cash, deposit accounts, and other general intangibles, and (b) a second-priority security interest in the collateral that secures the Senior Secured Term Loan Facility on a first-priority basis, as described above (excluding stock in foreign subsidiaries in excess of 65%, and assets of non-guarantor subsidiaries and subject to certain other exceptions). Obligations under the Revolving Credit Facility are guaranteed by each of The Container Store Group, Inc. and The Container Store Group, Inc.'s U.S. subsidiaries.

The Revolving Credit Facility contains a number of covenants that, among other things, restrict our ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve itself, engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the financing agreements contain certain cross-default provisions. We are required to maintain a consolidated fixed-charge coverage ratio of 1.0 to 1.0 if excess availability is less than $10 million at any time. As of August 31, 2013, we were in compliance with all covenants and no Event of Default (as such term is defined in the Revolving Credit Facility) has occurred.

Elfa Senior Secured Credit Facilities

On April 27, 2009, Elfa entered into the Elfa Senior Secured Credit Facilities with Tjustbygdens Sparbank AB, which we refer to as Sparbank, which consist of a SEK 137,500,000 (approximately $20.7 million as of August 31, 2013) term loan facility, which we refer to as the Elfa Term Loan Facility, and a SEK 175,000,000 (approximately $26.4 million as of August 31, 2013) revolving credit facility, which we refer to as the Elfa Revolving Credit Facility and, together with the Elfa Term Loan Facility, the Elfa Senior Secured Credit Facilities. On January 27, 2012, Sparbank transferred all of its commitments, rights and obligations under the Elfa Senior Secured Credit Facilities to Swedbank AB. Borrowings under the Elfa Senior Secured Credit Facilities accrue interest at a rate of STIBOR+1.775%. The Elfa Term Loan Facility matures on August 30, 2014 and the Elfa Revolving Credit Facility matures on August 30, 2014, subject to automatic annual renewal as long as certain conditions are satisfied. Elfa is required to make quarterly principal repayments under the Elfa Term Loan Facility of SEK 6,250,000 (approximately $0.9 million as of August 31, 2013) through maturity.

The Elfa Senior Secured Credit Facilities are secured by first priority security interests in substantially all of Elfa's assets.

The Elfa Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict Elfa's ability, subject to specified exceptions, to incur additional liens, sell or dispose of assets, pay dividends, merge with other companies, engage in businesses that are not in a related line of business and make guarantees. In addition, Elfa is required to maintain (i) a consolidated equity ratio (calculated as Elfa's consolidated total shareholders' equity divided by its consolidated total assets) of not less than 35% and (ii) a consolidated ratio of net debt to EBITDA (as defined in the Elfa Senior Secured Credit Facilities) not greater than 4.0, each tested as of the end of each quarter. As of August 31, 2013 Elfa was in compliance with all covenants and no Event of Default (as defined in the Elfa Senior Secured Credit Facilities) had occurred.

Events of default under the Elfa Senior Secured Credit Facilities include, but are not limited to: (i) nonpayment of any amount due under the credit agreement; (ii) failure to perform or observe covenants; (iii) nonpayment of any other amount owed to the lender; (iv) certain cross-defaults to other indebtedness; (v) bankruptcy or insolvency of Elfa or any of its subsidiaries; (vi) attachment of any assets of Elfa or any of its subsidiaries; and (vii) the occurrence of any other circumstances which give the lender reasonable grounds to assume that Elfa's conditions or ability to perform its obligations under the Elfa Senior Secured Credit Facilities have deteriorated significantly.

Contractual obligations

We enter into long-term obligations and commitments in the normal course of business, primarily debt obligations and non-cancelable operating leases. As of March 2, 2013, without giving effect to this offering, our contractual cash obligations over the next several periods were as follows:

	Payments due by period
(in thousands)	Total	Fiscal 2013	Fiscal 2014-2015	Fiscal 2016-2017	Thereafter

Term loans(1)	$278,750	$6,625	$7,437	$5,500	$259,188
Revolving loans	13,482	13,482	—	—	—
Other long-term obligations(2)	6,621	2,398	2,109	501	1,613
Estimated interest(1)(3)	106,297	17,482	34,345	33,641	20,829
Operating leases(4)	470,436	62,521	123,530	109,782	174,603
Letters of credit	2,793	2,793	—	—	—
Purchase obligations(5)	29,421	29,421	—	—	—
Forward contracts(6)	31,845	31,845	—	—	—

Total	$939,645	$166,567	$167,421	$149,424	$456,233

(1)   On April 8, 2013, we executed an amendment to the Senior Secured Term Loan Facility (which we refer to as the Increase and Repricing Transactions), whereby additional term loans in the amount of $90.0 million were borrowed. As a result, our contractual cash obligations for term loans and estimated interest increased as follows:

(in thousands)	Term loans	Estimated interest

Remainder of 2013	$6,592	$20,424
2014-2015	9,182	40,444
2016-2017	7,245	39,614
Thereafter	345,043	21,589

Total	$368,062	$122,071

(2)   Other long-term obligations include a mortgage on a manufacturing facility in Poland, as well as a note payable related to the acquisition of The Container Store Services, LLC in 2012.

(3)   For purposes of this table, interest has been estimated based on interest rates in effect for our indebtedness as of March 2, 2013, and estimated borrowing levels in the future. Actual borrowing levels and interest costs may differ.

(4)   We enter into operating leases during the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional operating leases.

(5)   Purchase obligations related to merchandise inventory.

(6)   We enter into foreign currency forward contracts in Swedish krona to stabilize our retail gross margins and to protect our domestic operations from downward currency exposure by hedging purchases of inventory from our Elfa segment.

Off-balance sheet arrangements

None.

Critical accounting policies and estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates, and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in Note 1—Nature of Business and Summary of Significant Accounting Policies to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue recognition

We recognize revenues and the related cost of goods sold for our TCS segment when merchandise is received by our customers, which reflects an estimate of shipments that have not yet been received by the customer. This estimate is based on shipping terms and historical delivery times. We recognize revenues and the related cost of goods sold for our Elfa Segment upon shipment.

We recognize shipping and handling fees as revenue when the merchandise is shipped to the customer. Costs of shipping and handling are included in cost of goods sold. We recognize installation fees as revenue upon completion of the installation service to the customer. Costs of installation are included in cost of goods sold.

Sales tax collected is not recognized as revenue as it is ultimately remitted to governmental authorities.

We reserve for projected merchandise returns based on historical experience and various other assumptions that we believe to be reasonable. The reserve reduces sales and cost of sales, accordingly. Merchandise exchanges of similar product and price are not considered merchandise returns and, therefore, are excluded when calculating the sales returns reserve.

Gift cards and merchandise credits

We sell gift cards to our customers in our stores, online and through our call center. We issue merchandise credits in our stores and through our call center. Revenue associated with sales of gift cards and issuances of merchandise credits is recognized when the gift card or merchandise credit is redeemed by the customer, or when the likelihood of redemption by the customer is remote (i.e., breakage). An estimate of the rate of gift card breakage is applied over the period of estimated performance (48 months as of the end of 2012) and the breakage amounts are included in net sales in the consolidated statement of operations.

Inventories

Inventories at retail stores are comprised of finished goods and are valued at the lower of cost or market, with cost determined on a weighted-average cost method including associated freight costs, and market determined based on the estimated net realizable value. Manufacturing inventories are comprised of raw materials, work in process, and finished goods and are valued on a first-in, first out basis using full absorption accounting which includes material, labor, other variable costs, and other applicable manufacturing overhead. To determine if the value of inventory is recoverable at cost, we consider current and anticipated demand, customer preference and the merchandise age. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory) and estimates of inventory shrinkage. We adjust our inventory for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales prices.

Reserves for shrinkage are estimated and recorded throughout the period as a percentage of cost of sales based on historical shrinkage results and current inventory levels. Actual shrinkage is recorded throughout the year based upon periodic cycle counts. Actual inventory shrinkage can vary from estimates due to factors including the mix of our inventory and execution against loss prevention initiatives in our stores and distribution center.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgments regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimates, we will adjust our inventory reserves accordingly throughout the period. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our inventory balances. We have not made any material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves during the periods presented.

Income taxes

We account for deferred income taxes utilizing Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, Income Taxes. ASC 740 requires an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. When a net deferred asset position exists, such as with our TCS segment, a three-year cumulative financial loss before income taxes is indicative that realization of a deferred tax asset is in doubt. As a result, valuation allowances are established against deferred tax assets when it is more-likely-than-not that the realization of those deferred tax assets will not occur.

Valuation allowances are released as positive evidence of future taxable income sufficient to realize the underlying deferred tax assets becomes available (e.g., three-year cumulative financial income).

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in the tax rate is recognized through continuing operations in the period that includes the enactment of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

We operate in certain jurisdictions outside the United States. ASC 740-30 provides that the undistributed earnings of a foreign subsidiary be accounted for as a temporary difference under the presumption that all undistributed earnings will be distributed to the parent company as a dividend. Sufficient evidence of the intent to permanently reinvest the earnings in the jurisdiction where earned precludes a company from recording the temporary difference. For purposes of ASC 740-30, we are partially reinvested in Elfa and thus do not record a temporary difference. We are partially reinvested since we have permanently reinvested our past earnings at Elfa; however, we do not assert that all future earnings will be reinvested into Elfa.

Leases

Rent expense on operating leases, including rent holidays and scheduled rent increases, is recorded on a straight-line basis over the term of the lease, commencing on the date we take possession of the leased property. Rent expense is recorded in selling, general and administrative expenses. Pre-opening rent expense is recorded in pre-opening costs in the consolidated statement of operations. The net excess of rent expense over the actual cash paid has been recorded as deferred rent in the accompanying consolidated balance sheets. Tenant improvement allowances are also included in the accompanying consolidated balance sheets as deferred rent liabilities and are amortized as a reduction of rent expense over the term of the lease from the possession date. Contingent rental payments, typically based on a percentage of sales, are recognized in rent expense when payment of the contingent rent is probable.

Intangibles and long-lived assets

Goodwill

We evaluate goodwill annually to determine whether it is impaired. Goodwill is also tested between annual impairment tests if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is less than its carrying amount. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset. If an impairment indicator exists, we test the intangible asset for recoverability. We have identified two reporting units and we have selected the fourth fiscal quarter to perform our annual goodwill impairment testing.

Prior to testing goodwill for impairment, we perform a qualitative assessment to determine whether it is more likely than not that goodwill is impaired for each reporting unit. If the results of the qualitative assessment indicate that the likelihood of impairment is greater than 50%, then we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

The fair value of each reporting unit is determined by using a discounted cash flow analysis using the income approach. We also use a market approach to compare the estimated fair value to comparable companies. The determination of fair value requires assumptions and estimates of many critical factors, including among others, our nature and our history, financial and economic conditions affecting us, our industry and the general economy, past results, our current operations and future prospects, sales of similar businesses or capital stock of publicly held similar businesses, as well as prices, terms and conditions affecting past sales of similar businesses. Forecasts of future operations are based, in part, on operating results and management's expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material.

Our tests for impairment of goodwill resulted in a determination that the fair value of the Elfa reporting unit was less than the carrying value in fiscal 2011 and fiscal 2010.

Trade names

We annually evaluate whether the trade names continue to have an indefinite life. Trade names are reviewed for impairment annually in the fourth quarter and may be reviewed more frequently if indicators of impairment are present. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator.

The impairment review is performed by comparing the carrying value to the estimated fair value, determined using a discounted cash flow methodology. If the recorded carrying value of the trade name exceeds its estimated fair value, an impairment charge is recorded to write the trade name down to its estimated fair value. Factors used in the valuation of intangible assets with indefinite lives include, but are not limited to, future revenue growth assumptions, estimated market royalty rates that could be derived from the licensing of our trade names to third parties, and a rate used to discount the estimated royalty cash flow projections to their present value (or estimated fair value).

The valuation of trade names requires assumptions and estimates of many critical factors, which are consistent with the factors discussed under "Goodwill" above. Forecasts of future operations are based, in part, on operating results and management's expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material.

Long-lived assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. If the sum of the estimated undiscounted future cash flows related to the asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated undiscounted cash flow analysis of the asset.

For our TCS segment, we evaluate long-lived tangible assets at an individual store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at the consolidated level. For our Elfa segment, we evaluate long-lived tangible assets at an individual subsidiary level.

Since there is typically no active market for our long-lived tangible assets, we estimate fair values based on the expected future cash flows. We estimate future cash flows based on store-level historical results, current trends, and operating and cash flow projections. Our estimates are subject to uncertainty and may be affected by a number of factors outside our control, including general economic conditions and the competitive environment. While we believe our estimates and judgments about future cash flows are reasonable, future impairment charges may be required if the expected cash flow estimates, as projected, do not occur or if events change requiring us to revise our estimates.

Foreign currency forward contracts

We account for foreign currency forward contracts in accordance with ASC No. 815, Derivatives and Hedging. We utilize foreign currency forward contracts in Swedish krona to stabilize our retail gross margins and to protect our domestic operations from downward currency exposure by hedging purchases of inventory from Elfa. All currency-related hedge instruments have terms from 1 to 12 months and require us to exchange currencies at agreed-upon rates at settlement. We do not hold or enter into financial instruments for trading or speculative purposes. We record all financial instruments on a gross basis. We account for all foreign currency forward contracts as cash flow hedges, as defined. All financial instruments are recorded on the consolidated balance sheet at fair value. Changes in fair value that are considered to be effective are recorded in other comprehensive income (loss) until the hedged item (inventory) is sold to the customer, at which time the deferred gain or loss is recognized through cost of sales. Any portion of a change in the fair value that is considered to be ineffective is immediately recorded in earnings as cost of sales.

Recently issued accounting pronouncements

On February 5, 2013, the FASB ratified ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The new disclosure requirements mandate that entities report, in one place, information about reclassifications out of Accumulated other comprehensive income (loss) ("AOCI"). The standard requires disclosure of the amount of the reclassification and the effect of the reclassification on the income statement line item. Upon adoption, the reclassification disclosures must be presented, in one place, either parenthetically on the face of the statement where net income is presented or in the notes. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012, and we adopted this ASU during first quarter 2013. This ASU did not have a material effect on our financial position or results of operations, but did change our disclosure policies for amounts reclassified out of AOCI.

Jumpstart Our Business Startups Act of 2012

The JOBS Act permits us, as an "emerging growth company," to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and qualitative disclosure of market risk

Foreign currency risk

We are subject to foreign currency risk in connection with the operations of Elfa. All assets and liabilities of foreign subsidiaries are translated at year end rates of exchange, with the exception of certain assets and liabilities that are translated at historical rates of exchange. Revenues, expenses, and cash flows of foreign subsidiaries are translated at weighted-average rates of exchange for the year. Based on the average exchange rate from Swedish krona to U.S. dollar during the first twenty six weeks of fiscal 2013, and results of operations and financial condition in functional currency, we do not believe that a 10% change in the exchange rate would have a material effect on our consolidated results of operations or financial condition.

We are also subject to foreign currency risk in connection with the purchase of inventory from Elfa. We utilize foreign currency forward contracts to mitigate this risk. In fiscal 2012 and fiscal 2011, we used forward contracts for 85% and 77% of inventory purchases in Swedish krona each year, respectively. For fiscal 2013, we currently have 64% of our planned purchases hedged at an average SEK rate of 6.73, compared to 90% of planned purchases hedged in fiscal 2012 at an average rate of 7.08.

Interest rate risk

We are subject to interest rate risk in connection with borrowings under the Senior Secured Term Loan Facility, the Revolving Credit Facility and the Elfa Senior Secured Credit Facilities, which accrue interest at variable rates. At August 31, 2013, borrowings subject to interest rate risk were $386.3 million, we had $63.4 million of additional availability under the Revolving Credit Facility and approximately $5.2 million of additional availability under the Elfa Revolving Credit Facility. We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future. Based on the average interest rate on each of the Revolving Credit Facility and the Elfa Revolving Credit Facility during the first twenty six weeks of fiscal 2013, and to the extent that borrowings were outstanding, we do not believe that a 10% change in the interest rate would have a material effect on our consolidated results of operations or financial condition.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Changes in and disagreements with accountants on accounting and financial disclosure

None.

Internal control over financial reporting

The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an on-going basis. As part of this process, we may identify specific internal controls as being deficient.

We have begun documenting and testing our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments; however, for so long as we qualify as an emerging growth company, we will not be required to engage an auditor to report on our internal controls over financial reporting. We must comply with Section 404 no later than the time we file our annual report for fiscal 2014 with the SEC.

Letter from our Chairman and Chief Executive Officer

To our prospective shareholders,

As we celebrate our 35th anniversary this year, I am thrilled, honored and proud to be writing this letter to you.

Since 1978, The Container Store has been working toward creating a retail store experience that is unlike any other—a differentiated shopping experience offering customers innovative, time and space-saving solutions coupled with astonishing customer service from happy, well-trained, well-paid salespeople. We hope you and yours have had the opportunity to enjoy it. And if you haven't, I'd love nothing more than for you to take a trip to one of our stores around the country to see what we're talking about. A store that can change your life? Well, yes, we hope so.

Our yummy culture—What we stand for

How to define The Container Store culture? I would have to say that first and foremost we're an employee-first, yummy company. "What does it mean to be yummy?" might be your next question. Well, it's the opposite of yucky. We know our employee-first mantra defies conventional business wisdom, most famously expressed by the late American economist Milton Friedman. Milton said the only reason a corporation exists is to maximize the return of the shareholder. Well, with all due respect to Milton, at The Container Store we have found that if you take better care of the employees than anybody else, they really will take better care of the customers than anybody else. It's actually about creating this one-of-a-kind experience, where we operate our business with a focus on all of our stakeholders—but with our employees first.

This results in a culture where employees get out of bed and actually look forward to coming to work—to work alongside other great people. It's a purpose to improve our customers' lives through the gracious gift of organization, to help our vendors' businesses become all they hope and dream they can be, and to make our communities a better place to live. And in doing this, all by staying true to our seven Foundation Principles, which I'll tell you even more about later, we know that the lives of everyone associated with our business will be enriched, filled with opportunity and EVERYONE—all of our stakeholders—can thrive.

People often say (and I mean often), "How does The Container Store do it? How have you always been considered a great place to work (and we're talking retail), and how can you compete against the mass merchants and all of the knockoffs you've seen over the years?" My response always points to the culture and our Foundation Principles. We trust that the most sophisticated investors understand that our culture is what drives the value of our business—yes, the culture. In all that we do every single day we keep a laser-like focus on developing and nurturing our culture.

It means that when we asked our employees to describe in a word The Container Store's culture, they shared things like love, passion, family, sweet, security, support, mindful, magical and matchless. Love and sweet and mindful—in business? Now that warms my heart and is something we're incredibly proud and passionate about.

One of our greatest hopes is that the practice of simultaneously taking care of everyone connected to a business, operating from a purpose beyond profits and leading with consciousness—what we along with other companies, thought leaders and academics call Conscious Capitalism®—becomes the preferred and most accepted way of doing business. It will prove that the economic imperatives of corporate success aren't incompatible with doing the right things. It's not a zero-sum game. No one has to lose for the other person to win. You can make decisions based on love and succeed.

Our foundation principles

In order to achieve all of this, our business is structured around some very basic and fundamental values and business philosophies about treating employees, customers and vendors with respect and dignity—we call them our Foundation Principles™.

They were formalized in 1988, after we opened our Houston store. That store made us take a look at our business a little harder. From the day we opened the doors, the store did more business than we ever anticipated, which became quite overwhelming to our Houston store employees.

So I referred to a file I had started many years ago called my "philosophy epistle file" where I'd put various anecdotes, musings and philosophical phrases that I admired beginning in high school, through college and up to this time in the business. I chose many examples to communicate the message that no matter how big the company became, its guiding principles and values would stay the same and over the years these were condensed into our Foundation Principles™.

By understanding and supporting these principles and philosophical guidelines, everyone can all respond in unison to similar circumstances. In other words, they act as a unit, all working in the same direction toward the same goal. Retail is far, far too situational to attempt to achieve a concerted effort through inflexible rules and policies.

So, instead of using the typical phone-book-sized retail procedural manual to guide our decision making, all of us at The Container Store use our Foundation Principles™ to keep everyone on track, focused and fulfilled as employees. With this combination of values-driven business philosophies and a one-of-a-kind product selection, The Container Store's goal is to become the best retail store in America.

"1 Equals 3" is our hiring philosophy. One great person equals three good people in terms of business productivity. We have to be selective when interviewing potential employees because of the brand promise we've made to our customers to provide exceptional customer service.

We believe that Communication IS Leadership—they are one and the same. The Container Store knows the importance of executing every day, consistent, reliable, predictable, effective, thoughtful, compassionate and yes, even courteous communication. It's hard, but we feel passionate that it is critical in developing and growing our business successfully.

This statement has become a Golden Rule of our company—it's our business philosophy. The Container Store has been successful in creatively crafting mutually beneficial relationships with our vendors by doing everything possible to truly "fill their baskets to the brim." We know that in return, they will support us and assist in our success as well.

Conventional wisdom says that price is mutually exclusive of service and selection. It's hard for most retailers to offer competitive pricing and provide exceptional service. A few great retailers have achieved a combination of the best selection and the best service. To add competitive pricing to that equation is generally unheard of, but The Container Store works hard to achieve all three simultaneously with this philosophy.

This is our training philosophy and demonstrates how committed we are in arming our employees with the knowledge to provide the best possible service to our customers. We want our employees to use their intuition, which I heard someone once say is the sum total of your life experiences, so why would you want them to leave that at home when they come to work? In order to successfully anticipate the needs of our customers, we encourage our employees to use their intuition coupled with the enormous training they receive on our products. We are the experts and must ensure our customers feel more than taken care of by us.

This is our selling philosophy and we use it to illustrate how we astonish our customers by exceeding their expectations. When a customer comes to our store looking for shoe storage, for example, we equate her to a "Man in a Desert," in desperate need of a complete solution (not just a drink of water). We start asking questions about what her needs are. "How many shoes do you have?" "If shoes are a big problem for you, how does the rest of the closet function?" By anticipating her needs, we know that she needs an organization plan—a complete solution—for her entire closet.

Three steps in the door and you can tell whether or not a retail store has it. And we know that The Container Store has it! "Air of Excitement" is our employees' smiling faces and genuine concern for customers' needs. It's the bright, visual, innovative and conversation-provoking products we sell. It's our clean, well-organized shelves. It's music that is pleasant and speaks to our customers.

The customer dance

It's all of these wonderful Foundation Principles that, working together, create that differentiated shopping experience. That customer experience is not just about any one thing. It's a very complex and powerful mix of so many things. But the ultimate reward, the validation that the experience was successful is what we call getting the customer dance. It's everything about the customer experience that happens in the store and continues on after that customer gets home. Her heart rate goes up, up, up with every interaction with the brand. It's about what occurs when she takes the product home and actually lives with it. We want her to do a little dance every time she opens that closet door in the morning because it's so beautifully organized. So perfect for her. Frankly, she feels an emotional connection to her closet. The product—the solution—it transcends value for her.

And the dance is really happening when she has her friends, sister-in-law and neighbor over to see her closet and they want to feel that way every morning so they make a trip to The Container Store to find out how they can experience that feeling. I've had customers tell me over and over again how our stores are a peaceful, organized oasis after a really stressful day or, even better, after a trip to our store they say It was more fun than Disneyland.

Our customers don't just like The Container Store—they say they love us. It's the ultimate achievement in building a brand when the people associated with it don't just enjoy the brand, they somehow feel a part of it.

Continuing to lead with heart and soul

I'm excited about the work we have ahead of us—whether it's in the stores that are yet to be built or in the products of the future that will continue to help our customers save space and time. We'll continue to create boundless opportunities for our employees and they will be enriched by working around other inspiring, fantastic colleagues. We will continue to work closely with our vendors, building our businesses together—and we will have customers continuing to dance in their closets with delight. All of our stakeholders will enjoy The Container Store's purpose in action.

My favorite movie is It's a Wonderful Life. I know it's kind of corny, but the whole movie is about showing one guy, George Bailey, the power of his wake. At The Container Store, we talk a lot about WAKE—like a boat's wake. I really believe that being a CONSCIOUS business means that everyone is aware of their wake. And I think that all of our wakes are much, much bigger than we can ever, ever imagine. We have built a culture that champions a collective focus on our wake, team, mutual support and respect, grace of authority and servant leadership and leadership based on love rather than fear. We believe The Container Store's magic will continue to flourish in our next step as a public company.

We've come a long way over the last 35 years—from my dad's friends scratching their heads about us opening a store that sells "empty boxes" to originating and now leading the storage and organization category of retailing to being at or near the top of FORTUNE Magazine's "100 Best Companies To Work For" the last 14 years in a row (we were #1 twice). We've been one of Oprah's "Favorite Things" during her farewell season and most recently achieved positive quarterly comps for 13 consecutive fiscal quarters as of fiscal August. But our heart and soul, our devotion to operating a conscious business has never wavered. It's what makes The Container Store matchless—and something I'm excited to say continues to strengthen with every step we take in our extraordinary journey.

We will continue to innovate, trail blaze, astonish and thrill. And we will continue to work hard and create opportunity for everyone associated with our business. But, if the RPM needle ever gets in the red and our precious, yummy culture is in need of a bit of a hug, we'll stop and give it the love it deserves and needs. For love is what The Container Store's past, present and future is built on.

I sure wouldn't want to miss our future—would you? We hope you'll join us!

Kip Tindell
Chairman and Chief Executive Officer

Business

Company overview

We are the leading specialty retailer of storage and organization products in the United States, with over $700 million of net sales in fiscal 2012. We are the original storage and organization specialty retailer and the only national retailer solely devoted to the category. Our goal is to help provide order to an increasingly busy and chaotic world. We provide creative, multifunctional, customizable storage and organization solutions that help our customers save time, save space and improve the quality of their lives. We believe our commitment to the category, breadth of product assortment, passionate employees and focus on solutions-based selling create a long-lasting bond with our customers and foster devotion to The Container Store brand. As a result, we continue to expand our base of passionate, enthusiastic and loyal customers, which we believe will further drive our growth and profitability.

We foster an employee-first culture built around our Foundation Principles, which are described on the inside cover of this prospectus and in the letter from William A. "Kip" Tindell, III, our Chairman and Chief Executive Officer, to prospective shareholders appearing on page 86. The Foundation Principles define how we approach our relationships with our employees, vendors, customers and communities and influence every aspect of our business.

Our business was established with one store in Dallas, Texas in 1978. Today our operations consist of two reporting segments:

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TCS, which consists of our retail stores, website and call center. As of October 1, 2013, we operated 62 stores with an average size of approximately 19,000 selling square feet in 22 states and the District of Columbia. We also offer all of our products directly to customers through our website and call center, which accounted for approximately 5.4% of TCS net sales in fiscal 2012. Our stores receive all products directly from our distribution center co-located with our corporate headquarters in Coppell, Texas. In fiscal 2012, our TCS net sales were derived from approximately 10,500 unique stock keeping units ("SKUs") organized into 16 distinct lifestyle departments sourced from approximately 700 vendors around the world. The breadth, depth and quality of our product offerings are designed to appeal to a broad demographic, including our core customers, who are predominantly female, affluent, highly educated and busy. In fiscal 2012, TCS had net sales of $613 million, which represented approximately 87% of our total net sales.

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Elfa, which designs and manufactures component-based shelving and drawer systems and made-to-measure sliding doors. Elfa was founded in 1948 and is headquartered in Malmö, Sweden. Elfa's shelving and drawer systems are customizable for any area of the home, including closets, kitchens, offices and garages. Elfa operates four manufacturing facilities with two located in Sweden, one in Finland and one in Poland. The Container Store began selling elfa® products in 1978 and acquired Elfa in 1999. Today our TCS segment is the exclusive distributor of elfa® products in the U.S. and represented approximately 34% of Elfa's total sales in fiscal 2012. Elfa also sells its products on a wholesale basis to various retailers in more than 30 countries around the world, with a concentration in the Nordic region of Europe. In fiscal 2012, the Elfa segment had $94 million of third party net sales, which represented approximately 13% of our total net sales.

The passion and dedication of our employees, management team and vendor network allows us to successfully execute our business strategy. We believe our culture and conscious business approach ultimately drive our strong financial performance, as demonstrated by:

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thirteen consecutive fiscal quarters (through August 2013) of positive comparable store sales growth;

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consistently improving profitability, with Adjusted EBITDA margin increasing from 8.5% in fiscal 2008 to 12.4% in fiscal 2012; and

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strong new store performance, with an average four-wall Adjusted EBITDA margin of 21.5% in the first twelve months of operation and an average pre-tax payback period of approximately 2.5 years for our 12 new stores that opened from fiscal 2008 through fiscal 2011.

As described in our "Management's Discussion and Analysis of Financial Condition and Results of Operations," we experienced GAAP net losses of $45.1 million, $30.7 million, $0.1 million and $0.7 million in fiscal 2010, fiscal 2011, fiscal 2012 and the first twenty six weeks of fiscal 2013, respectively. The net losses in fiscal 2010, fiscal 2011 and fiscal 2012 are inclusive of intangible asset impairments at our Elfa segment in the amounts of $52.4 million, $47.0 million, $15.5 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively.

Our competitive strengths

Deep-rooted, employee-first culture.    We believe our highly-trained, experienced and motivated employees are critical to delivering our solutions-based retail experience to our customers. Taking care of our employees is The Container Store's top priority, so we continually invest in their recruitment, training and overall job satisfaction. We believe that these investments result in high employee retention rates, inspired service and an enhanced customer experience that differentiates us from other retailers.

We are highly selective in our hiring process, typically hiring less than 4% of annual applicants, and often our new employees are existing customers. We train our employees extensively and continuously throughout their employment. Each new full-time store employee receives more than 260 hours of formal training in their first year alone, which we believe to be far beyond the industry average. Training focuses on our culture, leadership skills, product knowledge, space design skills and operational skills. In addition, we offer flexible work schedules, comprehensive benefits and above industry average compensation to both full and part-time employees. As a result, we have an average full-time employee turn-over rate of approximately 10% annually, compared to a retail industry average of over 100%, and we have been recognized in FORTUNE Magazine's list of "100 Best Companies To Work For®" in each of the last 14 years.

An unmatched collection of storage and organization products.    We offer our customers storage and organization solutions through an extensive and carefully curated assortment of creative and original products at competitive prices. We accomplish this in three principal ways:

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Highly experienced buying team—Our buying team is responsible for sourcing all of our products and averages 15 years tenure at The Container Store. To ensure that our merchandise remains fresh and on-trend, our buying team frequently works directly with vendors to create high quality and differentiated new products exclusively for The Container Store, often based on direct feedback from our customers. The buying team also introduces approximately 2,000 new SKUs on average into our assortment each year.

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Deep vendor relationships—We strive to form meaningful, long-lasting relationships with all of our vendors. We have been developing and refining our distinctive relationship-focused approach to our vendors for over 35 years. We do not view vendor negotiations as a zero-sum game, but rather as an opportunity to develop mutually beneficial relationships, which we believe has created a unique sense of loyalty among our vendors. We estimate that over half of our net sales in fiscal 2012 were generated from merchandise exclusive to The Container Store, and we believe that only a small portion of our merchandise is carried by other national retailers. Our strong vendor relationships benefit us in a number of ways, including an increased number of exclusive products, competitive pricing and favorable payment terms.

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The elfa® advantage—We are the exclusive distributor of elfa® products in the United States. elfa® is both our highest sales volume and, by virtue of our vertical integration, our highest gross margin department. Each of our stores includes an elfa® Custom Design Center where our highly trained experts can assist customers in designing and installing a customized storage solution. In fiscal 2012, the elfa® department represented approximately $141 million, or approximately 23%, of TCS net sales, which included approximately $106 million of elfa® Custom Design Center net sales with an average ticket of $583.01. This compares to an average ticket of $57.34 for the entire TCS segment.

Highly-differentiated shopping experience.    We place great emphasis on creating an inviting and engaging store experience. Our customers often come to The Container Store knowing that they have a storage and organization challenge, but without a clear plan of how to address and solve their underlying issue. Our highly-trained salespeople seek to interact with our customers, asking questions, listening and learning from them so that they can understand the complete scope of their needs. This allows us to provide our customers with creative, tailored, comprehensive and multifunctional solutions, often utilizing multiple products from many of the 16 distinct lifestyle departments in our stores. This selling approach allows us to sell a broader range of products and to deliver a differentiated experience to our customers, which we believe results in a higher average ticket, repeat visits and frequent referrals to other potential customers.

Our interactive customer service experience is further enhanced by a variety of additional service offerings, including our elfa® Installation Service, GoShop! Click & Pickup (in which a customer orders online and picks up at a store with curbside delivery to the customer's car in most markets) and GoShop! Scan & Deliver in the Manhattan market (in which a customer simply scans her products with a hand-held device, checks out, after which the merchandise is delivered to her home). These services and, in the case of GoShop! Click & Pickup and GoShop! Scan & Deliver, advanced technologies, provide additional convenience and flexibility to our customers and reinforce our commitment to providing a differentiated shopping experience.

Proven real estate site selection process.    We seek to locate our stores in highly desirable retail developments surrounded by dense concentrations of our core customers. We maintain a disciplined approach to new store development and perform comprehensive market research before selecting a new site based on customer demographics from eSite, an independent customer analytics research firm, and data from our customer database to identify existing customers. Additionally, we maintain a flexible cost structure that allows us to achieve consistent four-wall Adjusted EBITDA margins across a range of sales levels and successfully operate stores in a variety of markets. Our data-driven approach, premium locations and flexible new store model have resulted in strong performance across our store base. We have never closed or relocated a store due to underperformance.

We have deep relationships with best-in-class commercial real estate firms and believe that we are a sought-after tenant given our brand and the high volume of affluent customers that visit our stores. As a result, we continue to have access to desirable retail sites on attractive terms.

Powerful brand with strong customer loyalty.    We believe that The Container Store brand has become synonymous with the storage and organization category and an organized, stress-reduced lifestyle. The strength of our brand is built on our history as the originator and leader of the storage and organization category, our best-in-class product offerings and our commitment to our employees, vendors, customers and communities. We believe that this makes us the preferred retail destination for storage and organization solutions.

We have achieved nationwide recognition attributable in part to numerous news and media impressions. We are consistently presented with opportunities to showcase our brand on a national stage. Notable publicity includes appearances on "Oprah's Favorite Things" in her farewell season in 2010 and on "Ellen's 12 Days of Christmas" in 2012. In addition, we received the National Retail Federation's Gold Medal Award for excellence in 2011. The prominence of our brand has also led to a significant number of unpaid media impressions, including print mentions in newspapers and magazines with more than 520 million readers and television broadcast mentions on shows with more than 270 million viewers in 2012. We also enjoy a strong following on various social media outlets including Facebook (over 243,000 "likes"), Twitter (over 22,000 followers) and Pinterest (over 29,000 followers), in each case as of October 1, 2013.

Highly experienced and passionate management team with proven track record.    Led by our Chairman and Chief Executive Officer, William A. "Kip" Tindell, III, our senior management team averages over 17 years with The Container Store, and is responsible for our proven track record of growth and consistent performance. Both Kip and Sharon Tindell, our Chief Merchandising Officer, have been inducted into the Retailing Hall of Fame, Melissa Reiff, our President and Chief Operating Officer, joined the team in 1995 and has been instrumental in elevating and leading the organization through its sizable expansion over the past two decades. Kip, Sharon, Melissa and the rest of the management team are dedicated to maintaining our employee-first culture and crafting mutually beneficial relationships with all of our stakeholders, which we believe will lead to continued growth and value creation in the future.

Our growth strategy

The key elements of our growth strategy include:

Expanding our store base.    We believe that our expansion opportunities in the United States are significant. Our current footprint of 62 stores extends to 22 states and the District of Columbia. We expect to open six new stores during fiscal 2013 (including one store relocation), five of which have already opened, and an additional seven new stores in fiscal 2014 (including one store relocation). Based on research conducted for us by eSite, we believe that we can grow our current U.S. store footprint to at least 300 stores in our current format by adding more stores in new and existing markets. The rate of future store additions in any particular period is inherently uncertain and is subject to numerous factors that are outside of the Company's control. As a result, we do not currently have an anticipated time frame for such expansion. We have adopted a disciplined expansion strategy designed to leverage the strength of our business model and nationally recognized brand name to successfully develop new stores in an array of markets that are primed for growth, including new, existing, small and large markets. While our current expansion focus is on domestic markets, we believe international expansion may provide additional growth opportunities for us in the future.

Historically, our new store openings have been highly successful due in part to our new store opening execution strategy, which involves months of hiring, training and preparation and culminates in a multi-day grand opening celebration in partnership with a local charity. This distinctive approach enables our new stores to deliver strong sales volumes quickly and results in shorter new store pre-tax payback periods. The average four-wall Adjusted EBITDA margin was 21.5% in the first twelve months of operation and the average pre-tax payback period was approximately 2.5 years for our 12 new stores that opened from fiscal 2008 through fiscal 2011.

Driving comparable store sales growth.    We have achieved comparable store sales growth in each of the past thirteen fiscal quarters (through August 2013) and have increased our average ticket by 12.8% during the same period. We believe that we can continue to grow our comparable store sales by driving store traffic, improving customer conversion and growing our average ticket by continuing to provide a differentiated shopping experience through our solutions-based selling approach, new product and service introductions and well-maintained stores. Our employees receive continuous training on our products to ensure that our customers are sold complete solutions rather than individual products. We also believe that our high levels of service will continue to drive increased sales of the products in our higher margin elfa® department and complete space design solutions. We believe that these factors, combined with our continuous focus on further increasing brand awareness, will attract new customers and increase loyalty with existing customers.

Enhancing and growing multi-channel presence.    In addition to our retail stores, we also offer our products directly to our customers through our fully-integrated website and call center, which collectively accounted for 5.4% of TCS net sales in fiscal 2012. Through continual technology enhancements and innovative services, such as GoShop! Click & Pickup, we believe we are well positioned for continued growth in our direct sales channels. Our website and call center sales have increased 84% from fiscal 2008 to fiscal 2012, including 25% growth in fiscal 2012.

Increasing brand awareness.    We will continue to promote our brand by constantly communicating our message of organized and stress-reduced living to our current and potential customers. We do this through our comprehensive marketing strategy, which includes direct mail, advertising, online, public relations and social media. Our Customer Relationship Management ("CRM") strategy allows us to target our marketing efforts through direct mail and email. This strategy is supported by our customer database of over 14 million customer households, which includes customer transaction data and demographic overlays that help us better understand customer behaviors and identify opportunities. Additionally, our marketing and brand building efforts are enhanced by an on-going dialogue with our customers through growing social and mobile channels including Facebook, Twitter, Pinterest and Instagram.

As a part of our commitment to Conscious Capitalism®, we focus on serving the local communities in which we operate. We provide donations, gift cards and storage and organization makeovers to a variety of local nonprofit organizations to show our support for the organizations that are important to our customers. Additionally, when opening each new store, we partner with a prominent local non-profit organization, working together to welcome the new store to the community. We host a grand opening party on the Thursday night before the Saturday on which the store opens, and donate 10% of our initial Saturday and Sunday sales from that new store to our non-profit partner. As we continue to grow our store base, we plan to continue our active partnerships with local non-profit organizations in order to build a sense of community with our customers and promote The Container Store brand.

Improving profitability.    We believe that the expected expansion of our store base and the expected growth in comparable store sales will result in improved Adjusted EBITDA margins as we take advantage of economies of scale in products sourcing and leverage our existing infrastructure, supply chain, corporate overhead and other fixed costs. We also expect to maintain our disciplined pricing approach, which involves strategic promotional campaigns with limited use of traditional markdowns or discounting.

What we stand for—Organization with heart

Since our inception, we have developed a distinctive corporate culture with a mission to help provide order to an increasingly busy and chaotic world. We operate under a set of core values that places our employees first and promotes our seven Foundation Principles, which influence and guide every aspect of our business. We believe motivated and well-trained employees lead to satisfied customers who, in turn, drive the growth and success of our business. By promoting these core values, we encourage our employees to work in unison toward a common goal of providing the best retail experience for our customers.

We proudly practice Conscious Capitalism® and strive to create an environment that can simultaneously create value for all of our stakeholders, including our employees, customers, vendors, communities and shareholders. Our commitment to this operating philosophy is built around cultivating caring, long-term relationships with our employees, vendors and customers. We believe that fostering an environment where everyone can thrive is the right way to do business and the best way to generate long-term profitable growth.

We believe our relationship with our employees, at all levels of the organization, is excellent and a key contributor to our success. We believe the knowledge and passion of our employees allows us to deliver our solutions-based retail experience to our customers and strengthens our brand loyalty. We believe motivated and well-trained employees lead to satisfied customers who, in turn, lead to increased revenues and profitability.

Our stores

Retail stores

Our stores present our products in a unique and engaging atmosphere. Our visual merchandising team works to ensure that all of our merchandise is appropriately showcased to highlight the value and functionality of our products and maximize the appeal of our image and brand. We maintain a consistent store layout which creates a familiar shopping experience across our store base. Our stores are clean and spacious with strict, orderly merchandising and strategic product placements to optimize our selling space and increase productivity. We utilize display samples and demonstrations, including inspirational elfa® solutions, which foster customer interaction with products and add to the air of excitement in our stores. We maintain a hands-on, solutions-based service approach and further enhance the store experience with convenient, time-saving and value-added services, including free closet design with elfa®, free in-store demonstrations, our GoShop! Click & Pickup service (in which a customer orders online and picks up at a store) with curbside delivery to the customer's car in most markets, and our GoShop! Scan & Deliver service in the Manhattan market (in which a customer simply scans her products with a hand-held device, checks out, after which the merchandise is delivered to her home).

Based on research conducted for us by eSite, an independent customer analytics research firm, we believe that we can grow our current U.S. store footprint to at least 300 stores in our current format by adding more stores in new and existing markets. Our unit growth is supported by our new store economics, which we believe to be compelling. A typical location has approximately 19,000 square feet of selling space. Our average total initial cash investment consisted of approximately $0.4 million for initial inventory, approximately $1.0 million for cash pre- and grand opening expenses and approximately $1.8 million for capital investment, net of tenant allowances, for our 12 new stores that opened from fiscal 2008 through fiscal 2011. Those same 12 new stores had an average four-wall adjusted EBITDA margin of 21.5% in the first twelve months of operation, an average pre-tax payback period of approximately 2.5 years and an average annualized return on invested capital of 55.9%.

E-commerce

We are a fully-integrated multi-channel retailer. Our website, containerstore.com, is intended to replicate the store experience as much as possible and offers the same product assortment found in the stores, as well as certain products found exclusively online. Additionally, our website allows our customers to provide product ratings and reviews which our merchandising team reads, responds to and incorporates into product design discussions with vendors. Our average product rating for the time period between January 2010 when the tracking of product ratings was first initiated and August 2013 was 4.7 stars out of 5. The website also provides convenient service offerings, including online design services, practical tips and advice, video demonstration, Live Chat, GoShop! Click & Pickup, GoShop! Click & Deliver and Gift Registry. We also maintain a website optimized for mobile devices and a call center to support our e-commerce business.

Our products

Strategy

Our goal is to be the destination for all of our customers' storage and organizational needs. We focus on offering the most extensive, dynamic and unique product selection in the storage and organization industry. We achieve this through our broad merchandise assortment, frequent new product introductions and meaningful proportion of proprietary and exclusive merchandise. We seek to showcase the merchandise in our stores and online to highlight the value and functionality of our products and maximize the appeal of our image and brand. Our merchandising team continually monitors historical sales trends and new product launches to keep our stores' offerings fresh and relevant to our customers, working closely with our vendors to create new products exclusively for us to supplement our best selling products and continue to evolve our product offering. We maintain a disciplined approach to pricing and merchandising, which involves strategic promotional campaigns with limited use of traditional markdowns and discounting.

We believe the exclusivity of our products and our solutions-based selling approach strengthens our position as a leader and a trendsetter in the industry. We estimate that over half of our net sales in fiscal 2012 were from merchandise exclusive to The Container Store. Many of these products are our own brands, including our elfa® products. We seek to introduce every customer to elfa® and provide them with custom design and installation services. We believe the high level of customer service we deliver allows us to effectively market and sell our elfa® products in a way that differentiates us and supports our market leadership in the sector.

The goal of our solutions-based selling approach is to provide each customer with a comprehensive solution that fits her needs. We believe our solutions-based approach offers a unique shopping experience for our customer. By offering complete organizational solutions, our customer can find everything she needs within our stores.

Products

Our stores are typically organized into 16 distinct lifestyle departments as follows:

Lifestyle departments	Select products

Bath	Countertop Organizers, Cosmetic and Jewelry Organizers, Shower and Bathtub Organizers, Drawer Organization, Cabinet Storage
Box	Corrugated Boxes, Packing Material, Tape, Storage Bags, Specialty Boxes
Closets	Shoe Racks, Hangers, Drawer Organizers, Boxes and Bins, Hanging Storage Bags, Garment Racks
Collections	Media Storage, Photo Storage, Display, Small Craft and Parts Organizers
Containers	Small Boxes, Small Baskets, Tins, Divided Boxes, Decorative Containers
elfa®	Wall and Door Rack Systems, Drawer Systems and Accessories, Ventilated and Sold Shelving Systems, Utility and Garage Systems
Food Storage	Canisters, Jars, Lunchtime Essentials, Bulk Food Storage, Plastic and Glass Food Storage
Gift Packaging	Gift Wrap and Tags, Ribbons and Bows, Gift Wrap Organizers, Gift Bags and Sacks, Gift Boxes
Hooks	Wall Mounted, Self Adhesive, Magnetic, Overdoor, Removable
Kitchen	Drawer Liners and Organizers, Countertop Organizers, Dish Drying Racks, Cabinet Storage, Pantry Organizers
Laundry	Step Stools, Hampers, Laundry Bags and Baskets, Clothes Drying Racks, Cleaning Tools
Office	Desktop Collections, Paper Storage, File Carts and Cabinets, Literature Organizers, Message Boards
Shelving	Free Standing Shelving, Wall Mounted Shelving, Cube Systems, Component Shelving, Desks, Chairs
Storage	Drawers, Boxes and Bins, Totes, Crates, Carts
Trash	Recycle Bins, Wastebaskets, Open Cans, Step on Cans, Bags
Travel	Luggage, Totes, Clothing Organizers, Cosmetic and Jewelry Organizers, Travel Bottles

Sourcing

We purchased merchandise from approximately 700 different vendors and for the TCS segment, our top 10 vendors, excluding Elfa, accounted for less than 30% of our total purchases in fiscal

2012. Approximately 19% of our fiscal 2012 TCS segment purchases were attributed to intercompany purchases from our Elfa segment. In order to maximize our purchasing flexibility, we do not enter into long-term contracts with any of our vendors. Accordingly, we generally operate without any contractual assurances of continued supply, pricing or access to new products. We strive to form meaningful, long-lasting and mutually beneficial relationships with our vendors. We are collaborative in our vendor negotiations so as to develop a partnership with our vendors and, in time, a sense of loyalty to The Container Store. Seventeen of our top 20 vendors have been with us for at least 10 years and several of those vendors have been with us since our inception in 1978.

Distribution

In the TCS segment, all of our merchandise flows through a centralized distribution center prior to transport to our retail stores. Our distribution center is co-located with our corporate offices in Coppell, Texas. The approximately 1,100,000 square foot facility was designed and constructed specifically for The Container Store and is comprised of approximately 78,000 square feet of corporate office space and over 1,000,000 square feet of warehouse space (of which approximately 900,000 square feet are currently in use). With the exception of the Dallas / Fort Worth market, we utilize third party carriers to transport all of our products to our stores.

Our Coppell, TX distribution center uses a state-of-the-art warehouse management system that is designed to optimize every aspect of distribution operations, from picking and packing to slotting and labor management. We recently invested in this new system in order to provide us with the control and flexibility that we believe is required for first-class inventory management. Further, so as to minimize the amount of time our retail stores have to spend managing inventory, all of the merchandise in our distribution center is prepared to be sales floor ready (ticketed with price tags and store replenishment packaging) prior to transport to our stores. We believe that this system allows our employees to concentrate on what matters most, which is understanding our customers' needs and providing them with tailored solutions and a differentiated shopping experience. We emphasize safety and efficiency and have received numerous operational awards in recognition of our distribution center's high standards. We believe that the size and scalability of the distribution center, in addition to the currently unused space, is more than sufficient to support our future expansion over the next 4 to 5 years.

Elfa utilizes a broad network of third-party carriers to deliver products from its manufacturing facilities to customers worldwide.

Marketing and advertising

Our marketing and advertising strategy seeks to promote our brand, culture and values to new and existing customers. Our goal is to develop a continuous dialogue with our core customers in order to remain relevant in their lives and be top-of-mind when it comes to storage and organization solutions.

Our strategy centers on our Working Marketing Plan, an integrated 18-month forward-looking plan for all upcoming initiatives viewable by all employees at any time through our intranet and maintained by our marketing team. The Working Marketing Plan allows functional areas from across the entire company to collaborate in order to support our marketing programs. Sales goals, staffing, inventory logistics, product development, visual merchandising and expense planning all revolve around this dynamic plan, which is updated on a weekly basis.

We employ a wide array of traditional and online media on a national and local level, including direct mail, online marketing, print, outdoor, broadcast and mobile. Our traditional media advertising resulted in 1.4 billion paid media impressions in fiscal 2012. The prominence of our brand has also led to a significant number of unpaid media impressions, including print mentions in newspapers and magazines with more than 520 million readers and television broadcast mentions on shows with more than 270 million viewers in 2012. In addition, we take a proactive approach to public relations through national, local and trade media outlets. Notable publicity includes appearances on "Oprah's Favorite Things" in her farewell season in 2010 and on "Ellen's 12 Days of Christmas" in 2012. Direct mail is the largest component of our marketing strategy as it is the most targeted way to reach our customers. We have developed a robust database of over 14 million households, of which 2.3 million have been active over the past 12 months as of October 1, 2013. The database includes customer transaction information and demographic and segment overlays, which help us to better understand key customer behaviors and assist in identifying current and future opportunities.

We maintain an active social media program and have developed a strong presence on various social media platforms including Facebook (over 243,000 "likes"), Twitter (over 22,000 followers) and Pinterest (over 29,000 followers), in each case as of October 1, 2013. Additionally, we promote our unique culture and approach to Conscious Capitalism® through our blog, standfor.containerstore.com. Our blog communicates what we stand for to our customers, vendors, employees and communities, our Foundation Principles and our commitment to practicing Conscious Capitalism®. We believe in working hard to create an environment where the lives of everyone connected to our business are enriched and can thrive.

Hiring, training and motivating our employees

As of October 1, 2013, we had approximately 5,375 total employees. TCS employees accounted for approximately 4,775 of this total, of which 3,375 were part-time employees. TCS employees are not subject to a collective bargaining agreement. As of October 1, 2013, Elfa and its subsidiaries had approximately 600 employees. As of October 1, 2013, approximately 53% of Elfa's employees (approximately 6% of our total employees) were covered by collective bargaining agreements. We have never experienced a strike or work stoppage, and we believe that our relations with employees are excellent.

We believe that the recruitment, training and knowledge of our employees and the consistency and quality of the service they deliver are central to our success. We are highly selective in our hiring process, typically hiring less than 4% of annual applicants. Most of our employees are college-educated and often our new employees are existing customers. We endeavor to hire employees with similar sophistication, skills and life experiences as our customers, with the goal of having our employees relate to our customers in the selling environment. We believe our employee-customer interaction is important to build the trust and rapport necessary to execute our solutions-based selling approach. The recruiting department relies on external marketing, employee recommendations and our website to facilitate recruitment of future employees.

We dedicate substantial resources to training. Each new full-time store employee receives more than 260 hours of formal training in their first year alone, including product, leadership, cultural and operational training. Our sales associates are trained to interact, inquire and listen to customers so that they can understand the complete scope of each customer's situation. We believe this approach allows us to provide creative, tailored, comprehensive and multifunctional solutions, often utilizing multiple products from several of the 16 distinct lifestyle departments in our stores. This selling approach allows us to sell a broader range of products and deliver a differentiated experience to our customers, which we believe results in a higher average ticket, repeat visits and frequent referrals.

Given the level of investment that each employee receives in terms of training, we are committed to retaining each of our employees. We believe that communication is vital to the culture of the business and engages and empowers our workforce. Our financial performance, strategic initiatives and organizational successes are communicated to employees at all levels. We also pride ourselves on our compensation policy as a retention tool. We offer flexible work schedules, comprehensive benefits and above industry average compensation to both full and part-time employees. As a result, we have an average full-time employee turn-over rate of approximately 10% annually, compared to a retail industry average of over 100%, and we have been recognized in FORTUNE Magazine's list of "100 Best Companies To Work For®" in each of the last 14 years.

Properties

We lease all of our 62 retail stores. Our leases generally have a term of 10 to 15 years, with renewal options that generally range from 5 to 15 years. Most leases for our retail stores provide for a minimum rent, typically including escalating rent increases, plus a percentage rent based upon sales after certain minimum thresholds are achieved. The leases generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses. A summary of our store locations by state as of October 1, 2013 is below:

Location	Store(s)	Location	Store(s)	Location	Store(s)

Arizona	1	Maryland	1	Ohio	2
Arkansas	1	Massachusetts	3	Oregon	1
California	9	Minnesota	1	Tennessee	1
Colorado	3	Missouri	1	Texas	12
Florida	5	Nevada	1	Virginia	3
Georgia	2	New Jersey	2	Washington	1
Illinois	4	New York	4	District of Columbia	1
Indiana	1	North Carolina	2

				Total	62

We also lease approximately 1.1 million square feet of space in Coppell, Texas for our corporate offices and distribution center for our TCS segment. The initial term for this lease expires in April 2019, and we retain three five-year renewal options.

Elfa leases its approximately 14,000 square foot group headquarters in Malmö, Sweden. In addition, Elfa owns four manufacturing facilities, located in Västervik, Sweden (approximately 200,000 square feet), Koszalin, Poland (approximately 90,000 square feet), Mullsjö, Finland (approximately 100,000 square feet) and Lahti, Finland (60,000 square feet).

Information technology

Our information technology systems are critical to our day-to-day operations as well as to the execution of our long-term strategy. We are committed to using technology in order to help drive growth and enhance business results. We use a combination of industry standard systems along with proprietary systems developed internally to support all areas of our business, including supply chain, merchandising, store operations, point-of-sale, e-commerce, finance, accounting and human resources.

Our systems provide us the real-time data and automation needed to continually improve our operations and customer service levels. Our inventory replenishment system optimizes the flow of inventory throughout our supply chain using advanced forecasting algorithms in order to enhance customer service levels while increasing inventory turns. Furthermore, we use technology to provide an enhanced customer experience such as our proprietary elfa® Custom Design Center software, which allows our customers to virtually design their ideal customized elfa® space. We believe our current systems provide us with the operational efficiencies, customer solutions, scalability, management control and timely reporting that allows us to identify and respond to operating trends in our business. We believe that our systems have the flexibility and capacity to accommodate our future growth plans.

Intellectual property

Our "The Container Store," "Contain Yourself" and "elfa" trademarks and certain variations thereon, such as our "The Container Store" logo and many trademarks used for our product lines and sales campaigns are registered or are the subject of pending trademark applications with the U.S. Patent and Trademark Office and with the trademark registries of many foreign countries. In addition, we own many domain names, including "containerstore.com," "1equals3.com" and others that include our trademarks. We also own a patent for our proprietary retail shopping computer systems and copyrights in our catalogs, websites, and other marketing material. We believe that our trademarks, product designs and copyrighted works have significant value and we vigorously protect them against infringement.

Our market and competition

We operate within the storage and organization category, which extends across many retail segments including housewares, office supplies and travel, among others. This category is highly fragmented and The Container Store is the only national retailer solely devoted to it. We believe the category is growing and will continue to grow due, in part, to several favorable demographic trends, including (1) the desire for efficiency and organization of Baby Boomers as they become "empty nesters," (2) the generation of Baby Boomers' children driving demand for organizational products as they move into their first homes and (3) the increase of dual-income families with a need for solutions to organize and simplify their busy lives. Given The Container Store's industry leadership, unmatched product assortment and customer service, and national footprint, we believe we are well positioned to increase our share of this growing category.

We have little direct competition from other national or regional retailers in the storage and organization market. However, storage and organization products are sold by a variety of retailers, including mass merchants (e.g., Walmart and Target) and specialty retail chains (e.g., Bed Bath & Beyond and Crate & Barrel) that devote a smaller portion of their merchandise assortment to storage and organization than our stores, and internet-based retailers (e.g., Amazon). Some of our competitors are larger and have greater financial, marketing and other resources than The Container Store. We compete with such retailers on the basis of product selection, product quality, brand recognition, price, customer service, effective consumer marketing and promotional activities and the ability to identify and satisfy emerging consumer preferences, among other things. We believe that the strength of our solution based selling with highly trained employees, exclusive offerings and vendor relationships, our passionate and loyal customer base and the quality, differentiation and breadth of product assortment compare favorably to those of our competitors.

Seasonality

Our business is moderately seasonal in nature. Our storage and organization product offering makes us less susceptible to holiday shopping seasonal patterns than many retailers. In addition, our marketing plan is designed to minimize volatility and seasonal fluctuations of sales across periods. Historically, our business has realized a higher portion of net sales, operating income and cash flows from operations in the fourth fiscal quarter, attributable primarily to the impact of our Annual elfa® Sale (which starts on December 24th and runs through early February).

Regulation and legislation

We are subject to labor and employment laws, laws governing truth-in-advertising, privacy laws, safety regulations and other laws, including consumer protection regulations, such as the Consumer Product Safety Improvement Act of 2008, that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

We source a significant portion of our products from outside the United States. The U.S. Foreign Corrupt Practices Act, and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our vendor compliance agreements mandate compliance with applicable law, including these laws and regulations.

Legal proceedings

From time to time we are involved in litigation, claims and other proceedings relating to the conduct of our business, including, but not limited to consumer protection class action litigation, claims related to our business, employment practices, and claims of intellectual property infringement. In addition, from time to time, we are subject to product liability and personal injury claims for the products that we sell and the stores we operate. Subject to certain exceptions, our purchase orders generally require the vendor to indemnify us against any product liability claims. However, if the vendor does not have insurance or becomes insolvent, we may not be indemnified. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims. Any claims could also result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liability and could also materially adversely affect our operations and our reputation.

Management

Below is a list of the names and ages, as of October 1, 2013, of our directors and executive officers and a description of the business experience of each of them.

Name	Age	Position(s)

Executive Officers:
William A. ("Kip") Tindell, III	60	Chief Executive Officer and Chairman of the Board of Directors
Sharon Tindell	58	Chief Merchandising Officer and Director
Melissa Reiff	58	President, Chief Operating Officer and Director
Jodi Taylor	51	Chief Financial Officer
Per von Mentzer	53	Chief Executive Officer of Elfa
Non-Employee Directors:
Timothy J. Flynn	41	Director
J. Kristofer Galashan	35	Director
Robert E. Jordan	53	Director
Danny Meyer	55	Director
Walter Robb	59	Director
Rajendra ("Raj") Sisodia	55	Director
Jonathan D. Sokoloff	56	Director

Executive officers and directors

William A. ("Kip") Tindell, III has served as our Chief Executive Officer since early 2006 and on our board of directors since August 2007 (and on the board of directors of The Container Store, Inc. since July 1978). He was elected Chairman of our board of directors in August 2007. Mr. Tindell served as President and Chief Operating Officer of The Container Store through 2005. Mr. Tindell was presented the Ernst & Young's prestigious Entrepreneur of the Year award in 1991 and is a recipient of the National Retail Federation's 1998 Innovator of the Year Award. In 2006 he was inducted into the Retailing Hall of Fame and is a 2009 Junior Achievement of Dallas Business Hall of Fame inductee. In 2011 Mr. Tindell received the National Retail Federation's Gold Medal Award, which is generally regarded as the industry's top accolade, given to individuals who have served the industry with distinction and achieved a national reputation for excellence to the retail craft. He is a member of the Dallas Arboretum CEO Advisory Council and serves on the Board of Directors of Whole Foods Market, Inc. (WFM) and Baylor Healthcare Systems Foundation. Mr. Tindell also serves on the executive board of the National Retail Federation as its vice chairman. and served on the Board of Directors of the National Retail Federation Foundation from 2010 to 2013. He serves on the board of Conscious Capitalism Institute and Conscious Capitalism, Inc., a community of like-minded business, thought and academic leaders working to elevate humanity through a conscious approach to business. Mr. Tindell is an active member of the Dallas Salesmanship Club, a nonprofit organization dedicated to transforming children's futures by serving at-risk families in the Greater Dallas area. Mr. Tindell was selected to our board of directors because of the perspective, experience and operational expertise in our business that he has developed as our Chief Executive Officer. Mr. Tindell is married to Sharon Tindell, our Chief Merchandising Officer.

Sharon Tindell has served as our Chief Merchandising Officer since early 2006 and has served on our board of directors since August 2007 (and on the board of directors of The Container Store, Inc. since April 1988). In 1980 she joined us full-time working on the sales floor, managing inventory and participating in other tasks that put her in direct touch with the store's innovative product mix and customers' storage and organization challenges. In 1981 Ms. Tindell became our first buyer. Ms. Tindell drives our philosophy of developing multi-functional uses for the store's products and is credited with maintaining The Container Store's devotion to its original concept of providing only storage and organization products. Ms. Tindell served as Executive Vice President of Merchandising, beginning in 1992 and attained the title of Chief Merchandising Officer in August 2006. She is instrumental in creating the brand presence reflected in our store and leads all product decisions, product presentation, signage, store interior and exterior, and merchandising development. In addition, she is the force behind our merchandise supply chain, ultimately responsible for managing inventory levels, inventory turn and margin. In 2006, Ms. Tindell was inducted into the Retailing Hall of Fame, the first woman selected for this honor. Ms. Tindell was selected to our board of directors because she possesses particular knowledge and experience in retail and merchandising as well as our business and our customer. Sharon Tindell is married to William A. "Kip" Tindell, III, our Chief Executive Officer and Chairman of the Board of Directors.

Melissa Reiff has served as our President since early 2006 and has served on our board of directors since August 2007 and more recently became President and Chief Operating Officer in March 2013 (and on the board of directors of The Container Store, Inc. since February 2006). Ms. Reiff joined The Container Store in 1995 as Vice President of Sales and Marketing. She created and formalized our Sales and Marketing department and was responsible for sales management, training, advertising, e-business marketing, public relations and new store grand opening launches. In 2003 Ms. Reiff assumed the role of Executive Vice President of Stores and Marketing, as she was responsible for further integrating the stores and marketing functions. As President and Chief Operating Officer, Ms. Reiff is responsible for the business areas of Store Leadership, Marketing (including Advertising, Online, Customer Relationship Management, Public Relations, Cultural Programs, Community Relations and Social Media), Training and Development, Recruiting, Information Systems, Legal, Loss Prevention and Logistics and Distribution. Ms. Reiff is also credited with enhancing The Container Store's approach to launching new stores. Ms. Reiff has played a critical role in enhancing and strengthening The Container Store's employee-first culture centered around our values-based Foundation Principles. She is a member of the Dallas chapter of the American Marketing Association, International Women's Foundation and C200, an organization of leading women in business dedicated to fostering growth and increasing opportunities for women entrepreneurs and corporate leaders worldwide. She also serves on Southern Methodist University's Cox School of Business Executive Board and is a sustaining member of the Junior League of Dallas. Recently Ms. Reiff was honored with the 2012-2013 SMU Cox School of Business Distinguished Alumna award. Ms. Reiff was selected to our board of directors because she possesses particular knowledge and experience in retail and merchandising, communication and interpersonal skills, as well as our business.

Jodi Taylor has served as our Chief Financial Officer since December 2007. Ms. Taylor is responsible for the business areas of Finance, Accounting, Real Estate, Payroll, Benefits, Travel, New Store and Remodel Process, Store Facilities and Purchasing. Prior to joining us, Ms. Taylor served as Chief Financial Officer and Secretary from 1998 to 2007 at Harold's, a publicly-traded apparel retailer which filed for bankruptcy in 2008. From 1986-1998, Ms. Taylor was an executive with Baby Superstore, Inc. or successor companies, which after an IPO in 1994, was ultimately acquired by Toys "R" Us, Inc. in 1996. Ms. Taylor was formerly an auditor with Deloitte, Haskins, & Sells (now Deloitte & Touche).

Per von Mentzer joined Elfa as Chief Executive Officer in September 2008 and has been instrumental in managing and overseeing all of Elfa's operations. Prior to joining Elfa, Mr. von Mentzer served as Vice President of Marketing and Sales for Nybron Flooring International, Europe's largest wood flooring group, with sales in more than 30 countries, including the United States and China.

Timothy J. Flynn has served on our board of directors since August 2007. Mr. Flynn is currently a Partner with LGP, our majority stockholder, and joined the firm in 2003. Prior to joining LGP he had been a Director in the Investment Banking Department of Credit Suisse First Boston (CSFB) in Los Angeles, which he joined in 2000 following CSFB's acquisition of Donaldson, Lufkin & Jenrette (DLJ). Mr. Flynn had been with DLJ since 1996 and had previously worked in the Mergers and Acquisitions group at Paine Webber Inc. in New York. Mr. Flynn also serves on the board of the parent holding company of CCC Information Services and serves on the board of United States Infrastructure Corp., Tank Holdings Corp. and Del Taco Holdings, Inc. Mr. Flynn was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, retail businesses and board practices of other major corporations.

J. Kristofer Galashan has served on our board of directors since August 2007. Mr. Galashan is currently a Principal with LGP, our majority stockholder, and joined the firm in 2002. Prior to joining LGP he had been in the Investment Banking Division of Credit Suisse First Boston (CSFB) in Los Angeles which he joined in 2000 following CSFB's acquisition of Donaldson, Lufkin & Jenrette (DLJ). Mr Galashan had been with DLJ since 1999. Mr. Galashan also serves on the board of the parent holding companies of BJ's Wholesale Club and Tourneau and serves on the board of Union Square Hospitality Group, LLC. Mr. Galashan was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, retail businesses and board practices of other major corporations.

Robert E. Jordan was appointed as a director to the board of directors in October 2013. Mr. Jordan is the Executive Vice President & Chief Commercial Officer of Southwest Airlines and President of AirTran Airways. Mr. Jordan joined Southwest Airlines in 1988 and has served in a number of roles including Executive Vice President Strategy & Planning, Executive Vice President Strategy & Technology, Senior Vice President Enterprise Spend Management, Vice President Technology, Vice President Purchasing, Controller, Director Revenue Accounting, and Manager Sales Accounting. Mr. Jordan has led a number of significant initiatives including the acquisition of AirTran Airways, the development of the new e-commerce platform and the all new loyalty program. Mr. Jordan was selected to our board because he brings financial experience and possesses particular knowledge and experience in strategic planning and leadership of complex organizations.

Danny Meyer was appointed as a director to the board of directors in September 2013. Mr Meyer is the CEO of Union Square Hospitality Group, which includes Union Square Cafe, Gramercy Tavern, Blue Smoke, Jazz Standard, Shake Shack, The Modern, Cafe 2 and Terrace 5, Maialino, Untitled and North End Grill, as well as Union Square Events and Hospitality Quotient. Mr. Meyer co-authored the best-selling Union Square Cafe Cookbook and authored the New York Times bestseller Setting the Table: The Transforming Power of Hospitality in Business. Mr. Meyer is currently a member of the board of directors of OpenTable and Sotheby's, as well as the following not-for-profit organizations: Share Our Strength, City Harvest, Irving Harris Foundation and New Yorkers for Parks. Mr. Meyer is also a board member of Madison Square Park Conservancy, Union Square Partnership and NYC & Co. Mr. Meyer was selected to our board because he possesses particular knowledge and experience in strategic planning and leadership of complex organizations, retail businesses and board practices of other major corporations.

Walter Robb was appointed as a director to the board of directors in September 2013. Mr. Robb serves as Co-CEO of Whole Foods Markets. He joined Whole Foods Market in 1991 operating the Mill Valley, CA store until he became president of the Northern Pacific Region in 1993 where he grew the region from two to 17 stores. He became Executive Vice-President of Operations in 2000, Chief Operating Officer in 2001 and Co-President in 2004. In 2010, Mr. Robb was named Co-CEO along with John Mackey and joined the Whole Foods Market Board of Directors at that time. An avid organic advocate, Mr. Robb is on the Advisory Board for the Organic Center for Education and Promotion. Mr. Robb is also on the Board of Directors of Union Square Hospitality Group, LLC. He is also on the Board of Regents for the University of the Pacific. Mr. Robb is also on the Board of Directors for both the Whole Planet Foundation and the Retail Industry Leaders Association. He serves as Chairman of the Board for the Whole Kids Foundation. Mr. Robb was selected to our board because he brings financial and risk assessment experience as well as his retail, entrepreneurial and management experience.

Rajendra ("Raj") Sisodia was appointed as an independent director to the board of directors in September 2013. Mr. Sisodia is the FW Olin Distinguished Professor of Global Business at Babson College. Previously, Mr. Sisodia taught marketing at Bentley University, George Mason University and Boston University. He has authored and co-authored seven books, including Firms of Endearment and Conscious Capitalism. Mr. Sisodia is Co-Chairman, Trustee and member of the Executive Team of Conscious Capitalism, Inc., a non-profit whose focus is fostering businesses that function in a different way than the norm by valuing the deeper purpose of the organization and creating value for all of stakeholders, and serves on the Board of Directors and Compensation Committee of the Board of Directors of Mastek Ltd. Mr. Sisodia was selected to our board of directors because of the teaching, researching and consulting he has done with businesses during his career as well as the role he has played in developing and refining the principles of Conscious Capitalism.

Jonathan D. Sokoloff has served on our board of directors since August 2007. Mr. Sokoloff is currently a Managing Partner with LGP, our majority stockholder, and joined in 1990. Before joining LGP, he was a Managing Director in Investment Banking at Drexel Burnham Lambert. Mr. Sokoloff also serves on the board of the parent holding companies of BJ's Wholesale Club, Shake Shack, and Jetro Cash & Carry and serves of the board of Union Square Hospitality Group, LLC, Whole Foods Market, Inc., J.Crew Group, Inc., The Sports Authority, Inc., Brickman Group Holdings, Inc., Jo Ann Stores, Inc., The Tire Rack, Inc. and Top Shop/Top Man Limited. He co chairs the Endowment Committee for Private Equity at his alma mater, Williams College. Mr. Sokoloff was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, retail businesses and board practices of other major corporations.

Selection arrangements

Because LGP will continue to control a majority of the voting power of our common stock upon the closing of this offering, we expect that LGP will control the election of our directors. In addition, we understand that, substantially concurrently with the closing of this offering, the affiliates of LGP which own our common stock and the management directors intend to enter into a voting agreement. See "Certain relationships and related party transactions—Voting agreement," for additional information.

Corporate governance

Composition of our board of directors

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications or skills in the following areas are most important: retail merchandising; marketing and advertising; consumer goods; sales and distribution; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; people management; communications and interpersonal skills and board practices of other major corporations. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each board member in the individual biographies above.

Initially, our board of directors will consist of ten directors, including our Chief Executive Officer. Our certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exists any vacancies in previously authorized directorships. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

Our board of directors will be divided into three classes, with each director serving a three-year term, and one class being elected at each year's annual meeting of stockholders. Sharon Tindell, Danny Meyer and Jonathan D. Sokoloff will serve as Class I directors with an initial term expiring in 2014. Melissa Reiff, J. Kristofer Galashan and Raj Sisodia will serve as Class II directors with an initial term expiring in 2015. Kip Tindell, Timothy J. Flynn, Robert E. Jordan and Walter Robb will serve as Class III directors with an initial term expiring in 2016.

With respect to the roles of Chairman of the Board and Chief Executive Officer, our Corporate Governance Guidelines, as will be in effect prior to the closing of this offering, will provide that the roles may be separated or combined, and our board of directors exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. Our board of directors believes that the combination or separation of these positions should continue to be considered as part of our succession planning process. Currently the roles are combined, with Mr. Tindell serving as Chairman and Chief Executive Officer. Our Corporate Governance Guidelines will provide the flexibility for our board of directors to modify our leadership structure in the future as appropriate. We believe that we, like many U.S. companies, are well-served by this flexible leadership structure.

Upon the closing of this offering, certain affiliates of LGP and certain members of management will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" under the New York Stock Exchange corporate governance standards. As a controlled company, exemptions under the standards will mean that we are not required to comply with certain corporate governance requirements, including the following requirements:

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that a majority of our board of directors consists of "independent directors," as defined under the rules of the New York Stock Exchange;

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that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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for an annual performance evaluation of nominating and governance committee and compensation committee.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

Director independence

In October, 2013, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of directors has affirmatively determined that Timothy Flynn, J. Kristofer Galashan, Robert E. Jordan, Danny Meyer, Walter Robb, Rajendra Sisodia and Jonathan Sokoloff are each an "independent director," as defined under the rules of the New York Stock Exchange.

Board committees

Prior to the closing of this offering, our board of directors will establish an audit committee and a new culture and compensation committee, which will replace our current audit and compensation committees, and our board of directors will establish a nominating and corporate governance committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities. The composition, duties and responsibilities of our committees is as set forth below.

Audit committee

The audit committee will be responsible for, among other matters:

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appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

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discussing with our independent registered public accounting firm their independence from management;

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reviewing with our independent registered public accounting firm the scope and results of their audit;

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approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

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reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

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establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the closing of this offering, our audit committee will consist of Timothy J. Flynn, Robert E. Jordan and Raj Sisodia. Rule 10A-3 of the Exchange Act and the New York Stock Exchange rules require us to have one independent audit committee member upon the listing of our common stock on the New York Stock Exchange, a majority of independent directors on our audit committee within 90 days of the date of this prospectus and an audit committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that Robert E. Jordan and Raj Sisodia meet the definition of "independent director" for purposes of serving on an audit committee under Rule 10A-3 and the New York Stock Exchange rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that Robert E. Jordan will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the audit committee, which will be available on our principal corporate website at www.containerstore.com substantially concurrently with the closing of this offering.

Culture and compensation committee

The culture and compensation committee will be responsible for, among other matters:

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reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers;

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appointing and overseeing any compensation consultants; and

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preserving and enhancing our strong culture.

Upon the closing of this offering, our culture and compensation committee will consist of Melissa Reiff, Robert E. Jordan, Danny Meyer, and Jonathan D. Sokoloff. As a controlled company, we will rely upon the exemption from the requirement that we have a compensation committee composed entirely of independent directors. Our board of directors will adopt a new written charter for the culture and compensation committee, which will be available on our principal corporate website at www.containerstore.com substantially concurrently with the closing of this offering.

Nominating and corporate governance committee

The nominating and corporate governance committee will be responsible for, among other matters:

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identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

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developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Upon the closing of this offering, our nominating and corporate governance committee will consist of Sharon Tindell, J. Kristofer Galashan, Walter Robb and Raj Sisodia. As a controlled company, we will rely upon the exemption from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. Our board of directors will adopt a new written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.containerstore.com substantially concurrently with the closing of this offering.

Risk oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Risk considerations in our compensation program

We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.

Director compensation

None of our directors received compensation as a director during fiscal 2012. Our board of directors has adopted a compensation policy that, effective upon the closing of this offering, will be applicable to all of our non-employee directors. Pursuant to this policy, each non-employee director will receive an annual cash retainer of $80,000, payable quarterly. The chairperson of each committee of the board of directors will receive an additional cash retainer of $10,000 per year. There will be no fees paid for board or committee meeting attendance. Each non-employee director will receive an annual grant of stock options under the 2013 Incentive Award Plan (described below) with a Black-Scholes value of $100,000. The first such annual grant will be made in connection with this offering and will have an exercise price equal to the initial public offering price per share. The annual grant made upon this offering will be immediately vested, but all future annual grants will vest ratably in equal annual installments over three years. In addition, in connection with this offering, each non-employee director other than Messrs. Sokoloff, Flynn and Galashan will receive an additional grant of immediately vested stock options under the 2013 Incentive Award Plan with a Black-Scholes value of $100,000 and an exercise price equal to the initial public offering price per share. All directors will receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of our board of directors.

Culture and compensation committee interlocks and insider participation

No interlocking relationships exist between the members of our board of directors or our culture and compensation committee and the board of directors or compensation committee of any other company.

Code of ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our principal corporate website at www.containerstore.com substantially concurrently with to the closing of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive compensation

The discussion below includes a review of our compensation decisions with respect to fiscal 2012 for our "named executive officers," consisting of our principal executive officer and our two other most highly compensated executive officers. Our named executive officers for fiscal 2012 were:

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William A. "Kip" Tindell, III, who serves as Chairman and Chief Executive Officer and is our principal executive officer;

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Sharon Tindell, who serves as Chief Merchandising Officer; and

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Melissa Reiff, who serves as President and Chief Operating Officer.

Fiscal 2012 summary compensation table

The following table shows the compensation earned by our named executive officers during fiscal 2012.

Name and principal position	Fiscal year	Salary	Option awards		Non-equity incentive plan compensation(2)	All other compensation(3)	Total

William A. "Kip" Tindell, III	2012	$675,000	$—		$1,322,000	$4,500	$2,001,500
Chairman and Chief Executive Officer
Sharon Tindell	2012	550,000	—		906,000	4,500	1,460,500
Chief Merchandising Officer
Melissa Reiff	2012	550,000	324,327	(1)	906,000	4,500	1,784,827
President & Chief Operating Officer

(1)   Reflects the aggregate grant date fair value of the stock options granted to Ms. Reiff in fiscal 2012, computed in accordance with FASB ASC 718, "Compensation—Stock Compensation ("ASC 718"). See Note 10—Stock-Based Compensation to our audited consolidated financial statements included in this prospectus for the assumptions used in valuing such stock options.

(2)   The amounts in this column reflect the cash awards paid to the named executive officers in December 2012 and June 2013 under our annual executive bonus program for fiscal 2012 performance described further below.

(3)   This column reflects 401(k) matching contributions made to the named executive officers' accounts by us.

Narrative disclosure to summary compensation table

Elements of compensation

In fiscal 2012, we compensated our named executive officers through a combination of base salary, annual cash incentives, long-term equity incentives in the form of stock options and other benefits as described below.

Base salary

The salaries for fiscal 2012 for our named executive officers were determined pursuant to the terms of an employment agreement we entered into with each of them. The original employment agreements were dated as of August 15, 2007. Each of our named executive officers entered into an amended and restated employment agreement on October 31, 2012, effective as of August 15, 2012, as described below.

Performance-based annual cash incentives

In fiscal 2012, our named executive officers were eligible to receive annual cash bonuses based on percentages of base salary under our Executive Bonus Plan (as defined below). Bonuses were determined using a performance grid based on our Adjusted EBITDA (which is calculated as described further under the heading "Summary Historical and Consolidated Financial and Operating Data"). For fiscal 2012, the minimum level was set at 0% of annual base pay for all three named executives, and the maximum level was set at 277% of annual base pay for Mr. Tindell and 240% of annual base pay for Ms. Tindell and Ms. Reiff. The target level was established at 154% of annual base pay for Mr. Tindell and 130% of annual base pay for Ms. Tindell and Ms. Reiff. The target Adjusted EBITDA level was $82.0 million. Our Adjusted EBITDA was $87.6 million for fiscal 2012, resulting in an award for Mr. Tindell of 196% of his annual base salary and for Ms. Tindell and Ms. Reiff of 165% of their annual base salaries.

With respect to fiscal 2013, the named executive officers continue to participate in our Executive Bonus Plan. Bonuses will be again determined using a performance grid based on Adjusted EBITDA.

Long-term equity incentives

We maintain an equity incentive plan, the 2012 Stock Option Plan of TCS Holdings, Inc. (the "2012 Stock Option Plan"), which provides certain of our employees, including the named executive officers, the opportunity to participate in the equity appreciation of our business. Participants in the 2012 Stock Option Plan receive options to purchase shares of our common stock. On June 20, 2012, we granted stock options to purchase 6,415 shares of our common stock to Ms. Reiff, which, like the stock options granted under the 2012 Stock Option Plan to our other employees, vest in equal installments over five years from the date of grant. Neither of the other named executive officers has been granted stock options under the 2012 Stock Option Plan in light of their existing ownership of our common and preferred stock. The stock options granted under the 2012 Stock Option Plan will remain outstanding following the closing of this offering and will become fully vested as of such closing.

Our named executive officers also purchased certain shares of our common and preferred stock at the time of our acquisition by LGP on August 15, 2007 by means of a rollover transaction involving shares of common stock of The Container Store, Inc. previously owned by them at the time of the acquisition transaction. Mr. Tindell acquired 61,280.75 shares of our common stock, 7,252.588 shares of our senior preferred stock and 7,252.588 shares of our junior preferred stock, Ms. Tindell acquired 62,894.54 shares of our common stock, 7,443.579 shares of our senior preferred stock and 7,443.579 shares of our junior preferred stock and Ms. Reiff acquired 9,508.25 shares of our common stock, 1,125.303 shares of our senior preferred stock and 1,125.303 shares of our junior preferred stock.

Offering Grants to Employees under the 2013 Equity Plan

In connection with this offering, we intend to grant stock options to certain of our employees, including the named executive officers, under our new 2013 Incentive Award Plan, described below. We intend to grant to our directors and certain of our employees in connection with this offering, stock options to purchase, at the initial public offering price, an aggregate number of shares equal to the sum of (i) 2,500,000 and (ii) the number of shares originally reserved for issuance but not subject to outstanding stock options under the 2012 Stock Option Plan (adjusted to give effect to the stock split), which is an aggregate of 119,743 shares (after giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus)). A portion of the stock options described in clause (i) and all of the options described in clause (ii) of the preceding sentence will be immediately vested upon the closing of this offering. The remaining stock options will vest in equal annual installments over seven years. We have not yet determined the allocation of such stock options among the employees. All of the stock options granted to directors will be immediately vested upon the closing of this offering.

Nonqualified deferred compensation plan

Ms. Reiff participates in a nonqualified deferred compensation plan pursuant to which participants may defer up to 50% of their base salaries and up to 100% of their bonuses until termination of employment. All employee contributions and earnings on such amounts are fully vested at all times. We may also make discretionary contributions to participants' accounts, which vest in equal installments over six years, subject to acceleration upon a change of control. Participants may elect to invest the amounts in the plan in various established funds.

Perquisites and other benefits

We maintain, and the named executive officers participate in, a 401(k) retirement savings plan. Each participant who is a United States employee may contribute to the 401(k) plan, through payroll deductions, up to 80% of his or her salary limited to the maximum allowed by the Internal Revenue Service regulations. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We may also make contributions to the accounts of plan participants.

Our compensation program does not include any other material benefits or perquisites for our named executive officers. Except as set forth above, our named executive officers generally participate in the same programs as our other employees.

Employment agreements

The following is a description of the terms of the employment agreements with each of our named executive officers.

William A. "Kip" Tindell, III

We entered into an amended and restated employment agreement, effective as of August 15, 2012, with Mr. Tindell, which amended and restated Mr. Tindell's prior employment agreement with us. The agreement provides for a five-year initial term followed by successive one-year terms, unless either party provides the other with notice that it does not elect to extend the term at least 90 days prior to the expiration of the then-current term.

The agreement provides for Mr. Tindell's position as our Chief Executive Officer. It provides that, during the five-year period immediately following the expiration of the term, we will use our best efforts to cause Mr. Tindell to be nominated and elected as Chairman of our board of directors unless there is cause to remove him from our board of directors, and that Mr. Tindell will agree to serve as Chairman of our board of directors.

Under the amended 2012 agreement, Mr. Tindell's annual base salary is $675,000. Mr. Tindell's annual salary is subject to annual review by our board of directors. The agreement also provides that Mr. Tindell will receive an annual cash bonus based upon financial and non-financial performance targets established by our board of directors. The agreement provides that, with respect to each fiscal year that ends during the term, commencing with fiscal 2012, Mr. Tindell's target total compensation (i.e., annual base salary plus target annual bonus) will be no less than Mr. Tindell's target compensation for the immediately preceding year. The agreement also provides for Mr. Tindell's participation in our health and welfare benefit plans applicable to senior executives.

Mr. Tindell's employment agreement provides certain severance benefits upon termination by us without cause or by Mr. Tindell for good reason. Cause is generally defined as (a) a material breach by Mr. Tindell of any material provision of his agreement that is not corrected by him within 30 days after receipt of written notice from us specifying such breach, to the extent such breach is capable of cure, (b) Mr. Tindell's conviction of, or entry by him of a guilty or nolo contendere plea to, the commission of a felony or a crime involving moral turpitude, other than vicarious liability or traffic violations, (c) Mr. Tindell's intentional breach of company policies constituting theft or embezzlement from us or any of our customers or suppliers; or (d) Mr. Tindell's gross neglect or intentional misconduct in connection with the performance of any material portion of Mr. Tindell's duties (which, in the case of Mr. Tindell's gross neglect, is not corrected by Mr. Tindell within 30 days after receipt of written notice from us specifying such neglect, to the extent that such neglect is capable of cure). Good reason is generally defined as (i) an adverse change in Mr. Tindell's title or reporting line or material duties, authorities or responsibilities, (ii) the assignment to Mr. Tindell of duties materially inconsistent with his position, (iii) a material breach by us of any material provision of his employment agreement, (iv) a reduction of his annual base salary or benefits or annual bonus opportunity (other than such a reduction that is generally consistent with a general reduction affecting other of our similarly situated executives), (v) failure by us to pay any portion of his annual base salary or bonus, (vi) our requiring him to be headquartered at any office or location more than 50 miles from Coppell, Texas, or (vii) the termination of the employment of either of the other named executive officers, Ms. Tindell or Ms. Reiff, by us without cause or by such executive for good reason, in each case subject to applicable notice and cure provisions. In addition, a termination of employment for any reason during the 30-day period immediately following the six-month anniversary of the occurrence of a change in control (as defined in the agreement) will be deemed a termination for good reason.

If Mr. Tindell's employment is terminated by us without cause or by Mr. Tindell for good reason, other than on account of the employment of one of the other named executive officers terminating, he will receive (a) two times his annual base salary, payable in equal installments over two years on our regular payroll schedule, (b) two times the greater of (i) the annual bonus earned by him for the previous fiscal year and (ii) a prorated amount of the bonus he would have earned for the year of termination had he remained employed throughout the year based on actual performance, (c) continuation of medical and welfare benefits for two years following the termination date, paid for by us, and (d) accelerated vesting of all unvested stock options.

In addition, if Mr. Tindell resigns from his employment due to the termination of the employment of either of the other named executive officers by us without cause or by such executive for good reason, or, on or after August 15, 2016, Mr. Tindell resigns without good reason, then Mr. Tindell will receive (a) one year's annual base salary, payable in equal installments over one year on our regular payroll schedule, (b) an amount equal to the annual bonus he would have earned for the year of termination had he remained employed throughout the year, based on actual performance, (c) an additional prorated amount of such annual bonus, based on the amount of time actually employed in such year, (d) continuation of medical and welfare benefits for one year following the termination date, paid for by us, and (e) accelerated vesting of all unvested stock options.

The employment agreement also provides for certain severance benefits upon death and disability. There are two different types of disability for this purpose. Type I disability means Mr. Tindell's incapacity to perform the essential duties of his position for any six months during any 12-month period due to Mr. Tindell's physical or mental illness. Type II disability means Mr. Tindell's substantial incapacity to perform the essential duties of his position for any three months during any 12-month period due to Mr. Tindell's physical or mental illness. Upon death, all of Mr. Tindell's unvested stock options will immediately vest and we will pay Mr. Tindell's estate a prorated annual bonus based on actual performance. Upon termination for either type of disability, Mr. Tindell will receive the same severance benefits as upon a termination by us without cause or by him for good reason, except that, in the case of a Type II disability, the salary and bonus multiplier will be 1.5 instead of two and the salary will be payable over 18 months instead of two years.

Any severance payment payable to Mr. Tindell pursuant to his employment agreement will be subject to the named executive officer's execution of a release of claims in favor of us.

Mr. Tindell has agreed that, during his employment with us and during the two-year period following the termination date, he will not directly or indirectly work for or engage or invest in any of our competitors or solicit, directly or through any third party, any of our employees or consultants.

Sharon Tindell and Melissa Reiff

Both Ms. Tindell and Ms. Reiff entered into amended and restated employment agreements, effective as of August 15, 2012, which amended and restated their prior employment agreements with us. Under the amended 2012 agreements, Ms. Tindell serves as the Chief Merchandising Officer and Ms. Reiff serves as our President and Chief Operating Officer, and both Ms. Tindell's and Ms. Reiff's annual base salaries are $550,000. Their annual salaries are subject to annual review by our board of directors.

Other than annual base salary and position, all other terms of the employment agreements for Ms. Tindell and Ms. Reiff are identical to those of Mr. Tindell's employment agreement.

Post-IPO 2013 Equity Plan and Executive Bonus Plan

We intend to adopt the 2013 Equity Plan (as defined below) and the Executive Bonus Plan (as defined below) in connection with this offering. For a description of these new compensation plans, see "—Equity Incentive Plans" and "—Executive Bonus Plan" below. The purpose of these new plans will be to allow us to pay annual bonuses (including annual discretionary and performance-based bonuses) to our named executive officers and other senior executives and to make various equity-based compensation awards to our named executive officers and other employees, consultants and directors in a manner that is appropriate for a public company and that is intended to allow us to make awards that are not subject to the federal income tax deduction limitation set forth in Section 162(m) of the Code (as defined in "Material U.S. Federal Income Tax Consequences to Non-U.S. Holders").

Outstanding equity awards at fiscal year-end

The table below sets forth certain information regarding the outstanding equity awards held by our named executive officers as of March 2, 2013, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus).

Name	Grant date	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable(1)	Option exercise price ($)	Option expiration date

William A. "Kip" Tindell, III	—	—	—	$—	—
Sharon Tindell	—	—	—	$—	—
Melissa Reiff	6/20/2012	—	36,657	$17.50	6/20/2022

(1)   Time-based stock options granted on June 22, 2012 under the 2012 Stock Option Plan vest pro rata as follows: 20% on June 20, 2013, 20% on June 20, 2014, 20% on June 20, 2015, 20% on June 20, 2016, and the remaining 20% on June 20, 2017.

Equity incentive plans

2012 Stock Option Plan

We maintain the 2012 Stock Option Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2013 Equity Plan (as described below), no further grants will be made under the 2012 Stock Option Plan but, as described above, existing awards will remain outstanding and will be fully vested.

2013 Equity Plan

Prior to the closing of the offering, we intend to adopt our 2013 Incentive Award Plan (the "2013 Equity Plan"). The principal purpose of the 2013 Equity Plan will be to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2013 Equity Plan will also be designed to permit us to make equity-based awards and cash-based awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The principal anticipated features of the 2013 Equity Plan are summarized below, but remain subject to further change in our discretion.

Share reserve

Under the 2013 Equity Plan, the number of shares of our common stock equal to approximately the sum of (a) 7% of the fully diluted number of shares of our common stock outstanding immediately following this offering, plus (b) the number of shares of our common stock remaining available for issuance under the 2012 Stock Option Plan, adjusted to give effect to the stock split, or a total of 3,607,441 shares, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with, as discussed below, a corresponding stock split ratio of 5.7:1, will initially be reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs (as defined below), restricted stock awards, restricted stock unit awards, deferred stock awards, deferred stock unit awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards. The maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant during any calendar year will be 1,000,000 and the maximum aggregate amount that may be paid in cash to any one person in any calendar year with respect to one or more awards payable in cash will be $5,000,000. Further, the maximum aggregate grant date fair value of awards granted to a non-employee director during any calendar year shall be $500,000.

The following counting provisions will be in effect for the share reserve under the 2013 Equity Plan:

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to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2013 Equity Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2013 Equity Plan, such tendered or withheld shares will not be available for future grants under the 2013 Equity Plan;

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to the extent shares subject to a SAR are not issued in connection with the stock settlement of the SAR on exercise thereof, such shares will not be available for future grants under the 2013 Equity Plan;

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to the extent that shares of our common stock awarded under the 2013 Equity Plan are purchased on the open market with the cash proceeds from the exercise of options, such shares will not be available for future grants under the 2013 Equity Plan;

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the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2013 Equity Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2013 Equity Plan.

Administration

The culture and compensation committee of our board of directors (or another committee or a subcommittee of our board of directors) will administer the 2013 Equity Plan. Except as otherwise determined by our board of directors, the culture and compensation committee will consist of at least two members of our board of directors, each of whom will be intended to qualify as an "outside director," within the meaning of Section 162(m) of the Code, and a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and, to the extent required by applicable law, an "independent director" under the rules of the New York Stock Exchange or other principal securities market on which shares of our common stock are traded. The 2013 Equity Plan will provide that the culture and compensation committee may from time to time delegate its authority to grant awards to a committee consisting of one or more members of our board of directors or one or more of our officers, provided that no officer shall be delegated such authority to grant awards to individuals who are subject to Section 16 of the Exchange Act, covered employees within the meaning of Section 162(m) of the Code, or officers or directors who have been delegated the authority to grant or amend awards under the 2013 Equity Plan.

Subject to the terms and conditions of the 2013 Equity Plan, the administrator will have the authority to select the persons to whom awards are to be made, to determine the type of awards to be granted and the number of shares to be subject to awards and the terms and conditions of awards, to determine when awards can be settled in cash, shares or other awards or whether to cancel, forfeit or surrender awards, to prescribe the form of award agreement, to accelerate vesting or lapse restrictions and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2013 Equity Plan. The administrator will also be authorized to adopt, amend or rescind rules relating to administration of the 2013 Equity Plan. Our full board of directors will administer the 2013 Equity Plan with respect to awards to non-employee directors.

Eligibility

The 2013 Equity Plan will provide that options, SARs, restricted stock and all other stock-based and cash-based awards may be granted to individuals who will then be our officers, employees or consultants or the officers, employees or consultants of certain of our affiliates. The 2013 Equity Plan will further provide that such awards may also be granted to our directors, but that only employees of our company or certain of our subsidiaries may be granted incentive stock options ("ISOs").

Awards

The 2013 Equity Plan will provide that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, deferred stock units, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonqualified stock options ("NQSOs"), will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. The 2013 Equity Plan will provide that NQSOs may be granted for any term specified by the administrator that does not exceed ten years.

•
ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs will have an exercise price of not less than the fair market value of a share of common stock on the date of grant, will only be granted to employees, and will not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2013 Equity Plan will provide that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and that the ISO must not be exercisable after a period of five years measured from the date of grant.

•
Restricted stock will be granted to any eligible individual selected by the administrator and will be made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, will be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. The 2013 Equity Plan will provide that restricted stock generally may not be sold or otherwise transferred until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, will have voting rights and will, to the extent such restricted stock has no performance-based vesting conditions, have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, in the sole discretion of the Administrator, any extraordinary dividends will not be released until restrictions are removed or expire. Recipients of restricted stock with performance-based vesting have the right to receive dividends prior to vesting, but such dividends shall only be paid out to the recipient to the extent that the performance-based vesting conditions are subsequently satisfied and the restricted stock vests.

•
Restricted stock units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The 2013 Equity Plan will provide that, like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•
Deferred stock awards will represent the right to receive shares of our common stock on a future date. The 2013 Equity Plan will provide that deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•
Deferred stock units will be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred stock unit will entitle the holder thereof to receive one share of common stock on the date the deferred stock unit becomes vested or upon a specified settlement date thereafter. The 2013 Equity Plan will provide that, like deferred stock, deferred stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike deferred stock, deferred stock units may provide that shares of stock underlying the deferred stock units will not be issued until a specified date or event following the vesting date. Recipients of deferred stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares underlying the award have been issued to the holder.

•
Stock appreciation rights ("SARs") will be granted in the administrator's discretion in connection with stock options or other awards, or separately. SARs typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2013 Equity Plan will be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2013 Equity Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator. The 2013 Equity Plan provides that SARs may be granted for any term specified by the administrator that does not exceed ten years.

•
Dividend equivalents will represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. The 2013 Equity Plan will provide that dividend equivalents may be settled in cash or shares and at such times as determined by the administrator.

•
Performance awards will be granted by the administrator in its discretion on an individual or group basis. Generally, these awards will be based upon specific performance targets and will be paid in cash or in common stock or in a combination of both. The 2013 Equity Plan will provide that performance awards may include "phantom" stock awards that provide for payments based upon the value of our common stock and that performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•
Stock payments will be authorized by the administrator in its discretion in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in control

In the event of a change in control, each outstanding award (other than awards subject to performance-based vesting) under the 2013 Equity Plan shall continue in effect or be assumed (as such concept is defined in the 2013 Equity Plan) or an equivalent award substituted by a successor corporation or a parent or subsidiary of a successor corporation and each outstanding award subject to performance-based vesting shall be subject to the terms of the applicable award agreement or the administrator's discretion. In the event that the acquirer does not assume or replace granted awards (other than awards subject to performance-based vesting) prior to the consummation of such transaction, causing such awards to terminate under the 2013 Equity Plan upon consummation of the transaction, the administrator may cause any or all of such awards issued under the 2013 Equity Plan to be subject to accelerated vesting such that 100% of such awards will become vested and exercisable (for a period of 15 days from the date the administrator notifies the recipient that the award is fully exercisable) upon the consummation of such change in control and all forfeiture restrictions on any or all of such awards shall lapse. In addition, in the event such awards are assumed or substituted with equivalent awards but the individual's service is subsequently terminated by the successor without cause within a 12 month period following the change in control event, such continued, assumed or substituted awards will become fully vested on an accelerated basis. The 2013 Equity Plan will also provide that the administrator may make appropriate adjustments to awards under the 2013 Equity Plan and will be authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2013 Equity Plan, we anticipate that a change in control will generally be defined as:

•
An event or series of events (other than a public offering) by which a person or group (other than us, any of our subsidiaries, any employee benefit plans of us or our subsidiaries or any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, LGP, William A. "Kip" Tindell, III or Sharon Tindell or any of their respective affiliates and any other person that, prior to such event or series of events, is the "beneficial owner" of more than 50% of the combined voting power of our outstanding voting securities) becomes the "beneficial owner" of more than 50% of the combined voting power of our outstanding voting securities;

•
during any period of two consecutive years, individuals who, at the beginning of such period, constitute our board of directors, together with any new directors (other than directors designated by a person who shall have entered into an agreement with the Company to effect a transaction otherwise described in this definition (other than liquidation or dissolution)) whose election by our board of directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

•
our merger, consolidation, reorganization or other business combination with any other entity, other than a merger, consolidation, reorganization or business combination which would result in our outstanding voting securities immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), or LGP, William A. "Kip" Tindell, III or Sharon Tindell or any of their respective affiliates "beneficially owning," more than 50% of the combined voting power of our outstanding voting securities or the outstanding voting securities of such surviving entity immediately after such merger, consolidation, reorganization or business combination;

•
the sale, exchange, or transfer of all or substantially all of the assets of us and our subsidiaries, other than a sale to an entity, more than 50% of the combined voting power of the voting securities of which are owned by (i) our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale or (ii) LGP, William A. "Kip" Tindell, III or Sharon Tindell or any of their respective affiliates; or

•
stockholder approval of our liquidation or dissolution.

Adjustments of awards

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock other than an equity restructuring that would require adjustments to the 2013 Equity Plan or any awards under the 2013 Equity Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the 2013 Equity Plan will provide that the administrator may make equitable adjustments, if any, to reflect such change with respect to:

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the aggregate number and kind of shares subject to the 2013 Equity Plan, including adjustments to limits on the maximum number of shares that may be issued;

•
the maximum aggregate number of shares that may be granted and the maximum aggregate amount of cash that may be paid in cash to any one person during any calendar year;

•
the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards);

•
the number and kind of shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing non-employee directors under any Non-Employee Director Compensation Policy adopted pursuant to the 2013 Equity Plan; and

•
the grant or exercise price per share of any outstanding awards under the 2013 Equity Plan.

Amendment and termination

The 2013 Equity Plan will provide that our board of directors or the culture and compensation committee, as applicable, may terminate, amend or modify the 2013 Equity Plan at any time and from time to time. However, the 2013 Equity Plan will generally require us to obtain stockholder approval:

•
to increase the limits imposed on the maximum number of shares available under the 2013 Equity Plan (other than in connection with certain corporate events, as described above);

•
to reduce the price per share of any outstanding option or SAR granted under the 2013 Equity Plan; or

•
to cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of a share of our common stock.

Expiration date

The 2013 Equity Plan will expire on, and no option or other award will be granted pursuant to the 2013 Equity Plan after, the tenth anniversary of the effective date of the 2013 Equity Plan. Any award that will be outstanding on the expiration date of the 2013 Equity Plan will remain in force according to the terms of the 2013 Equity Plan and the applicable award agreement.

Securities laws and U.S. federal income taxes

The 2013 Equity Plan will be designed to comply with various securities and U.S. federal tax laws as follows:

Securities laws.    The 2013 Equity Plan will be designed to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2013 Equity Plan will be administered, and options and other equity awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code.    The 2013 Equity Plan and awards granted thereunder will generally be designed to comply with or be exempt from the requirements of Section 409A of the Code and, to the extent that awards under the 2013 Equity Plan will be considered "nonqualified deferred compensation" for purposes of Section 409A of the Code and will be subject to the additional requirements regarding the payment of deferred compensation imposed by Section 409A of the Code, such awards will generally be intended to comply with Section 409A of the Code.

Section 162(m) of the Code.    The 2013 Equity Plan will be designed to provide for awards that are exempt from the requirements of Section 162(m) of the Code, which generally provides that income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any taxable year of the corporation, but provides that the deduction limit will not apply to certain "performance-based compensation" established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the 2013 Equity Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that subsequently become publicly held as a result of an initial public offering, the 2013 Equity Plan will not be subject to Section 162(m) until a specified transition date, which is the earliest of:

•
the material modification of the 2013 Equity Plan;

•
the issuance of all of the shares of our common stock reserved for issuance under the 2013 Equity Plan;

•
the expiration of the 2013 Equity Plan; and

•
the first stockholders meeting at which members of our board of directors are elected during 2017.

After the transition date, rights or awards granted under the 2013 Equity Plan, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which have been disclosed to and approved by our stockholders.

We intend to file a registration statement on Form S-8 under the Securities Act to register the total number of shares of our common stock that may be issued under our 2013 Equity Plan. That registration statement will become effective upon filing, and the shares of our common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions and the lock-up agreements described under "Underwriting."

Equity compensation plan information

The number of shares underlying outstanding stock options, the weighted-average exercise price of such outstanding options and the number of additional shares remaining available for future issuance under our equity plans, as of March 2, 2013, are as follows, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus):

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)

Equity compensation plans approved by the security holders
2012 Stock Option Plan	237,229	$17.50	116,154
Equity compensation plans not approved by security holders	—	—	—
Total	273,229		116,154

Executive Bonus Plan

Prior to the closing of this offering, we intend to adopt, and have our stockholders approve, a Senior Executive Incentive Bonus Plan (the "Executive Bonus Plan"). The Executive Bonus Plan is designed to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of us and our stockholders and to enable us to attract and retain highly qualified executives. The principal anticipated features of the Executive Bonus Plan are summarized below.

The Executive Bonus Plan is an incentive bonus plan under which certain key executives, including our named executive officers, will be eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses will generally be payable under the Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Executive Bonus Plan based upon such other terms and conditions as the culture and compensation committee may in its discretion determine.

We anticipate that the performance goals under the Executive Bonus Plan will relate to one or more financial, operational or other metrics with respect to individual or company performance with respect to us or any of our subsidiaries, including but not limited to the following possible performance goals: net earnings or losses (either before or after one or more of the following: interest, taxes, depreciation and amortization) (including EBITDA and Adjusted EBITDA); gross or net sales or revenue; revenue growth or product revenue growth; net income (either before or after taxes); adjusted net income; operating income (either before or after taxes); operating earnings or profit; pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); cash flow (including, but not limited to, operating cash flow and free cash flow); return on assets or net assets; return on capital; return on stockholders' equity; total stockholder return; return on sales; gross or net profit or operating margin; costs or reduction in costs; funds from operations; expenses; working capital; earnings or loss per share; adjusted earnings per share; price per share of common stock; appreciation in and/or maintenance of the price of our common stock or any other publicly-traded securities; economic value-added models or equivalent metrics; comparisons with various stock market indices; regulatory achievements and compliance; implementation or completion of critical projects; market share; customer satisfaction; customer growth; employee satisfaction; recruiting and maintaining personnel; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and establishing relationships with commercial entities with respect to the marketing, distribution and sale of our products); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of our products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of our equity or debt securities; factoring transactions; sales or licenses of our assets, including our intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; and economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease in the results of a peer group or market performance indicators or indices.

The Executive Bonus Plan will be administered by the culture and compensation committee. The culture and compensation committee will select the participants in the Executive Bonus Plan and any performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant's annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. The Executive Bonus Plan will provide that we may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation. The Executive Bonus Plan will expire on the earlier of:

•
the material modification of the Executive Bonus Plan; and

•
the first stockholders meeting at which members of our board of directors are elected during 2017.

Rule 10b5-1 sales plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our policy on insider trading and communications with the public.

Certain relationships and related party transactions

Distribution

Certain of our related persons that are holders of our preferred stock will participate in the Distribution and, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), will receive the aggregate amount of approximately $183.8 million upon the closing of this offering, as set forth below (in millions):

Green Equity Investors V, L.P. Green Equity Investors Side V, L.P. and TCS Co-Invest, LLC	$168.1
William A. "Kip" Tindell, III	7.2
Sharon Tindell	7.4
Melissa Reiff	1.1
Jodi Taylor	0.1
Per von Mentzer	*

*      Less than $100,000.

Exchange

As required by our existing stockholders agreement, in connection with the closing of this offering, each holder of our preferred stock, which includes, among others, certain affiliates of LGP, Kip Tindell, Sharon Tindell and Melissa Reiff, will exchange each outstanding share of such holder's preferred stock for a number of shares of common stock determined by dividing the liquidation preference amount of such preferred stock on the date of the Distribution, and after giving effect to the reduction resulting from the Distribution, by the initial public offering price of a share of our common stock in this offering. For more information, see "The Exchange."

Certain of our related persons that are holders of our preferred stock will participate in the Exchange and, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), will exchange their shares of our preferred stock for shares of our common stock with an aggregate value of approximately $492.8 million upon the closing of this offering, as set forth below (in millions):

Green Equity Investors V, L.P. Green Equity Investors Side V, L.P. and TCS Co-Invest, LLC	$450.6
William A. "Kip" Tindell, III	19.2
Sharon Tindell	19.7
Melissa Reiff	3.0
Jodi Taylor	0.2
Per von Mentzer	0.1

Management services agreement

In connection with LGP's acquisition of The Container Store, Inc. in 2007, The Container Store, Inc. entered into a management services agreement with LGP, which was amended and restated in 2011, pursuant to which LGP agreed to provide management, consulting and financial planning services on an ongoing basis to The Container Store, Inc. and certain of The Container Store, Inc.'s subsidiaries. The management services agreement provides for the payment to LGP of a $1,000,000 annual fee and reimbursement of reasonable out-of-pocket expenses. The management services agreement has a ten-year term (subject to automatic extension), and will terminate automatically upon the closing of this offering, subject to the survival of certain obligations.

Stockholders agreement

In connection with our acquisition by LGP acquisition of The Container Store, Inc. in 2007, we, certain affiliates of LGP, and all other holders of our common stock and preferred stock, entered into a stockholders agreement. Upon the closing of the offering we will amend and restate our stockholders agreement to eliminate all provisions thereof other than those related to the registration rights, which are described below.

Demand registration rights

At any time beginning six months after this offering, subject to certain restrictions,

•
certain entities affiliated with LGP, and any transferee controlled directly or indirectly by LGP or any of its affiliates, will be able to require us to use our best efforts to register their common stock under the Securities Act at any time;

•
certain employees (including our named executive officers) may require us to use our best efforts to register their common stock under the Securities Act twice prior to the time that we are eligible to register securities on Form S-3 and require us to use our best efforts to register their common stock under the Securities Act twice after we are eligible to register securities on Form S-3; and

•
certain other investors may require us to use our best efforts to register their common stock under the Securities Act.

These demand registration rights are subject to certain exceptions set forth in the stockholders agreement.

Piggyback registration rights

If we propose to register any of our own securities under the Securities Act in a public offering other than an initial public offering, we will be required to provide notice to all holders of our common stock with registration rights under our stockholders agreement relating to the registration and provide them with the right to include their shares in the registration statement. These piggy-back registration rights are subject to certain exceptions set forth in the stockholders agreement.

Expenses of registration

We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of our common stock held by the holders of our common stock with registration rights under our stockholders agreement.

Voting agreement

We understand that, substantially concurrently with the closing of this offering, the affiliates of LGP which own our common stock and the management directors intend to enter into a voting agreement. Pursuant to the terms of this agreement, for so long as such LGP affiliates and the management directors collectively hold at least 40% of our outstanding common stock, or the agreement is otherwise terminated in accordance with its terms, such affiliates of LGP will agree to vote their shares of our common stock in favor of the election of Mr. Tindell, Ms. Tindell and Ms. Reiff to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors and Mr. Tindell, Ms. Tindell and Ms. Reiff will agree to vote their shares of our common stock in favor of the election of the directors affiliated with LGP upon their nomination by the nominating and corporate governance committee of our board of directors.

Loans to certain directors and executive officers

We advanced approximately $279,000 on behalf of Kip Tindell in connection with a book detailing, among other things, our history, the principles upon which we were founded and the impact of Conscious Capitalism®. This amount was repaid in full by Mr. Tindell.

Employment agreements

We have entered into employment agreements with our named executive officers. For more information regarding these agreements, see "Executive compensation—Employment agreements."

Indemnification agreements

Our bylaws, as will be in effect prior to the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the Delaware General Corporation Law, subject to certain exceptions contained in those agreements.

We have also agreed to indemnify Kip Tindell to the fullest extent permitted by our certificate of incorporation and bylaws in connection with a book detailing, among other things, the principles upon which we were founded and our history and the impact of Conscious Capitalism®.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Directed share program

The underwriters have reserved for sale, at the initial public offering price, up to 1,750,000 shares of our common stock being offered for sale to our directors, officers, all TCS employees and certain Elfa employees and other parties related to the Company as part of a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Our policy regarding related party transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on the New York Stock Exchange. Under the new policy:

•
any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•
any employment relationship or transaction involving an executive officer and any related compensation must be approved by the culture and compensation committee of the board of directors or recommended by the culture and compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•
management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent," "outside," or "non-employee" director, as applicable, under the rules and regulations of the SEC, the New York Stock Exchange and the Code.

Principal stockholders

The following table sets forth information, as of October 1, 2013 regarding the beneficial ownership of our common stock immediately prior to the Exchange and after giving effect to the Distribution and the Exchange and this offering, by:

•
each person known by us to beneficially own more than 5% of our common stock;

•
each of our directors;

•
each of our named executive officers; and

•
all of our executive officers and directors as a group.

Each stockholder's percentage ownership before the Distribution and the Exchange is based on 202,182 shares of our senior preferred stock, 202,182 shares of our junior preferred stock, and 2,845,995 shares of our common stock, respectively, outstanding as of October 1, 2013, after giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus). Each stockholder's percentage ownership after this offering is based on 45,983,179 shares of our common stock outstanding immediately after the completion of this offering, after giving effect to the Distribution and the Exchange and an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus) and assuming the offering had been completed on October 1, 2013. The number of shares being offered hereby to the public will remain fixed regardless of the stock split calculation and the Exchange. However, the total number of shares outstanding after this offering, the stock split ratio and the relative percentage ownership of the investors in this offering and our existing stockholders will depend on the public offering price per share of our common stock. See "The exchange."

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of October 1, 2013 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o The Container Store Group, Inc., 500 Freeport Parkway, Coppell, TX 75019. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of senior preferred stock beneficially owned prior to the exchange		Shares of junior preferred stock beneficially owned prior to the exchange		Shares of common stock beneficially owned prior to the exchange		Shares of common stock beneficially owned after the offering
Name of beneficial owner
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

5% Stockholders
Green Equity Investors V, L.P. Green Equity Investors Side V, L.P. and TCS Co-Invest, LLC(1)	169,911	84.0%	169,911	84.0%	1,724,437	60.6%	27,471,547	59.7%
Green Equity Investors V, L.P. Green Equity Investors Side V, L.P. and TCS Co-Invest, LLC(1), and William A. "Kip" Tindell, III, Sharon Tindell and Melissa Reiff, as a group(2)	185,733	91.9%	185,733	91.9%	2,495,675	87.7%	30,640,256	66.6%
Named Executive Officers and Directors
William A. "Kip" Tindell, III(2)	7,253	3.6%	7,253	3.6%	350,176	12.3%	1,449,180	3.2%
Sharon Tindell(2)	7,444	3.7%	7,444	3.7%	359,397	12.6%	1,487,343	3.2%
Melissa Reiff(2)	1,125	*	1,125	*	61,664	2.2%	232,185	*
Jodi Taylor	70	*	70	*	6,994	*	17,602	*
Per von Mentzer	35	*	35	*	4,000	*	9,304	*
Jonathan D. Sokoloff(1)(3)	169,911	84.0%	169,911	84.0%	1,724,437	60.6%	27,471,547	59.7%
Timothy J. Flynn(1)(3)	169,911	84.0%	169,911	84.0%	1,724,437	60.6%	27,471,547	59.7%
J. Kristofer Galashan(1)(3)	169,911	84.0%	169,911	84.0%	1,724,437	60.6%	27,471,547	59.7%
Danny Meyer(4)	—	—	—	—	—	—	—	—
Walter Robb(4)	—	—	—	—	—	—	—	—
Rajendra "Raj" Sisodia(4)	—	—	—	—	—	—	—	—
Robert E. Jordan(4)	—	—	—	—	—	—	—	—
All executive officers and directors as a group (thirteen persons)	185,838	91.9%	185,838	91.9%	2,506,669	88.1%	30,667,161	66.7%

*      Represents beneficial ownership of less than 1%.

(1)   Voting and investment power with respect to the shares of our common stock held by Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P. (collectively, the "Green Funds") and TCS Co-Invest, LLC ("TCS Co") may be deemed to be shared by certain affiliated entities. GEI Capital V, LLC ("GEIC"), is the general partner of the Green Funds. Green V Holdings, LLC ("Holdings") is a limited partner of the Green Funds. LGP is the management company of the Green Funds, the Manager of TCS Co and an affiliate of GEIC and Holdings. LGP Management, Inc. ("LGPM") is the general partner of LGP. Each of the Green Funds, Holdings, LGP, LGPM and TCS Co disclaims such shared beneficial ownership of our common stock, except to the extent of its pecuniary interest therein. Each of Jonathan D. Sokoloff, Timothy J. Flynn and J. Kristofer Galashan may also be deemed to share voting and investment power with respect to such shares due to their respective positions with LGPM, and each of them disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of Messrs. John G. Danhakl, Peter J. Nolan, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, and W. Christian McCollum either directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control LGP. As such, Messrs. Danhakl, Nolan, Sokoloff, Seiffer, Baumer, Flynn, Halper, Purdy, Solomon, and McCollum may be deemed to have shared voting and investment power with respect to all shares beneficially owned by TCS Co. These individuals each disclaim beneficial ownership of the securities held by TCS Co except to the extent of his pecuniary interest therein. Each of the foregoing individual's address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2)   As discussed in "Certain relationships and related party transactions—Voting agreement," we understand that, substantially concurrently with the closing of this offering, the Green Funds and TCS Co, on the one hand, and Kip Tindell, Sharon Tindell and Melissa Reiff, on the other, intend to enter into a voting agreement pursuant to which the Green Funds and TCS Co will agree to vote their shares of our common stock in favor of the election of Mr. Tindell, Ms. Tindell and Ms. Reiff to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors and Mr. Tindell, Ms. Tindell and Ms. Reiff will agree to vote their shares of our common stock in favor of the election of the directors affiliated with LGP upon their nomination by the nominating and corporate governance committee of our board of directors.

(3)   As described in "Management—Director compensation," we anticipate that Messrs. Sokoloff, Flynn and Galashan will each be granted immediately vested stock options with a Black-Scholes value of $100,000 in connection with this offering.

(4)   As described in "Management—Director compensation," we anticipate that Messrs. Meyer, Robb, Sisodia and Jordan will each be granted immediately vested stock options with a Black-Scholes value of $200,000 in connection with this offering.

Description of capital stock

General

Upon the closing of this offering and the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and by-laws that will become effective upon the closing of this offering. We urge you to read our certificate of incorporation and our by-laws. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common stock

Upon the closing of this offering and the effectiveness of our amended and restated certificate of incorporation, the total number of our authorized shares of common stock will be 250,000,000 shares. As of October 1, 2013, before giving effect to the Exchange and an assumed 5.7:1 stock split, we had outstanding 202,182 shares of our senior preferred stock, 202,182 shares of our junior preferred stock and 498,049 shares of our common stock. See "The Exchange." As of October 1, 2013, we had 140 stockholders of record of our senior preferred stock, 140 stockholders of record of our junior preferred stock and 140 stockholders of record of our common stock and, after giving effect to the Exchange and an assumed 5.7:1 stock split, had outstanding options to purchase 233,640 shares of common stock, which options were exercisable at a weighted average exercise price of $17.50 per share. In connection with the Exchange and an assumed 5.7:1 stock split, all of our senior preferred stock and junior preferred stock will be exchanged for 30,637,184 shares of common stock.

After giving effect to this offering (but prior to giving effect to the grant of options in connection with this offering), the Distribution, the Exchange and an assumed 5.7:1 stock split, we will have 45,983,179 shares of common stock outstanding and outstanding options to purchase 233,640 shares of common stock, which options will be exercisable at a weighted average exercise price of $17.50 per share.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Upon the closing of this offering and the effectiveness of our amended and restated certificate of incorporation, the total of our authorized shares of preferred stock will be 5,000,000 shares. Upon the closing of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Authorized but unissued shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Registration rights

Upon the closing of this offering, the holders of 33,483,179 shares of our common stock, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus), or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. See "Certain Relationships and Related Party Transactions—Stockholders Agreement" elsewhere in this prospectus.

Exclusive venue

Our certificate of incorporation, as it will be in effect upon the closing of this offering, will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover effects of provisions of our certificate of incorporation, our by-laws and Delaware law

Our certificate of incorporation and bylaws, as they will be in effect upon completion of this offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified board of directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. In addition, our certificate of incorporation will provide that directors may only be removed from our board of directors with cause. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for advance notification of stockholder meetings, nominations and proposals

Our certificate of incorporation will provide that, upon completion of this offering, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent.

Authorized but unissued shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

In addition, we are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Finally, we understand that, substantially concurrently with the closing of this offering, the affiliates of LGP which own our common stock, and the management directors intend to enter into a voting agreement. Pursuant to the terms of this agreement, for so long as such LGP affiliates and the management directors collectively hold at least 40% of our outstanding common stock, or the agreement is otherwise terminated in accordance with its terms, such affiliates of LGP will agree to vote their shares of our common stock in favor of the election of the management directors to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors and the management directors will agree to vote their shares of our common stock in favor of the election of the directors affiliated with LGP upon their nomination by the nominating and corporate governance committee of our board of directors. Upon the closing of this offering, the parties to this agreement will collectively hold approximately 30,632,924 shares, or 66.6%, of our outstanding common stock. See "Certain relationships and related party transactions—Voting agreement."

Transfer agent and registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

The New York Stock Exchange

We have been approved, subject to official notice of issuance, to list our common stock on the New York Stock Exchange under the symbol "TCS."

Description of indebtedness

The following is a summary of the material terms of our material indebtedness. This summary is qualified in its entirety by reference to the related agreements which are filed as exhibits to the registration statement, of which this prospectus forms a part.

The Container Store, Inc.

Senior Secured Term Loan Facility

On April 6, 2012, The Container Store, Inc. entered into a $275.0 million senior secured term loan facility with JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and Barclays Bank PLC, Morgan Stanley Senior Funding, Inc., and Wells Fargo Bank, N.A., as Co-Documentation Agent. On April 8, 2013, The Container Store, Inc. entered into an amendment to the senior secured term loan that increased the principal thereof from $275.0 million to $362.3 million, which, as amended, we refer to as the "Senior Secured Term Loan Facility." The proceeds of the additional term loans, together with cash on hand, was applied to make a distribution from The Container Store, Inc. to us, its sole stockholder, on April 8, 2013. We then immediately declared a $90.0 million cash dividend to holders of our senior preferred stock which was paid on April 9, 2013.

The Senior Secured Term Loan Facility accrues interest at the rate of LIBOR + 4.25%, subject to a LIBOR floor of 1.25%, and matures on April 6, 2019. The Container Store, Inc. is required to make quarterly principal payments in the amount of $0.9 million prior to the maturity date of the Senior Secured Term Loan Facility.

The Senior Secured Term Loan Facility is secured by (a) a first-priority security interest in substantially all of our assets (excluding stock in foreign subsidiaries in excess of 65% and assets of non-guarantors and subject to certain other exceptions) (other than the collateral that secures the Revolving Credit Facility on a first-priority basis) and (b) a second-priority security interest in the assets securing the Revolving Credit Facility on a first-priority basis, as described below. Obligations under the Senior Secured Term Loan Facility are guaranteed by each of The Container Store Group, Inc. and our U.S. subsidiaries. The Secured Term Loan Facility contains a number of covenants that, among other things, restrict our ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve, engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the credit agreement contains certain cross-default provisions. As of August 31, 2013, we are in compliance with all covenants and no event of default (as such term is defined in the Senior Secured Term Loan Facility) had occurred.

Events of default under the Senior Secured Term Loan Facility include, but are not limited to: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants; (iii) certain cross-defaults to other indebtedness; (iv) bankruptcy or insolvency of borrowers, guarantors or subsidiaries; (v) inability of the borrowers, guarantors, or their material subsidiaries to pay debts; (vi) certain monetary judgments against borrowers, guarantors or their material subsidiaries and material non-monetary judgments; (vii) failure of subordination, in each case, subject to certain exceptions and qualifications; and (viii) and any change of control occurrence.

Revolving Credit Facility

On April 6, 2012, The Container Store, Inc. entered into a $75.0 million senior secured asset-based revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and Wells Fargo Bank, N.A., as syndication agent, which we refer to as the "Revolving Credit Facility." Borrowings under the Revolving Credit Facility accrue interest at LIBOR + 1.25% to 1.75%, subject to a grid based on average daily excess availability over the preceding quarter, and the maturity date is April 6, 2017.

The Revolving Credit Facility is available for working capital and other general corporate purposes. The Revolving Credit Facility permits swingline advances to The Container Store, Inc. of up to $7.5 million and the issuance of letters of credit upon our request of up to $20.0 million. The availability of credit at any given time under the Revolving Credit Facility is limited by reference to a borrowing base formula based upon numerous factors, including the value of eligible inventory, eligible accounts receivable, and reserves established by the administrative agent. As a result of the borrowing base formula, the actual borrowing availability under the line of credit could be less than the stated amount of the line of credit (as reduced by the actual borrowings and outstanding letters of credit under the line of credit). As of August 31, 2013 there were no outstanding borrowings under the Revolving Credit Facility, and there was $63.4 million of availability thereunder.

The Revolving Credit Facility is secured by (a) a first-priority security interest in all of our personal property (excluding stock in foreign subsidiaries in excess of 65% and assets of non-guarantors and subject to certain other exceptions), consisting of inventory, accounts receivable, cash, deposit accounts, and other general intangibles, and (b) a second-priority security interest in the collateral that secures the Senior Secured Term Loan Facility on a first-priority basis, as described above. Obligations under the Revolving Credit Facility are guaranteed by each of The Container Store Group, Inc. and The Container Store Group, Inc.'s U.S. subsidiaries.

The Revolving Credit Facility contains a number of covenants that, among other things, restrict our ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve itself, engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the Revolving Credit Facility contains certain cross-default provisions. We are required to maintain a consolidated fixed-charge coverage ratio of 1.0 to 1.0 if excess availability is less than $10 million at any time. As of August 31, 2013, we were in compliance with all covenants and no event of default (as such term is defined in the Revolving Credit Facility) had occurred.

Events of default under the Revolving Credit Facility include, but are not limited to: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants; (iii) certain cross-defaults to indebtedness; (iv) bankruptcy or insolvency of borrowers, guarantors or subsidiaries; (v) inability of the borrowers, guarantors, or their material subsidiaries to pay debts; (vi) certain monetary judgments against borrowers, guarantors or their material subsidiaries and material non-monetary judgments; (vii) failure of subordination, in each case, subject to certain exceptions and qualifications; and (viii) and any change of control occurrence.

Elfa

Senior Secured Credit Facilities

On April 27, 2009, Elfa entered into its senior secured credit facilities with Tjustbygdens Sparbank AB, which we refer to as Sparbank, which consist of a SEK 137,500,000 (approximately $20.7 million as of August 31, 2013) term loan facility, which we refer to as the Elfa Term Loan Facility, and a SEK 175,000,000 (approximately $26.4 million as of August 31, 2013) revolving credit facility, which we refer to as the Elfa Revolving Credit Facility and, together with the Elfa Term Loan Facility, the Elfa Senior Secured Credit Facilities. On January 27, 2012, Sparbank transferred all of its commitments, rights and obligations under the Elfa Senior Secured Credit Facilities to Swedbank AB. Borrowings under the Elfa Senior Secured Credit Facilities accrue interest at a rate of STIBOR+1.775%. The Elfa Term Loan Facility matures on August 30, 2014 and the Elfa Revolving Credit Facility matures on August 30, 2014, subject to automatic annual renewal as long as certain conditions are satisfied. Elfa is required to make quarterly principal repayments under the Elfa Term Loan Facility of SEK 6,250,000 (approximately $0.9 million as of August 31, 2013) through maturity.

The Elfa Senior Secured Credit Facilities are secured by first priority security interests in substantially all of Elfa's assets.

The Elfa Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict Elfa's ability, subject to specified exceptions, to incur additional liens, sell or dispose of assets, pay dividends, merge with other companies, engage in businesses that are not in a related line of business and make guarantees. In addition, Elfa is required to maintain (i) a consolidated equity ratio (calculated as Elfa's consolidated total shareholders' equity divided by its consolidated total assets) of not less than 35% and (ii) a consolidated ratio of net debt to EBITDA (as defined in the Elfa Senior Secured Credit Facilities) not greater than 4.0, each tested as of the end of each quarter. As of August 31, 2013 Elfa was in compliance with all covenants and no Event of Default (as defined in the Elfa Senior Secured Credit Facilities) had occurred.

Events of default under the Elfa Senior Secured Credit Facilities include, but are not limited to: (i) nonpayment of any amount due under the credit agreement; (ii) failure to perform or observe covenants; (iii) nonpayment of any other amount owed to the lender; (iv) certain cross-defaults to other indebtedness; (v) bankruptcy or insolvency of Elfa or any of its subsidiaries; (vi) attachment of any assets of Elfa or any of its subsidiaries; and (vii) the occurrence of any other circumstances which give the lender reasonable grounds to assume that Elfa's conditions or ability to perform its obligations under the Elfa Senior Secured Credit Facilities have deteriorated significantly.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have been approved, subject to official notice of issuance, to list our common stock on the New York Stock Exchange, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, and giving effect to the Exchange, assuming that our preferred stock will be exchanged for 30,637,184 shares of common stock assuming an initial public offering price per share of $17.50, the midpoint of the price range set forth on the cover of this prospectus, with a corresponding stock split ratio of 5.7:1 and that the closing occurs on October 1, 2013, we will have outstanding an aggregate of 45,983,179 shares of common stock, assuming the issuance of 12,500,000 shares of common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Upon the closing of this offering, shares held by our affiliates, which consist of 30,653,978 shares of common stock, will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, assuming a stock split of 5.7:1, of the 233,640 shares of our common stock that were subject to stock options outstanding as of October 1, 2013, options to purchase 46,897 shares of common stock were vested as of October 1, 2013 and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Under our 2013 Equity Plan, we intend to grant to our directors and certain of our employees in connection with this offering, stock options to purchase, at the initial public offering price, an aggregate number of shares equal to the sum of (i) 2,500,000 and (ii) the number of shares originally reserved for issuance but not subject to outstanding stock options under the 2012 Stock Option Plan (adjusted to give effect to the stock split), which is an aggregate of 119,743 shares (after giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus)). A portion of the stock options described in clause (i) and all of the options described in clause (ii) of the preceding sentence will be immediately vested upon the closing of this offering. The remaining stock options will vest in equal annual installments over seven years. We have not yet determined the allocation of such stock options among the employees. All of the stock options granted to directors will be immediately vested upon the closing of this offering. The shares issuable under these options not held by our affiliates will be freely tradable without restriction under the Securities Act. See "Executive compensation—Offering grants to employees under the 2013 Equity Plan" for additional information.

Lock-up agreements

We and each of our executive officers and directors and LGP, which, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) with a corresponding stock split ratio of 5.7:1, will collectively hold 66.7% of our outstanding capital stock upon the closing of this offering and after giving effect to the stock split and the Exchange, have agreed that, without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise), any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences associated with ownership of any shares of common stock or such other securities, regardless of whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•
make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

These agreements are subject to certain exceptions, as described in the section of this prospectus entitled "Underwriting."

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately 459,832 shares immediately after this offering, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus); or

•
the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the New York Stock Exchange concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration rights

Upon the closing of this offering, the holders of 33,483,179 shares of our common stock, giving effect to an assumed stock split of 5.7:1, which is the stock split ratio calculated based upon a public offering price of $17.50 per share (the mid-point of the price range set forth on the cover of this prospectus), or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Certain Relationships and Related Transactions—Stockholders Agreement" elsewhere in this prospectus for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Material U.S. federal income tax consequences
to non-U.S. holders

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relevant to a non-U.S. holder's individual circumstances and does not address any tax consequences arising under (i) any state, local or foreign tax laws, (ii) Section 1411 of the Internal Revenue Code of 1986, as amended (the "Code"), which generally imposes a 3.8% tax on net investment income or (iii) any other U.S. federal tax laws, including estate or gift tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service ("IRS") in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•
U.S. expatriates and certain former citizens or long-term residents of the United States;

•
persons subject to the alternative minimum tax;

•
persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies and other financial institutions;

•
real estate investment trusts or regulated investment companies;

•
brokers, dealers or traders in securities;

•
"controlled foreign corporations," "passive foreign investment companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

•
S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•
tax-exempt organizations or governmental organizations;

•
persons deemed to sell our common stock under the constructive sale provisions of the Code;

•
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•
tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership (or owner in such other entity) will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a non-U.S. holder

For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of our common stock that is neither a "United States person" nor a partnership for U.S. federal income tax purposes. A United States person is any of the following:

•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) it has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled "Dividend Policy," we currently do not anticipate paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the heading "—Gain on Sale or Other Disposition of Shares of Our Common Stock" below.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder's conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Gain on sale or other disposition of shares of our common stock

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•
the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•
the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain realized on the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States).

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder's holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Backup withholding and information reporting

A non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act ("FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities.

Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and a recent IRS Notice, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

 Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase of our common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), by plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code and or provisions under any other federal, state, local, non-U.S. or other laws or regulations, and by entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit Plans which are subject to Title I of ERISA or Section 4975 of the Code ("ERISA Plans") from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and/or liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or ownership of our common stock by an ERISA Plan with respect to which we or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption, of which there are many.

Plans which are governmental plans, certain church plans and non-U.S. plans may not be subject to the prohibited transaction provisions of ERISA or the Code but may be subject to similar laws. Fiduciaries of any such Plans should consult with counsel before acquisition or ownership of our common stock.

Because of the foregoing, our common stock should not be purchased by any person investing "plan assets" of any Plan, unless such purchase will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a similar violation of any applicable similar laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering the acquisition or ownership of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such investment and whether an exemption would be applicable to the acquisition or ownership of our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Jefferies LLC are acting as joint book-running managers and representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Jefferies LLC
Guggenheim Securities, LLC
Total	12,500,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Option to purchase additional shares

The underwriters have an option to buy up to 1,875,000 additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Directed share program

At our request, the underwriters have reserved for sale at the initial public offering price up to 1,750,000 shares of our common stock being offered for sale to our directors, officers, all TCS employees and certain Elfa employees and other parties related to the Company. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. Pursuant to the underwriting agreement, the sales will be made by J.P. Morgan Securities LLC through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify J.P. Morgan Securities LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. Shares offered in the directed share program will not be subject to lock-up agreements, with the exception of the shares to be issued to directors, officers, certain employees and certain existing stockholders who are already subject to lock-up agreements, as described below.

Underwriting discounts and expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.0 million. We have agreed to reimburse the underwriters for expenses related to clearing of this offering with the Financial Industry Regulatory Authority, Inc. ("FINRA") in an amount up to $60,000. Such reimbursement is deemed to be underwriting compensation by FINRA.

Lock-up

We have agreed that we will not:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•
enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any such transaction is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our equity incentive plans.

Our directors, executive officers and LGP have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise), any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition;

•
enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with ownership of any shares of common stock or such other securities, regardless of whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•
make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Listing

We have been approved, subject to official notice of issuance, to list our common stock on the New York Stock Exchange under the symbol "TCS."

Price stabilization and short positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of increasing or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

New issue of securities

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects for future earnings and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the EU Prospectus Directive (as defined below) was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•
to any legal entity that is a qualified investor as defined under the EU Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•
in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means European Union Prospectus Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority ("FINMA") as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended ("CISA"), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended ("CISO"), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

J.P. Morgan Securities LLC and/or certain of its affiliates act as Joint Lead Arranger, Joint Bookrunning Manager, Administrative Agent, Collateral Agent and Lender under our Revolving Credit Facility and act as Joint Lead Arranger, Joint Bookrunning Manager, Administrative Agent and Collateral Agent under our Senior Secured Term Loan Facility; Barclays Capital Inc. and/or certain of its affiliates act as Co-Documentation Agent, Joint Lead Arranger and Joint Bookrunning Manager under our Senior Secured Term Loan Facility; and Morgan Stanley & Co. LLC and/or certain of its affiliates act as Co-Documentation Agent, Joint Lead Arranger and Joint Bookrunning Manager under our Senior Secured Term Loan Facility. If the underwriters exercise their option to purchase additional shares, affiliates of J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Guggenheim Securities, LLC may receive a portion of the net proceeds of this offering due to the use of such proceeds to repay borrowings under the Senior Secured Term Loan Facility.

 Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Simpson Thacher & Bartlett LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

Experts

The consolidated financial statements of The Container Store Group, Inc. at March 2, 2013 and February 25, 2012 and for each of the three years in the period ended March 2, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst and Young, LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

The Container Store Group, Inc.
Consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The Container Store Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Container Store Group, Inc. and subsidiaries (the Company) as of February 25, 2012 and March 2, 2013 and the related consolidated statements of operations, shareholders' equity, comprehensive income (loss), and cash flows for each of the three years in the period ended March 2, 2013. Our audits also included the financial statement schedule listed in the index to the consolidated financial statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Container Store Group, Inc. and subsidiaries at February 25, 2012 and March 2, 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 2, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Dallas, Texas
September 30, 2013

The Container Store Group, Inc.
Consolidated balance sheets

(In thousands, except share amounts)	February 25 2012	March 2 2013

Assets
Current assets:
Cash and cash equivalents	$51,163	$25,351
Accounts receivable, net	20,772	25,536
Inventory	70,626	82,443
Prepaid expenses and other current assets	13,876	21,284
Forward contracts	1,656	1,103
Deferred tax assets, net	1,203	1,505

Total current assets	159,296	157,222
Noncurrent assets:
Property and equipment, net	122,563	141,177
Goodwill	202,815	202,815
Trade names	255,876	241,940
Deferred financing costs, net	5,208	8,745
Other assets	920	921

Total noncurrent assets	587,382	595,598

Total assets	$746,678	$752,820

See accompanying notes.

The Container Store Group, Inc.
Consolidated balance sheets (continued)

(In thousands, except share amounts)	February 25 2012	March 2 2013

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$47,207	$54,334
Accrued liabilities	38,738	52,330
Income taxes payable	821	2,650
Revolving lines of credit	11,060	13,482
Current portion of long-term debt	7,605	9,023

Total current liabilities	105,431	131,819
Noncurrent liabilities:
Long-term debt	292,561	276,348
Deferred tax liabilities, net	95,145	87,770
Deferred rent and other long-term liabilities	20,552	23,508

Total noncurrent liabilities	408,258	387,626

Total liabilities	513,689	519,445
Commitments and contingencies (Note 11)
Shareholders' equity:
Common stock, $0.01 par value, 600,000 shares authorized; 500,356 shares issued and 498,566 shares outstanding in 2011; 500,356 shares issued and 498,169 shares outstanding in 2012	5	5
Preferred stock, $0.01 par value, 500,000 shares authorized:
Senior cumulative; 250,000 shares authorized; 202,480 shares issued and 202,266 shares outstanding in 2011; 202,480 shares issued and 202,196 shares outstanding in 2012	2	2
Junior cumulative; 250,000 shares authorized; 202,480 shares issued and 202,266 shares outstanding in 2011; 202,480 shares issued and 202,196 shares outstanding in 2012	2	2
Additional paid-in capital	454,987	455,270
Accumulated other comprehensive income	2,299	2,713
Retained deficit	(223,700)	(223,830)
Treasury stock, 2,218 shares in 2011 and 2,755 shares in 2012	(606)	(787)

Total shareholders' equity	232,989	233,375

Total liabilities and shareholders' equity	$746,678	$752,820

See accompanying notes.

The Container Store Group, Inc.
Consolidated statements of operations

(In thousands, except share and per share amounts)February 26 2011February 25 2012March 2 2013	Fiscal year ended

Net sales	$568,820	$633,619	$706,757
Cost of sales (excluding depreciation and amortization)	235,295	266,355	291,146

Gross profit	333,525	367,264	415,611
Selling, general, and administrative expenses (excluding depreciation and amortization)	269,474	293,665	331,380
Pre-opening costs	1,747	5,203	7,562
Goodwill and trade name impairment	52,388	47,037	15,533
Depreciation and amortization	24,354	27,451	29,550
Restructuring charges	341	133	6,369
Other expenses	—	193	987
Loss on disposal of assets	139	210	88

(Loss) income from operations	(14,918)	(6,628)	24,142
Interest expense	26,006	25,417	21,388
Loss on extinguishment of debt	—	—	7,333

Loss before taxes	(40,924)	(32,045)	(4,579)
Provision (benefit) for income taxes	4,129	(1,374)	(4,449)

Net loss	$(45,053)	$(30,671)	$(130)
Less: Unpaid dividends accumulated to preferred shareholders	(69,723)	(78,575)	(90,349)

Net loss available to common shareholders	$(114,776)	$(109,246)	$(90,479)
Basic and diluted net loss per common share	$(230.05)	$(219.10)	$(181.60)
Shares used in determination of net loss per share:
Basic and diluted	498,905	498,600	498,225
Pro forma basic and diluted net loss per common share (unaudited)			$(0.00)
Pro forma shares used in determination of pro forma basic and diluted net loss per common share (unaudited)			45,984,193

See accompanying notes.

The Container Store Group, Inc.
Consolidated statements of comprehensive income (loss)

	Fiscal year ended
(In thousands)	February 26 2011	February 25 2012	March 2 2013

Net loss	$(45,053)	$(30,671)	$(130)
Unrealized gain (loss) on financial instruments, net of taxes	1,038	(583)	(104)
Pension liability adjustment, net of taxes	(203)	(120)	(298)
Foreign currency translation adjustment	9,321	(3,848)	816

Comprehensive (loss) income	$(34,897)	$(35,222)	$284

See accompanying notes.

The Container Store Group, Inc.
Consolidated statements of shareholders' equity

(In thousands, except share amounts)	Common stock	Senior Preferred Stock	Junior Preferred Stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained deficit	Treasury stock	Total shareholders' equity

Balance at February 27, 2010	$5	$2	$2	$454,987	$(3,306)	$(147,976)	$(413)	$303,301
Net loss	—	—	—	—	—	(45,053)	—	(45,053)
Foreign currency translation adjustment	—	—	—	—	9,321	—	—	9,321
Unrealized gain on financial instruments, net of taxes of $967	—	—	—	—	1,038	—	—	1,038
Pension liability adjustment, net of taxes of $28	—	—	—	—	(203)	—	—	(203)
Purchases of treasury stock	—	—	—	—	—	—	(177)	(177)

Balance at February 26, 2011	5	2	2	454,987	6,850	(193,029)	(590)	268,227
Net loss	—	—	—	—	—	(30,671)	—	(30,671)
Foreign currency translation adjustment	—	—	—	—	(3,848)	—	—	(3,848)
Unrealized loss on financial instruments, net of taxes of $160	—	—	—	—	(583)	—	—	(583)
Pension liability adjustment, net of taxes of $71	—	—	—	—	(120)	—	—	(120)
Purchases of treasury stock	—	—	—	—	—	—	(16)	(16)

Balance at February 25, 2012	5	2	2	454,987	2,299	(223,700)	(606)	232,989
Net loss	—	—	—	—	—	(130)	—	(130)
Stock option expense	—	—	—	283	—	—	—	283
Foreign currency translation adjustment	—	—	—	—	816	—	—	816
Unrealized loss on financial instruments, net of taxes of $265	—	—	—	—	(104)	—	—	(104)
Pension liability adjustment, net of taxes of $95	—	—	—	—	(298)	—	—	(298)
Purchases of treasury stock	—	—	—	—	—	—	(181)	(181)

Balance at March 2, 2013	$5	$2	$2	$455,270	$2,713	$(223,830)	$(787)	$233,375

See accompanying notes.

The Container Store Group, Inc.
Consolidated statements of cash flows

	Fiscal year ended
(In thousands)	February 26 2011	February 25 2012	March 2 2013

Operating activities
Net loss	$(45,053)	$(30,671)	$(130)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	24,354	27,451	29,550
Loss on disposal of property and equipment	139	210	88
Deferred tax expense (benefit)	1,556	(3,396)	(7,906)
Noncash refinancing expense	—	—	4,843
Noncash interest	1,276	1,276	1,462
Goodwill and trade name impairment	52,388	47,037	15,533
Other	593	466	203
Changes in operating assets and liabilities:
Accounts receivable	169	(751)	(4,501)
Inventory	(6,101)	(6,491)	(10,802)
Prepaid expenses and other assets	(149)	547	(6,425)
Taxes receivable	7,862	—	—
Accounts payable and accrued liabilities	6,402	6,024	20,444
Taxes payable	3,049	(1,881)	368
Other noncurrent liabilities	2,279	2,649	2,459

Net cash provided by operating activities	48,764	42,470	45,186
Investing activities
Additions to property and equipment	(18,175)	(41,220)	(48,559)
Acquisition of a business, excluding cash acquired	—	(274)	—
Proceeds from sale of property and equipment	18	24	314

Net cash used in investing activities	(18,157)	(41,470)	(48,245)
Financing activities
Net (payments) borrowings on revolving lines of credit	(812)	6,914	2,108
Borrowings on long-term debt	—	—	275,000
Payments on long-term debt	(6,254)	(6,731)	(289,727)
Payment of debt issuance costs	—	—	(9,842)
Purchase of treasury shares	(177)	(16)	(201)
Reissuance of treasury shares	—	—	20

Net cash (used in) provided by financing activities	(7,243)	167	(22,642)
Effect of exchange rate changes on cash	230	240	(111)

Net increase (decrease) in cash and cash equivalents	23,594	1,407	(25,812)
Cash and cash equivalents at beginning of fiscal year	26,162	49,756	51,163

Cash and cash equivalents at end of fiscal year	$49,756	$51,163	$25,351

Supplemental information
Cash paid during the year for:
Interest	$25,398	$24,163	$17,853

Taxes	$4,351	$3,371	$2,028

See accompanying notes.

The Container Store Group, Inc.
Notes to consolidated financial statements
(In thousands, except share amounts and unless
otherwise stated) March 2, 2013

1.     Nature of business and summary of significant accounting policies

Description of business

The Container Store, Inc. was founded in 1978 in Dallas, Texas, as a retailer with a mission to provide customers with storage and organization solutions through an assortment of innovative products and unparalleled customer service. In 2007, The Container Store, Inc. was sold to The Container Store Group, Inc. (the Company and formerly known as TCS Holdings, Inc.), a holding company, of which a majority stake was purchased by Leonard Green and Partners, L.P., with the remainder held by certain employees of The Container Store, Inc. The Company is headquartered in Coppell, Texas, and operates 58 specialty retail stores in 22 states and the District of Columbia, and a direct retail business through a call center and website, all of which sell storage and organization items as The Container Store®. The Container Store, Inc's wholly owned Swedish subsidiary, Elfa International AB (Elfa), manufactures and sells comprehensive, component-based storage systems, including wire drawer systems, shelving systems, wood décor, and sliding doors. These products provide order and organization in the home and in the workplace environment and are sold exclusively in the United States in The Container Store® retail stores and throughout Continental Europe. The Company also provides in-home installation services for retail customers in geographic areas surrounding its retail store locations through The Container Store Services, LLC, a wholly owned subsidiary of The Container Store, Inc.

During fiscal 2012, Elfa implemented a plan to restructure its business operations to improve efficiency. In conjunction with these efforts, a subsidiary sales office in Germany was sold and a manufacturing facility in Norway was shut down and consolidated into a like facility in Sweden. Additionally, certain head office functions in sales and marketing were relocated from the Västervik, Sweden, manufacturing location to the group headquarters in Malmö, Sweden. In conjunction with these moves, $6,369 of charges were incurred and recorded as restructuring charges during fiscal 2012, $4,489 of which is severance.

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Fiscal year

The Company's fiscal year ends on the Saturday closest to February 28th. Elfa's fiscal year ends on the last day of the calendar month of February. The fiscal years ended February 26, 2011 (2010) and February 25, 2012 (2011) included 52 weeks, whereas the fiscal year ended March 2, 2013 (2012) included 53 weeks.

Management estimates

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Significant accounting judgments and estimates include fair value estimates for indefinite-lived intangible assets, inventory loss reserve, and assessment of valuation allowances on deferred tax assets.

Foreign currency translation

The Company operates foreign subsidiaries in the following countries: Sweden, Norway, Finland, Denmark, Germany, Poland, and France. The functional currency of the Company's foreign operations is the applicable country's currency. All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange. Revenues and expenses of foreign subsidiaries and affiliates are translated at weighted-average rates of exchange for the year. Realized losses of $1,269, realized gains of $66, and realized losses of $55 are included in selling, general, and administrative expenses in the consolidated statements of operations in fiscal 2010, fiscal 2011, and fiscal 2012, respectively. Unrealized gains and losses are reported as cumulative translation adjustments through other comprehensive income (loss).

The functional currency for the Company's wholly owned subsidiary, Elfa, is the Swedish krona. During fiscal 2012, the rate of exchange from Swedish krona to U.S. dollar declined from 6.6 to 6.5. The carrying amount of net assets related to Elfa and subject to currency fluctuation is $159,237 and $142,840 as of February 25, 2012 and March 2, 2013, respectively.

Revenue recognition

Revenue from sales related to retail operations is recognized when the merchandise is delivered to the customer at the point of sale. Revenue from sales that are shipped or delivered directly to customers is recognized upon estimated delivery to the customer and includes applicable shipping or delivery revenue. Revenue from sales that are installed is recognized upon completion of the installation service to the customer and includes applicable installation revenue. Revenue from sales related to manufacturing operations is recorded upon shipment. Sales are recorded net of sales taxes collected from customers. A sales return allowance is recorded for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date. The returns allowance is based on historical return patterns and reduces sales and cost of sales, accordingly. Merchandise exchanges of similar product and price are not considered merchandise returns and, therefore, are excluded when calculating the sales returns allowance.

Gift cards and merchandise credits

Gift cards are sold to customers in retail stores, through the call center and website, and through selected third parties. We issue merchandise credits in our stores and through our call center. Revenue from sales of gift cards and issuances of merchandise credits is recognized when the gift card is redeemed by the customer, or the likelihood of the gift card being redeemed by the customer is remote (gift card breakage). The gift card breakage rate is determined based upon historical redemption patterns. (An estimate of the rate of gift card breakage is applied over the period of estimated performance (48 months as of the end of 2012) and the breakage amounts are included in net sales in the consolidated statement of operations.) The Company recorded $678, $675, and $695 of gift card breakage in fiscal years 2010, 2011, and 2012, respectively.

Cost of sales

Cost of sales related to retail operations includes the purchase cost of inventory sold (net of vendor rebates), in-bound freight, as well as inventory loss reserves. Costs incurred to ship or deliver merchandise to customers, as well as direct installation costs, are also included in cost of sales. Cost of sales from manufacturing operations includes direct costs associated with production, primarily materials and wages.

Leases

Rent expense on operating leases, including rent holidays and scheduled rent increases, is recorded on a straight-line basis over the term of the lease, commencing on the date the Company takes possession of the leased property. Rent expense is recorded in selling, general, and administrative expenses. Pre-opening rent expense is recorded in pre-opening costs in the consolidated income statement. The net excess of rent expense over the actual cash paid has been recorded as deferred rent in the accompanying consolidated balance sheets. Tenant improvement allowances are also included in the accompanying consolidated balance sheets as deferred rent liabilities and are amortized as a reduction of rent expense over the term of the lease from the possession date. Contingent rental payments, typically based on a percentage of sales, are recognized in rent expense when payment of the contingent rent is probable.

Advertising

All advertising costs of the Company are expensed when incurred, except for production costs related to catalogs and direct mailings to customers, which are initially capitalized. Production costs related to catalogs and direct mailings consist primarily of printing and postage and are expensed when mailed to the customer, except for direct mailings related to promotional campaigns, which are expensed over the period during which the promotional sales are expected to occur. All advertising costs are included in selling, general, and administrative expenses.

Catalog and direct mailings costs capitalized at February 25, 2012 and March 2, 2013, amounted to $823 and $628, respectively, and are recorded in prepaid expenses and other current assets on the accompanying consolidated balance sheets. Total advertising expense incurred for fiscal years 2010, 2011, and 2012, was $23,296, $27,091, and $32,655, respectively.

New store pre-opening costs

Non-capital expenditures associated with opening new stores, including rent, marketing expenses, travel and relocation costs, and training costs, are expensed as incurred and are included in pre-opening costs in the consolidated statement of operations.

Management Fee

The Company paid $0, $500, and $1,000 as a management fee to its majority shareholder, Leonard Green and Partners, L.P. in fiscal years 2010, 2011, and 2012, respectively.

Income taxes

We account for deferred income taxes utilizing Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, Income Taxes. ASC 740 requires an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. When a net deferred asset position exists, such as with our TCS segment, a three-year cumulative financial loss before income taxes is indicative that realization of a deferred tax asset is in doubt. As a result, valuation allowances are established against deferred tax assets when it is more-likely-than-not that the realization of those deferred tax assets will not occur. Valuation allowances are released as positive evidence of future taxable income sufficient to realize the underlying deferred tax assets becomes available (e.g., three-year cumulative financial income).

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in the tax rate is recognized through continuing operations in the period that includes the enactment of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

We operate in certain jurisdictions outside the United States. ASC 740-30 provides that the undistributed earnings of a foreign subsidiary be accounted for as a temporary difference under the presumption that all undistributed earnings will be distributed to the parent company as a dividend. Sufficient evidence of the intent to permanently reinvest the earnings in the jurisdiction where earned precludes a company from recording the temporary difference. For purposes of ASC 740-30, we are partially reinvested in Elfa and thus do not record a temporary difference. We are partially reinvested since we have permanently reinvested our past earnings at Elfa; however, we do not assert that all future earnings will be reinvested into Elfa.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and investments with original maturities of three months or less.

Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts of $204 and $266 at February 25, 2012 and March 2, 2013, respectively. An allowance for doubtful accounts is established, if necessary, for estimated losses resulting from the inability of customers to make required payments. Factors such as payment terms, historical loss experience, and economic conditions are generally considered in determining the allowance for doubtful accounts.

Inventories

Inventories at retail stores are comprised of finished goods and are valued at the lower of cost or market, with cost determined on a weighted-average cost method including associated freight costs, and market determined based on the estimated net realizable value. Manufacturing inventories are comprised of raw materials, work in process, and finished goods and are valued on a first-in, first out basis using full absorption accounting which includes material, labor, other variable costs, and other applicable manufacturing overhead. To determine if the value of inventory is recoverable at cost, we consider current and anticipated demand, customer preference and the merchandise age. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory) and estimates of inventory shrinkage. We adjust our inventory for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales prices.

Reserves for shrinkage are estimated and recorded throughout the period as a percentage of cost of sales based on historical shrinkage results and current inventory levels. Actual shrinkage is recorded throughout the year based upon periodic cycle counts. Actual inventory shrinkage can vary from estimates due to factors including the mix of our inventory and execution against loss prevention initiatives in our stores and distribution center.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Significant additions and improvements are capitalized, and expenditures for maintenance and repairs are expensed.

Gains and losses on the disposition of property and equipment are recognized in the period incurred.

Depreciation, including amortization of assets recorded under capital lease obligations, is provided using the straight-line method over the estimated useful lives of depreciable assets as follows:

Buildings	30 years
Furniture, fixtures, and equipment	3 to 10 years
Computer software	2 to 5 years
Leasehold improvements	Shorter of useful life or lease term

Costs of developing or obtaining software for internal use or developing the Company's website, such as external direct costs of materials or services and internal payroll costs related to the software development projects, are capitalized. For the fiscal years ended February 26, 2011, February 25, 2012, and March 2, 2013, the Company capitalized $1,943, $2,597, and $3,252, respectively, and amortized $1,410, $1,743, and $2,210, respectively, of costs in connection with the development of internally used software.

Long-lived assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. If the sum of the estimated undiscounted future cash flows related to the asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value, usually determined by the estimated undiscounted cash flow analysis of the asset.

For our TCS segment, we evaluate long-lived tangible assets at an individual store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at the consolidated level. For our Elfa segment, we evaluate long-lived tangible assets at an individual subsidiary level.

Since there is typically no active market for our long-lived tangible assets, we estimate fair values based on the expected future cash flows. We estimate future cash flows based on store-level historical results, current trends, and operating and cash flow projections. Our estimates are subject to uncertainty and may be affected by a number of factors outside our control, including general economic conditions and the competitive environment. While we believe our estimates and judgments about future cash flows are reasonable, future impairment charges may be required if the expected cash flow estimates, as projected, do not occur or if events change requiring us to revise our estimates.

Foreign currency forward contracts

We account for foreign currency forward contracts in accordance with ASC No. 815, Derivatives and Hedging. We utilize foreign currency forward contracts in Swedish krona to stabilize our retail gross margins and to protect our domestic operations from downward currency exposure by hedging purchases of inventory from Elfa. All currency-related hedge instruments have terms from 1 to 12 months and require us to exchange currencies at agreed-upon rates at settlement. We do not hold or enter into financial instruments for trading or speculative purposes. We record all financial instruments on a gross basis. We account for all foreign currency forward contracts as cash flow hedges, as defined. All financial instruments are recorded on the consolidated balance sheet at fair value. Changes in fair value that are considered to be effective are recorded in other comprehensive income (loss) until the hedged item (inventory) is sold to the customer, at which time the deferred gain or loss is recognized through cost of sales. Any portion of a change in the fair value that is considered to be ineffective is immediately recorded in earnings as cost of sales.

Intangibles

Goodwill

We evaluate goodwill annually to determine whether it is impaired. Goodwill is also tested between annual impairment tests if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is less than its carrying amount. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset. If an impairment indicator exists, we test the intangible asset for recoverability. We have identified two reporting units and we have selected the fourth fiscal quarter to perform our annual goodwill impairment testing.

Prior to testing goodwill for impairment, we perform a qualitative assessment to determine whether it is more likely than not that goodwill is impaired for each reporting unit. If the results of the qualitative assessment indicate that the likelihood of impairment is greater than 50%, then we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

The fair value of each reporting unit is determined by using a discounted cash flow analysis using the income approach. We also use a market approach to compare the estimated fair value to comparable companies. The determination of fair value requires assumptions and estimates of many critical factors, including among others, our nature and our history, financial and economic conditions affecting us, our industry and the general economy, past results, our current operations and future prospects, sales of similar businesses or capital stock of publicly held similar businesses, as well as prices, terms and conditions affecting past sales of similar businesses. Forecasts of future operations are based, in part, on operating results and management's expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material.

Our tests for impairment of goodwill resulted in a determination that the fair value of the Elfa reporting unit was less than the carrying value in fiscal 2010 and fiscal 2011.

Trade names

We annually evaluate whether the trade names continue to have an indefinite life. Trade names are reviewed for impairment annually in the fourth quarter and may be reviewed more frequently if indicators of impairment are present. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator.

The impairment review is performed by comparing the carrying value to the estimated fair value, determined using a discounted cash flow methodology. If the recorded carrying value of the trade name exceeds its estimated fair value, an impairment charge is recorded to write the trade name down to its estimated fair value. Factors used in the valuation of intangible assets with indefinite lives include, but are not limited to, future revenue growth assumptions, estimated market royalty rates that could be derived from the licensing of our trade names to third parties, and a rate used to discount the estimated royalty cash flow projections to their present value (or estimated fair value).

The valuation of trade names requires assumptions and estimates of many critical factors, which are consistent with the factors discussed under "Goodwill" above. Forecasts of future operations are based, in part, on operating results and management's expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material.

Treasury stock

Purchases and sales of treasury stock are recorded at cost.

Fair value of financial instruments

As of March 2, 2013, the Company held certain items that are required to be measured at fair value on a recurring basis. These included cash and cash equivalents, foreign currency forward contracts, and a nonqualified retirement plan. See Note 13 for further information regarding the fair value of financial instruments.

Recent accounting pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to ASC 220, Comprehensive Income. ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other items not reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. These standards, which are prospective, are effective for reporting periods beginning after December 15, 2012, with earlier adoption permitted. The Company does not believe the implementation of this standard will result in a material impact to its financials.

2.     Goodwill and trade names

The Company recorded goodwill impairment charges of $51,971, $31,453, and $0 related to the Elfa reporting unit in fiscal 2010, fiscal 2011, and fiscal 2012, respectively. During fiscal 2010 and fiscal 2011, Elfa experienced a challenging economic climate in Europe, which resulted in Elfa not achieving its sales and profit plans. This decline in profitability, coupled with near-term financial forecasts and the continued European economic downturn, resulted in an estimated fair value that was lower than the carrying value of the reporting unit. The reporting unit's estimated fair value was calculated using an income approach based on the present value of future cash flows of the reporting unit. The allocation of the estimated fair value to the fair value of the reporting unit's assets and liabilities in a hypothetical purchase price allocation resulted in the goodwill impairment charges, which ultimately represented a complete impairment of goodwill for the Elfa reporting unit as of February 25, 2012. The Company did not record a goodwill impairment charge for The Container Store, Inc. reporting unit in fiscal 2010, fiscal 2011, or fiscal 2012.

The Company also recorded trade name impairment charges of $417, $15,584, and $15,533 related to the Elfa reporting unit in fiscal 2010, fiscal 2011, and fiscal 2012, respectively. The fair value of the trade name was calculated using a relief from the royalty discounted cash flow approach. The decline in sales of the Elfa reporting unit, coupled with near-term sales forecasts and an increased weighted-average cost of capital, resulted in an estimated fair value that was lower than the carrying value of the trade name. The projected cash flows were compared to the trade name carrying value, which resulted in the impairment. The Company did not record a trade name impairment charge for The Container Store, Inc. reporting unit in fiscal 2010, fiscal 2011, or fiscal 2012.

The estimated fair values discussed above are computed using estimates as of the measurement date, which is defined as the fiscal month-end of December. The Company makes estimates and assumptions about sales, gross margins, profit margins, and discount rates based on budgets and forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period. There are inherent uncertainties related to these factors and management's judgment in applying these factors. Another estimate using different, but still reasonable, assumptions could produce different results. As there are numerous assumptions and estimations utilized to derive the estimated enterprise fair value of each reporting unit, it is possible that actual results may differ from estimated results requiring future impairment charges.

The changes in the carrying amount of goodwill and trade names were as follows in fiscal 2011 and fiscal 2012:

	Goodwill	Trade names

Balance at February 26, 2011	$227,503	$274,844
Impairment charge	(31,453)	(15,584)
Acquisition of The Container Store Services, LLC	6,200	—
Other acquisition	881	—
Foreign currency translation adjustments	(316)	(3,384)

Balance at February 25, 2012	202,815	255,876
Impairment charge	—	(15,533)
Foreign currency translation adjustments	—	1,597

Balance at March 2, 2013	$202,815	$241,940

3.     Inventory

The components of inventory are summarized below:

	February 25 2012	March 2 2013

Raw materials	$6,173	$5,657
Work in progress	2,055	1,983
Finished goods	62,398	74,803

	$70,626	$82,443

4.    Property and equipment

Property and equipment consist of the following:

February 25 2012March 2 2013

Land and buildings	$ 22,341	$ 30,845
Furniture and fixtures	25,029	29,419
Machinery and equipment	71,491	74,691
Computer software and equipment	18,753	26,097
Leasehold improvements	80,993	98,890
Construction in progress	17,720	16,495

	236,327	276,437
Less accumulated depreciation and amortization	(113,764)	(135,260)

	$122,563	$141,177

Depreciation expense was $24,354, $27,434, and $29,449 in fiscal years 2010, 2011, and 2012, respectively.

5.     Long-term debt and revolving lines of credit

Long-term debt and revolving lines of credit consist of the following:

	February 25 2012	March 2 2013

Secured term loan, U.S. ($125 million)	$115,684	$—
Secured term loan, U.S. ($275 million)	—	272,938
Secured term loan, Sweden	9,492	5,812
Senior subordinated notes	165,549	—
Secured revolving credit, U.S.	—	—
Mortgage and other loans	9,441	6,621

	300,166	285,371
Less current portion	(7,605)	(9,023)

	$292,561	$276,348

Secured revolving credit, Sweden	$11,060	$13,482

Scheduled total revolving lines of credit and debt maturities for the fiscal years subsequent to March 2, 2013, are as follows:

2013	$22,505
2014	6,556
2015	2,990
2016	2,993
2017	3,008
Thereafter	260,801

$298,853

On April 6, 2012, the Company's debt was refinanced, whereby a new $275 million Secured Term Loan was entered into, replacing the previously existing $125 million Secured Term Loan and $150 million Senior Subordinated Notes. The Company recorded expenses of $7,333 in fiscal 2012 associated with this refinancing transaction. This amount consisted of $1,655 million related to an early extinguishment fee on the Senior Subordinated Notes and $4,843 of deferred financing costs where accelerated amortization was required. We also recorded legal fees and other associated costs of $835. See below for more details regarding the new debt instruments.

Secured term loan facility, U.S. ($125 million)

On August 16, 2007, The Container Store, Inc. entered into a $125 million secured term loan facility with JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent; Wachovia Bank, N.A. as Syndication Agent; and GMAC Commercial Finance, LLC and Wells Fargo Bank, N.A. as Co-Documentation Agents. Borrowings under the secured term loan accrued interest at floating rates, at the Company's option, at the base rate (the higher of the federal funds rate plus 0.5% or prime rate) plus a margin of 2.0%, or at LIBOR plus a margin of 3.0% per annum. On April 6, 2012, the outstanding amounts owed of $115,371 were paid in full, and this term loan facility was extinguished.

Senior subordinated notes

On August 16, 2007, the Company entered into a Senior Subordinated Loan Agreement with entities led by TCW/Crescent Mezzanine Partners, L.P., which provided for a senior subordinated term loan of $150 million. Borrowings under the senior subordinated notes accrued interest at 11.0% per annum, payable semiannually in cash, unless the portion eligible for the PIK (paid in kind) option was invoked, whereby the interest rate was 11.5% (6.5% paid in cash and 5.0% paid in kind). On April 6, 2012, the outstanding amounts owed of $165,549 were paid in full and these senior subordinated notes were extinguished.

Secured term loan facility, U.S. ($275 million)

On April 6, 2012, The Container Store, Inc. entered into a $275 million secured term loan facility with JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent, with Barclays Bank PLC, Morgan Stanley Senior Funding, Inc., and Wells Fargo Bank N.A. as Co-Documentation Agents. Borrowings under the secured term loan accrue interest at LIBOR plus 5.0%, subject to a LIBOR floor of 1.25. All obligations under the secured term loan facility are fully, unconditionally, and jointly and severally guaranteed by each of The Container Store Group, Inc. and our domestic subsidiaries. The term loan is secured by (a) a first priority security interest in substantially all of the assets of the Company and (b) a security interest, junior in priority, in the assets securing the asset-based revolving credit facility described below. The Company is required to maintain a senior secured leverage ratio in which senior secured indebtedness, net of unrestricted cash and cash equivalents, is greater than $10 million. Such ratio is tested as of the last day of any fiscal quarter. The current permitted maximum for this ratio is 5.25 to 1.00. Such requirement steps down over time to 3.75 to 1.00. The Company was compliant with this financial covenant at March 2, 2013. Under the term loan, the Company is required to make quarterly principal repayments of $687 through December 31, 2018, with a balloon payment for the remaining balance of $256,438 due on April 6, 2019.

The term loan facility includes restrictions on the ability of the Company's subsidiaries to incur additional liens and indebtedness, make investments and dispositions, pay dividends or make other distributions, make loans, prepay certain indebtedness and enter into sale and lease back transactions, among other restrictions. Under the secured term loan facility, The Container Store, Inc. is permitted to pay dividends to The Container Store Group, Inc. from a portion of net income, so long as The Container Store Inc.'s consolidated net leverage ratio (as defined in the secured term loan facility) does not exceed 2.0 to 1.0, plus an amount up to $10 million during the term of the secured term loan facility, and pursuant to certain other limited exceptions. The restricted net assets of the Company's consolidated subsidiaries was $221,560 as of March 2, 2013.

Secured revolving credit and term loan facilities, Sweden

The secured credit facilities in Sweden include a U.S. dollar equivalent $25 million revolving credit facility and a U.S. dollar equivalent $25 million term loan, which both carry an interest rate of STIBOR plus 1.775%. The revolving credit facility matures on August 30, 2014, and carries an automatic renewal provision as long as certain covenants are met. The term loan matures on August 30, 2014. Under the facilities, Elfa's ability to pay dividends to its parent entity, The Container Store, Inc., is based on its future net income and on historical intercompany practices as between Elfa and The Container Store, Inc. These facilities are secured by the majority of assets of Elfa. The facilities are subject to two financial ratios: (1) consolidated Elfa equity ratio (calculated as total shareholders' equity divided into total assets) must exceed 35% at the end of each calendar month; and (2) consolidated Elfa ratio of net debt to EBITDA may not exceed 4.0 at the end of each calendar month. The Company was compliant with these ratios at March 2, 2013. Under the terms of the term loan facility, quarterly principal repayments of 6,250 Swedish krona (approximately $969 based on 2012 year-end rate of exchange from Swedish krona to U.S. dollar of 6.45) are required through August 2014.

Secured revolving credit, U.S.

On April 6, 2012, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent and Wells Fargo Bank, N.A. as Syndication Agent. The asset-based revolving credit facility provides commitments of up to $75 million for revolving loans and letters of credit. The total amount of availability under the facility is limited to the sum of (a) 90% of eligible credit card receivables and (b) 90% of the appraised value of eligible inventory; minus (c) certain availability reserves and (d) outstanding credit extensions including letters of credit and existing revolving loans. The lenders may, at their sole discretion, increase their commitments by up to $25 million upon such request from the Company.

Borrowings accrue interest, at the Company's option, at the base rate (the higher of the federal funds rate plus 0.5%, prime rate, or the one-month LIBOR rate plus 1%) plus a specified applicable margin per annum subject to a grid based on excess availability or at LIBOR plus a specified applicable margin per annum, also subject to a grid based on excess availability.

All obligations under the revolving credit facility are fully, unconditionally, and jointly and severally guaranteed by each of The Container Store Group, Inc. and our domestic subsidiaries. The revolving credit facility is secured by (a) a perfected first-priority security interest in all personal property of The Container Store, Inc. and the guarantors, consisting of inventory, accounts receivable, cash, deposit accounts, and other general intangibles, and (b) a perfected second-priority security interest in the term loan facility collateral described above. The revolver matures on April 6, 2017, and includes a letter of credit facility sub-limit of $20 million.

The credit facility includes restrictions on the ability of the Company's subsidiaries to incur additional liens and indebtedness, make investments and dispositions, pay dividends or make other distributions, make loans, prepay certain indebtedness and enter into sale and leaseback transactions, among other restrictions. Under the revolving facility, The Container Store, Inc. is permitted to pay dividends to The Container Store Group, Inc. from a portion of net income, so long as The Container Store, Inc.'s fixed charge coverage ratio (as defined in the revolving facility) exceeds 1.25 to 1.0, plus an amount up to $10 million during the term of the revolving facility, and pursuant to certain other limited exceptions. The Company is required to maintain a consolidated fixed-charge coverage ratio of 1.0 to 1.0 if excess availability is less than $10 million at any time. The Company was compliant with this covenant at March 2, 2013.

There was $53,465 available under the credit facility as of March 2, 2013, based on the factors described above. Maximum borrowings, including letters of credit issued under the credit facility during the period ended March 2, 2013, were $17,793.

Deferred financing costs

The Company capitalizes certain costs associated with issuance of various debt instruments. These deferred financing costs are amortized to interest expense on a straight-line method, which is materially consistent with the effective interest method, over the terms of the related debt agreements. The Company capitalized $9,467 of fees associated with the new $275 million Secured Term Loan facility that will be amortized through April 6, 2019, as well as $375 of fees associated with the Secured Revolving facility that will be amortized through April 6, 2017. Amortization expense of deferred financing costs was $1,276 in fiscal 2010 and fiscal 2011, and $1,462 in fiscal 2012. The following is a schedule of amortization expense of deferred financing costs:

2013	$1,479
2014	1,479
2015	1,479
2016	1,479
2017	1,363
Thereafter	1,466

$8,745

Restrictive covenants

The secured term loans and credit facility contain a number of covenants that, among other things, restrict the Company's ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve itself; engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the financing agreements contain certain cross-default provisions. As of March 2, 2013, the Company is in compliance with all covenants and no Event of Default (as such term is defined in the agreements) has occurred.

6.     Income taxes

Components of the (benefit) provision for income taxes are as follows:

	Year ended
	February 26 2011	February 25 2012	March 2 2013

(Loss) income before income taxes:
U.S.	$(46,801)	$(15,484)	$12,374
Foreign	5,877	(16,561)	(16,953)

	$(40,924)	$(32,045)	$(4,579)

Federal income taxes:
Current	$269	$89	$1,630
Deferred	1,220	499	459

	1,489	588	2,089
State income and franchise taxes:
Current	460	672	644
Deferred	256	251	215

	716	923	859
Foreign income taxes:
Current	1,844	1,261	1,183
Deferred	80	(4,146)	(8,580)

	1,924	(2,885)	(7,397)

Total (benefit) provision for income taxes	$4,129	$(1,374)	$(4,449)

The differences between the actual (benefit) provision for income taxes and the amounts computed by applying the statutory federal tax rate to income before taxes are as follows:

	Year ended
	February 26 2011	February 25 2012	March 2 2013

Benefit computed at federal statutory rate	$(14,323)	$(11,216)	$(1,603)
Impairment of nondeductible goodwill	18,190	12,730	—
Permanent differences	33	40	1,387
Change in valuation allowance	(1,532)	(3,493)	(2,569)
State income taxes, net of federal benefit	769	(1,069)	973
Residual effect of intra-period tax allocation	951	115	—
Effect of foreign income taxes	(23)	1,437	1,181
Change in Swedish tax rate	—	—	(2,936)
Economic Zone Credits	—	—	(806)
Change in state deferred tax calculation	240	—	—
Other	(176)	82	(76)

	$4,129	$(1,374)	$(4,449)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of deferred tax assets and liabilities as of February 25, 2012 and March 2, 2013, are as follows:

	February 25 2012	March 2 2013

Deferred tax assets:
Inventory	$1,697	$2,154
Loss and credit carryforwards	8,169	4,133
Pension liability adjustment	224	274
Accrued liabilities	1,295	1,462

Subtotal	11,385	8,023
Valuation allowance	(7,051)	(4,684)

Total deferred tax assets	4,334	3,339
Deferred tax liabilities:
Intangibles	(91,543)	(85,848)
Financial instruments	(650)	(434)
Capital assets	(6,083)	(3,322)

Total deferred tax liabilities	(98,276)	(89,604)

Net deferred tax liabilities	$(93,942)	$(86,265)

A valuation allowance has been established in the Company's domestic operations because as of March 2, 2013, it does not appear more likely than not that deferred tax assets in excess of reversing deferred tax liabilities will be realized.

The Company has foreign tax credits of approximately $1,331 that expire in 2019. While the Company is not currently under IRS audit, tax years ended March 1, 2008, and through the current year remain open.

The Company accounts for the repatriation of foreign earnings in accordance with ASC 740-30. As such, the Company is partially reinvested based on the guidance provided in ASC 740-30. Undistributed earnings of approximately $37 million have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practical because of the complexities associated with its hypothetical calculation.

The Company adopted the provisions of ASC 740 during 2009. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The cumulative effect of adopting ASC 740-10 resulted in no adjustment to the consolidated financial statements. Furthermore, there have been no adjustments to the consolidated financial statements under ASC 740-10 since adoption.

7.     Employee benefit plans

401(k) Plan

All employees of the Company who complete 11 months of service are eligible to participate in the Company's 401(k) Plan. Participants may contribute up to 80% of annual compensation, limited to

$17,000 annually ($22,500 for participants aged 50 years and over) as of January 1, 2012. The Company suspended the 401(k) match program for fiscal 2010 only. In fiscal 2011 and fiscal 2012, the Company matched 50% of employee contributions up to 4% of compensation. The amount charged to expense for the Company's matching contribution was $-0-, $769, and $997 for the fiscal years ended February 26, 2011, February 25, 2012, and March 2, 2013, respectively.

Nonqualified retirement plan

The Company has a nonqualified retirement plan whereby certain employees can elect to defer a portion of their compensation into retirement savings accounts. Under the plan, there is no requirement that the Company match contributions, although the Company may contribute matching payments at its sole discretion. No matching contributions were made to the plan during any of the periods presented. The total fair market value of the plan asset recorded in prepaid and other current assets in fiscal 2011 and fiscal 2012 was $2,133 and $2,569, respectively, and the total fair value of the plan liability recorded in accrued liabilities in fiscal 2011 and fiscal 2012 was $2,139 and $2,582, respectively.

Pension plan

The Company provides pension benefits to the employees of Elfa under collectively bargained pension plans in Sweden, which are recorded in other long-term liabilities. The defined benefit plan provides benefits for participating employees based on years of service and final salary levels at retirement. Certain employees also participate in defined contribution plans for which Company contributions are determined as a percentage of participant compensation. The defined benefit plans are unfunded and approximately 2% of Elfa employees are participants in the defined benefit pension plan.

The following is a reconciliation of the changes in the defined benefit obligations, a statement of funded status, and the related weighted-average assumptions:

	February 25 2012	March 2 2013

Change in benefit obligation:
Projected benefit obligation, beginning of year	$2,958	$3,180
Service cost	55	58
Interest cost	129	121
Benefits paid	(89)	(104)
Actuarial loss	239	381
Exchange rate (gain) loss	(112)	85

Projected benefit obligation, end of year	3,180	3,721
Fair value of plan assets, end of year	—	—

Underfunded status, end of year	$(3,180)	$(3,721)

Discount rate	4.5%	3.9%
Rate of pay increases	3.0%	3.0%

The following table provides the components of net periodic benefit cost for fiscal years 2010, 2011, and 2012:

	Year ended
	February 26 2011	February 25 2012	March 2 2013

Components of net periodic benefit cost:
Defined benefit plans:
Service cost	$48	$55	$58
Interest cost	111	129	121
Amortization of unrecognized net loss	—	3	21

Net periodic benefit cost for defined benefit plan	159	187	200
Defined contribution plans	2,127	2,809	2,834

Total net periodic benefit cost	$2,286	$2,996	$3,034

8.     Stock-based compensation

In fiscal 2012, the Company implemented the 2012 Stock Option Plan of The Container Store Group, Inc. (the Plan). The Plan provides for grants of nonqualified stock options and incentive stock options. 61,842 shares have been reserved for issuance under the Plan. As of March 2, 2013, there were approximately 20,327 shares available for future grant. Awards may be granted under the Plan to employees, consultants, and non-employee Board members of the Company or any parent or subsidiary. All grants of option awards made under the Plan have a maximum term of 10 years. Incentive stock options may be issued to 10% stockholders, however, these awards have a maximum term of five years. The exercise price of these option awards is not less than 100% of the fair market value of our stock on the grant date or not less than 110% of such fair market value for an incentive stock option granted to a 10% stockholder. The fair market value of the company's common stock at the date of the grant was determined by the Company's Board of Directors. The option awards vest ratably and are exercisable over a five year requisite service period.

The following table summarizes the Company's stock option activity during fiscal 2012:

	Shares	Weighted- average exercise price	Weighted- average contractual term remaining

Balance at February 25, 2012:	—	—	—
Granted	41,740	$100.00	—
Exercised	—	—	—
Canceled	(225)	$100.00	—

Balance at March 2, 2013	41,515	$100.00	9.31

The fair value of stock options is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

•
Expected term—The expected term of the options represents the period of time between the grant date of the options and the date the options are either exercised or canceled, including an estimate of options still outstanding.

•
Expected volatility—The expected volatility is based on an average of the historical volatility of comparable public companies for a period approximating the expected term.

•
Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates the expected term.

•
Dividend yield—The dividend yield is based on the anticipated dividend payout over the expected term.

The weighted-average assumptions used in fiscal 2012 were as follows:

Expected term	6.5 years
Expected volatility	51.54%
Risk-free interest rate	1.01%
Dividend yield	0%

During fiscal 2012, the Company recognized total stock-based compensation expense, as a component of selling, general and administrative expenses, of $283. As of March 2, 2013, there was a remaining unamortized expense balance of $1,746 (net of estimated forfeitures), which the Company expects to be recognized on a straight-line basis over an average remaining service period of approximately 4.3 years.

9.     Stockholder's equity

Common stock

On August 16, 2007, the Company issued 500,356 shares of common stock with a par value of $0.01 per share at a price of $100 per share. The holders of common stock are entitled to one vote per common share. The holders have no preemptive or other subscription rights and there are no redemptions or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to rights upon liquidation and dissolution of the Company.

Preferred Stock

On August 16, 2007, the Company issued 202,480 shares each of 12% Senior Cumulative Preferred Stock (Senior) and 12% Junior Cumulative Preferred Stock (Junior), each with a par value of $0.01 per share with a liquidation preference of $1,000 per share as of the date of issuance. The holders of the outstanding series of Senior and Junior Preferred Stock shall be entitled to receive quarterly distributions in the form of cash dividends on each share of Senior and Junior Preferred Stock, at a rate per annum equal to 12% of the liquidation preference. Dividends shall accrue on a daily basis from the preferred stock issue date and are cumulative from such date, regardless of whether the Company has earnings or profits, there are funds legally available for the payment of such dividends, the Company has sufficient cash, or whether dividends are declared. Accumulated unpaid dividends in respect of each dividend period will accrue dividends from the applicable dividend payment date, payable quarterly, at a rate per annum equal to 12% of the amount of such accumulated unpaid dividends. Dividends shall be payable when, as, and if declared by the Board of Directors, quarterly in arrears on each dividend payment date. Dividends payable on shares of the Senior and Junior Preferred Stock for any year shall be computed on the basis of a 360-day year of 12 30-day months. There were $292,497 and $382,847 cumulative preferred share dividends in arrears as of February 25, 2012 and March 2, 2013, respectively. These dividends have not been declared by the Board of Directors and, therefore, have not been accrued on the accompanying consolidated balance sheets. See Note 17 for a discussion of the declaration and payment of a distribution from the Company to holders of Senior Cumulative Preferred Stock in the amount of $90.0 million.

Subject to the priority of any senior securities, upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company, the holders of shares of Senior and Junior Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders: (i) $1,000 per share of Senior Preferred Stock plus (ii) an amount equal to (A) all accumulated and unpaid dividends in respect of the Senior and Junior Preferred Stock, plus (B) dividends accrued on accumulated unpaid dividends plus (C) any accrued dividends for the current dividend period and the amounts described in clauses (i) and (ii) (collectively, the "liquidation preference") before any payment shall be made or any assets distributed to the holders of any junior securities, including the common stock of the Company. Upon the closing of an initial public offering, immediately following the payment of (i) and (ii) above, the Company will exchange each outstanding share of preferred stock by the initial public offering price of a share of the Company's common stock in the offering.

Neither the Senior nor Junior Preferred Stock have voting rights, except: (a) as required by Delaware and other applicable law and (b) that holders of a majority of the outstanding shares of the particular class of Preferred Stock, voting as a separate class, will have the right to approve (i) each issuance by the Company of any (A) securities that rank senior to the particular class of Preferred Stock as to dividends or distributions upon a liquidation, or (B) securities that rank on a parity with the particular class of Preferred Stock as to dividends or distributions upon a liquidation and (ii) any amendment of the Company's articles of incorporation, which (A) adversely affects any of the preferences or powers of the particular class of Preferred Stock or (B) authorizes the issuance of additional shares of the particular class of Preferred Stock.

10.   Leases

The Company conducts all of its U.S. operations from leased facilities that include a corporate headquarters/warehouse facility and 58 store locations. The corporate headquarters/warehouse and stores are under operating leases that will expire over the next 1 to 20 years. The Company also leases computer hardware under operating leases that expire over the next few years. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases.

Most of the operating leases for the stores contain a renewal option at predetermined rental payments for periods of 5 to 20 years. This option enables the Company to retain use of facilities in desirable operating areas. The rental payments under certain store leases are based on a minimum rental plus a percentage of the sales in excess of a stipulated amount. These payments are accounted for as contingent rent and expensed when incurred.

The following is a schedule of future minimum lease payments due under noncancelable operating leases:

2013	$62,521
2014	62,409
2015	61,121
2016	56,379
2017	53,403
Thereafter	174,603

$470,436

Rent expense for fiscal years 2010, 2011, and 2012, was $54,905, $58,190, and $63,899, respectively. Included in rent expense is percentage-of-sales rent expense of $172, $269, and $344 for fiscal years 2010, 2011, and 2012, respectively.

11.   Commitments and contingencies

In connection with insurance policies, the Company has outstanding standby letters of credit totaling $2,793 as of March 2, 2013.

The Company is subject to ordinary litigation and routine reviews by regulatory bodies that are incidental to its business, none of which is expected to have a material adverse effect on the Company's financial condition, results of operations, or cash flows on an individual basis or in the aggregate.

12.   Financial hedge instruments

Foreign currency forward contracts

The Company's international operations and purchases of its significant product lines from foreign suppliers are subject to certain opportunities and risks, including foreign currency fluctuations. The Company utilizes foreign currency forward exchange contracts in Swedish krona to stabilize its retail gross margins and to protect its domestic operations from downward currency exposure by hedging purchases of inventory from its wholly owned subsidiary, Elfa. In fiscal 2011 and fiscal 2012, the Company used forward contracts for 77% and 85% of inventory purchases in Swedish krona each year, respectively. All of the Company's currency-related hedge instruments have terms from 1 to 12 months and require the Company to exchange currencies at agreed-upon rates at settlement. The counterparties to the contracts consist of a limited number of major domestic and international financial institutions. The Company does not hold or enter into financial instruments for trading or speculative purposes. The Company records its financial hedge instruments on a gross basis and generally does not require collateral from these counterparties because it does not expect any losses from credit exposure. The Company does not have any material financial hedge instruments that do not qualify for hedge accounting treatment as of February 25, 2012 and March 2, 2013. The Company records all foreign currency forward contracts on its consolidated balance sheet at fair value. Forward contracts not designated as hedges are adjusted to fair value through income. The Company accounts for its foreign currency hedge instruments as cash flow hedges, as defined. Changes in the fair value of the foreign currency hedge instruments that are considered to be effective, as defined, are recorded in other comprehensive income (loss) until the hedged item (inventory) is sold to the customer, at which time the deferred gain or loss is recognized through cost of sales. Any portion of a change in the foreign currency hedge instrument's fair value that is considered to be ineffective, as defined, or that the Company has elected to exclude from its measurement of effectiveness, is immediately recorded in earnings as cost of sales. The Company recorded the fair value of its unsettled foreign currency forward contracts as cash flow hedges, resulting in a $1,656 and a $1,103 total current asset in the accompanying consolidated balance sheets as of February 25, 2012 and March 2, 2013, respectively.

The change in fair value of the Company's foreign currency forward contracts that qualify as cash flow hedges and included in accumulated other comprehensive income (loss), net of taxes, is presented as follows:

February 25 2012March 2 2013

Balance at beginning of period	$2,577	$1,649
Changes in fair value, net of tax	490	777
Release of residual tax effect in other comprehensive income	115	—
Reclassification to earnings, net of tax	(1,533)	(881)

Balance at end of period	$1,649	$1,545

Of the $1,545 in accumulated other comprehensive gain recorded at March 2, 2013, $440 represents unrealized gains that have been recorded for settled forward contracts related to inventory on hand as of March 2, 2013. The Company expects the unrealized gain of $440, net of taxes, to be reclassified into earnings over the next 12 months as the underlying inventory is sold to the end customer.

13.   Fair value measurements

Under generally accepted accounting principles, the Company is required to a) measure certain assets and liabilities at fair value or b) disclose the fair values of certain assets and liabilities recorded at cost. Accounting standards define fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value is calculated assuming the transaction occurs in the principal or most advantageous market for the asset or liability and includes consideration of non-performance risk and credit risk of both parties. Accounting standards pertaining to fair value establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value. These tiers include:

•
Level 1—Valuation inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•
Level 2—Valuation inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3—Valuation inputs are unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

As of February 25, 2012 and March 2, 2013, the Company held certain items that are required to be measured at fair value on a recurring basis. These included cash and cash equivalents, the nonqualified retirement plan, and foreign currency forward contracts. Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments, all of which have maturities of 90 days or less. The nonqualified retirement plan consists of investments purchased by employee contributions to retirement savings accounts. Foreign currency forward contracts are related to the Company's attempts to hedge foreign currency fluctuation on purchases of inventory in Swedish krona. The Company's foreign currency hedge instruments consist of over-the-counter (OTC) contracts, which are not traded on a public exchange. See Note 12 for further information on the Company's hedging activities.

The fair values of the nonqualified retirement plan and foreign currency forward contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these items as Level 2. The Company also considers counterparty credit risk and its own credit risk in its determination of all estimated fair values. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of contracts it holds.

The following items are measured at fair value on a recurring basis, subject to the disclosure requirements of ASC 820 at February 25, 2012 and March 2, 2013:

DescriptionFebruary 25 2012March 2 2013

Assets
Cash and cash equivalents	Level 1	$51,163	$25,351
Nonqualified retirement plan	Level 2	2,133	2,569
Foreign currency hedge instruments	Level 2	1,656	1,103

Total assets		$54,952	$29,023

Liabilities
Nonqualified retirement plan	Level 2	$2,139	$2,582

Also, as of March 2, 2013, the Company held certain items that are required to be measured at fair value on a nonrecurring basis. These included goodwill and trade names. See Notes 1 and 2 for more information regarding the fair value valuation methodologies of these items. As a result of performing these calculations on an income approach, these values are classified as Level 3 on the fair value hierarchy.

The fair values of long-term debt were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements

(Level 3 valuations). As of February 25, 2012 and March 2, 2013, the carrying values and estimated fair values of the Company's long-term debt, including current maturities, were:

	February 25 2012
	Carrying value	Fair value

Secured term loan, U.S. ($125 million)	$115,684	$125,030
Secured term loan, Sweden	9,492	9,492
Senior subordinated notes	165,549	165,549
Other loans	9,441	9,441

	$300,166	$309,512

	March 2 2013
	Carrying value	Fair value

Secured term loan, U.S. ($275 million)	$272,938	$261,718
Secured term loan, Sweden	5,812	5,864
Other loans	6,621	6,675

	$285,371	$274,257

14.   Segment reporting

The Company's reportable segments were determined on the same basis as how it evaluates the performance internally. The Company's two reportable segments consist of TCS and Elfa. The TCS segment includes the Company's retail stores, website and call center, as well as the installation services business that was acquired in fiscal 2011. These operating segments have been aggregated into a single reportable segment based on the similar customer base that they share, the merchandise offered is largely the same, and also because they are closely integrated logistically and operationally.

The Elfa segment includes the manufacturing business that produces the elfa® brand products that are sold domestically, exclusively through the TCS segment, as well as throughout Europe. The intersegment sales in the Elfa column represent elfa® product sales to the TCS segment. These sales and the related gross margin on product recorded in TCS inventory balances at the end of the period are eliminated for consolidation purposes in the Corporate/Other column. The net sales to external customers in the Elfa column represent sales to customers outside of the United States.

Amounts in the Corporate/Other column include unallocated corporate expenses and assets, intersegment eliminations and other adjustments to segment results necessary for the presentation of consolidated financial results in accordance with generally accepted accounting principles.

In general, the Company uses the same measurements to calculate earnings or loss before income taxes for reportable segments as it does for the consolidated company. However, interest expense related to the domestic secured term loan and revolver and senior subordinated notes is recorded in the Corporate/Other column.

Fiscal year 2010	TCS	Elfa	Corporate/ Other	Total

Net sales to external customers	$472,333	$96,487	$—	$568,820
Intersegment sales	—	35,189	(35,189)	—
Interest expense, net	—	825	25,181	26,006
Earnings (loss) before income taxes(1)	36,571	(46,094)	(31,401)	(40,924)
Capital expenditures(2)	8,001	6,921	3,253	18,175
Depreciation and amortization	14,007	4,686	5,661	24,354
Goodwill	196,615	30,888	—	227,503
Trade names	187,048	87,796	—	274,844
Assets(2)	544,700	208,926	19,677	773,303

Fiscal year 2011	TCS	Elfa	Corporate/ Other	Total

Net sales to external customers	$530,909	$102,710	$—	$633,619
Intersegment sales	—	41,643	(41,643)	—
Interest expense, net	21	1,139	24,257	25,417
Earnings (loss) before income taxes(1)	42,397	(44,035)	(30,407)	(32,045)
Capital expenditures(2)	20,986	14,008	6,226	41,220
Depreciation and amortization	14,979	6,434	6,038	27,451
Goodwill	202,815	—	—	202,815
Trade names	187,048	68,828	—	255,876
Assets(2)	569,849	157,821	19,008	746,678

Fiscal year 2012	TCS	Elfa	Corporate/ Other	Total

Net sales to external customers	$613,252	$93,505	$—	$706,757
Intersegment sales	—	47,606	(47,606)	—
Interest expense, net	116	932	20,340	21,388
Earnings (loss) before income taxes(1)	47,403	(16,953)	(35,029)	(4,579)
Capital expenditures(2)	28,132	7,838	12,589	48,559
Depreciation and amortization	15,971	6,768	6,811	29,550
Goodwill	202,815	—	—	202,815
Trade names	187,048	54,892	—	241,940
Assets(2)	587,212	142,731	22,877	752,820

(1)   The Elfa segment includes impairment charges of $417, $15,584, and $15,533 in fiscal 2010, fiscal 2011, and fiscal 2012, respectively, for trade names, as well as $51,971, $31,453, and $0 in fiscal 2010, fiscal 2011, and fiscal 2012, respectively, for goodwill. The Corporate/Other column includes $7,333 loss on extinguishment of debt in fiscal 2012.

(2)   Tangible assets and trade names in the Elfa column are located outside of the United States. Assets and capital expenditures in Corporate/Other include assets located in the corporate headquarters and distribution center. Assets in Corporate/Other also include deferred tax assets and the fair value of forward contracts.

The following table shows sales by merchandise category as a percentage of total net sales for fiscal years 2010, 2011, and 2012:

	Fiscal year 2010	Fiscal year 2011	Fiscal year 2012

elfa®(1)	37%	36%	33%
Closet, Bath, Travel, Laundry	20%	20%	20%
Storage, Box, Shelving	12%	13%	13%
Kitchen, Food Storage, Trash	12%	12%	13%
Office, Collections, Hooks	9%	9%	10%
Containers, Gift Packaging, Seasonal, Impulse	8%	8%	9%
Services & Other	1%	1%	2%

Total	100%	100%	100%

(1)   Includes Elfa segment sales to external customers

15.   Net income (loss) per common share

Basic net income (loss) per common share is computed as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period. Net income (loss) available to common shareholders is computed as net income (loss) less undeclared, unpaid dividends to preferred shareholders for the period.

The following is a reconciliation of net income (loss) available to common shareholders and the number of shares used in the basic and diluted net loss per share calculations:

	Year ended
(In thousands, except share and per share amounts)	February 26 2011	February 25 2012	March 2 2013

Net loss	$(45,053)	$(30,671)	$(130)
Less: Unpaid dividends accumulated to preferred shareholders	(69,723)	(78,575)	(90,349)

Net loss available to common shareholders	$(114,776)	$(109,246)	$(90,479)
Divided by: Weighted Average Shares	498,905	498,600	498,225

Net loss per share	$(230.05)	$(219.10)	$(181.60)

16.   Pro forma net income (loss) per common share (unaudited)

Holders of the Company's preferred stock are entitled to a preferential payment upon certain distributions by the Company to holders of its capital stock (referred to as the liquidation preference), equal to the purchase price for such share ($1,000.00) plus accrued and unpaid dividends from August 16, 2007, the date of the LGP acquisition, on the outstanding liquidation preference at a rate of 12% per annum, compounded quarterly. Upon the closing of the Company's initial public offering, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), a distribution in the aggregate amount of $199,984, referred to as the "Distribution," will be paid from the net proceeds from the offering as follows: (i) first, on a pro rata basis to the holders of the Company's senior preferred stock, which shall reduce the liquidation preference of each such share of senior preferred stock until such liquidation preference has been reduced to $1,000.00 per share and (ii) second, on a pro rata basis to the holders of the Company's junior preferred stock, which will reduce the liquidation preference of each such share of junior preferred stock. The amount of the net proceeds of the Company's initial public offering, and accordingly the amount of the Distribution, will depend on the initial public offering price per share. The primary purpose of the Distribution is to reduce the liquidation preference of the preferred stock in advance of the Exchange described below.

As required by the Company's existing stockholders agreement, in connection with the closing of the Company's initial public offering, each holder of the Company's preferred stock will exchange such holder's preferred stock for a number of shares of common stock determined by dividing (a) the liquidation preference amount of such preferred stock on the date of the Distribution (and after giving effect to the payment of the Distribution) by (b) with respect to the senior preferred stock, the initial public offering price in the Company's initial public offering, and with respect to the junior preferred stock, the Junior Preferred Stock Exchange Price ("Exchange"). The primary purpose of the Exchange is to retire the preferred stock such that the Company will have only one class of capital stock outstanding—the common stock—following the closing of the offering.

Pro forma basic and diluted net income (loss) per share attributable to common shareholders has been computed to give effect to the pro forma adjustment to reflect the Exchange using the liquidation preference of the shares of the Company's outstanding preferred stock as of October 1, 2013, after giving effect to the Distribution. Additionally, the pro forma basic and diluted net income (loss) per share has been computed to give effect to the consummation of the offering and the stock split of the existing common shares prior to the closing of the offering. The following table sets forth the computation of the Company's unaudited pro forma basic and diluted net income (loss) per share for the fiscal year ended March 2, 2013 (in thousands, except share and per share amounts):

In thousands, except share and per share amounts	Fiscal year ended March 2 2013
Net income (loss) available to common shareholders	$(130)
Divided by:
Weighted average shares of common stock outstanding—basic and diluted	498,225
Pro forma adjustment to reflect the assumed stock split ratio of 5.7:1	2,348,779
Pro forma adjustment to reflect the Exchange	30,637,189
Pro forma adjustment to reflect the offering	12,500,000

Weighted average shares of common stock outstanding used in computing the pro forma net income per share—basic and diluted	45,984,193

Pro forma net income (loss) per share—basic and diluted	$(0.00)

17.   Subsequent events

The Company has evaluated subsequent events through September 30, 2013, which is the date the financial statements were available to be issued.

On April 8, 2013, the Company executed an amendment to the Credit Agreement entered into on April 6, 2012, which provided for a term loan facility in the amount of $275 million. Under this amendment, borrowings under the term loan facility were increased to $362.3 million. Borrowings under the secured term loan accrue interest at a new lower rate of LIBOR plus 4.25%, subject to a LIBOR floor of 1.25%, and the maturity date remains at April 6, 2019. Additionally, the amendment eliminated the senior secured leverage ratio discussed in Note 5.

The additional $90.0 million of funding was used to finance a distribution from The Container Store, Inc. to its sole stockholder, The Container Store Group, Inc. (formerly known as TCS Holdings, Inc.), on April 8, 2013. The Container Store Group, Inc. then immediately declared a cash distribution to holders of the Company's Senior Cumulative Preferred Stock in the amount of $90.0 million, which was paid on April 9, 2013. See Note 9 for details of undeclared distributions on the Senior Cumulative Preferred Stock.

The Company confidentially submitted a Form S-1 registration statement under the Securities Act of 1933 on July 12, 2013 in an initial public offering of shares of its common stock. Upon closing of the offering, the ownership interest of holders of common stock will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book deficit per share of common stock after the offering, after giving effect to the exchange of all outstanding shares of our preferred stock.

Schedule I—Condensed Financial Information of registrant—
The Container Store Group, Inc. (parent company only)
Condensed balance sheets

(in thousands)	February 25 2012	March 2 2013

Assets
Current assets:
Accounts receivable from subsidiaries	$—	$283

Total current assets	—	283
Noncurrent assets:
Investment in subsidiaries	233,595	233,879

Total noncurrent assets	233,595	233,879
Total assets	$233,595	$234,162
Liabilities and shareholder's equity
Current liabilities:
Accounts payable to subsidiaries	$606	$787

Total Current liabilities	606	787
Noncurrent liabilities	—	—
Total liabilities	606	787
Shareholder's equity:
Common stock	5	5
Preferred stock
Senior cumulative	2	2
Junior cumulative	2	2
Additional paid-in capital	454,987	455,270
Retained deficit	(221,401)	(221,117)
Treasury stock	(606)	(787)

Total shareholder's equity	232,989	233,375

Total liabilities and shareholder's equity	$233,595	$234,162

Schedule I—The Container Store Group, Inc.
(parent company only)
Condensed statements of operations

(in thousands)	February 26 2011	February 25 2012	March 2 2013

Net sales	$—	$—	$—
Cost of sales (excluding depreciation)	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses (excluding depreciation)	—	—	—
Pre-opening costs	—	—	—
Goodwill and trade name impairment	—	—	—
Depreciation and amortization	—	—	—
Restructuring charges	—	—	—
Other expenses	—	—	—
Loss on disposal of assets	—	—	—

Income from operations	—	—	—
Interest expense	—	—	—

Income before taxes and equity in net income of subsidiaries	—	—	—
Provision for income taxes	—	—	—

Income before equity in net income of subsidiaries	—	—	—
Net (loss) income of subsidiaries	(45,053)	(30,671)	(130)

Net loss	$(45,053)	$(30,671)	$(130)

Schedule I—The Container Store Group, Inc.
(parent company only)
Condensed statements of comprehensive income (loss)

(in thousands)	February 26 2011	February 25 2012	March 2 2013

Net loss	$(45,053)	$(30,671)	$(130)
Unrealized gain (loss) on financial instruments of subsidiaries, net of taxes	1,038	(583)	(104)
Pension liability adjustment of subsidiaries, net of taxes	(203)	(120)	(298)
Foreign currency translation adjustment of subsidiaries	9,321	(3,848)	816

Comprehensive (loss) income	$(34,897)	$(35,222)	$284

Schedule I—The Container Store Group, Inc.
(parent company only)
Notes to Condensed Financial Statements

Note 1:  Basis of presentation

In the parent-company-only financial statements, The Container Store Group, Inc.'s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements. A condensed statement of cash flows was not presented because The Container Store Group, Inc. had no cash flow activities during fiscal 2010, fiscal 2011, or fiscal 2012.

Note 2:  Guarantees and restrictions

The Container Store Inc., a subsidiary of the Company, has $272,938 of long-term debt outstanding under the secured term loan facility, as of March 2, 2013. Under the terms of the secured term loan facility, The Container Store Group, Inc. and its domestic subsidiaries have guaranteed the payment of all principal and interest. In the event of a default under the debt agreement, The Container Store Group, Inc. and its domestic subsidiaries will be directly liable to the debt holders. The secured term loan facility matures on April 6, 2019. The secured term loan facility also includes restrictions on the ability of The Container Store Group, Inc.'s subsidiaries to incur additional liens and indebtedness, make investments and dispositions, pay dividends or make other distributions, make loans, prepay certain indebtedness and enter into sale and lease back transactions, among other restrictions. Under the secured term loan facility, The Container Store, Inc. is permitted to pay dividends to The Container Store Group, Inc. from a portion of net income, so long as The Container Store, Inc.'s consolidated net leverage ratio (as defined in the secured term loan facility) does not exceed 2.0 to 1.0, plus an amount up to $10 million during the term of the secured term loan facility, and pursuant to certain other limited exceptions.

The Container Store, Inc. also has $53,465 of available credit on an asset-based revolving credit facility that provides commitments of up to $75 million for revolving loans and letters of credit, as of March 2, 2013. The Container Store Group, Inc. and its domestic subsidiaries have guaranteed all obligations under the asset-based revolving credit facility of The Container Store, Inc. In the event of default under the debt agreement, The Container Store Group, Inc. and its domestic subsidiaries will be directly liable to the debt holders. The asset-based revolving credit facility, which matures on April 6, 2017, includes restrictions on the ability of The Container Store Group, Inc.'s subsidiaries to incur additional liens and indebtedness, make investments and dispositions, pay dividends or make other transactions, among other restrictions. Under the revolving facility, The Container Store, Inc. is permitted to pay dividends to The Container Store Group, Inc. from a portion of net income, so long as The Container Store, Inc.'s fixed charge coverage ratio (as defined in the revolving facility) exceeds 1.25 to 1.0, plus an amount up to $10 million during the term of the revolving facility, and pursuant to certain other limited exceptions.

The Container Store Group, Inc.
Consolidated balance sheets (unaudited)

Unaudited Pro Forma
(In thousands, except share amounts)August 25 2012March 2 2013August 31 2013August 31 2013

Assets
Current assets:
Cash and cash equivalents	$ 13,394	$25,351	$12,744	$12,744
Accounts receivable, net	23,490	25,536	25,013	25,013
Inventory	83,161	82,443	91,165	91,165
Prepaid expenses and other current assets	18,678	21,284	23,054	23,054
Forward contracts	1,791	1,103	227	227
Deferred tax assets, net	1,203	1,505	1,505	1,505

Total current assets	141,717	157,222	153,708	153,708
Noncurrent assets:
Property and equipment, net	132,870	141,177	146,372	146,372
Goodwill	202,815	202,815	202,815	202,815
Trade names	255,530	241,940	240,434	240,434
Deferred financing costs, net	9,484	8,745	10,167	10,167
Other assets	859	921	855	855

Total noncurrent assets	601,558	595,598	600,643	600,643

Total assets	$743,275	$752,820	$754,351	$754,351

See accompanying notes.

The Container Store Group, Inc.
Consolidated balance sheets (unaudited) (continued)

Unaudited Pro Forma
(In thousands, except share amounts)	August 25 2012	March 2 2013	August 31 2013	August 31 2013

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$48,174	$54,334	$55,670	$55,670
Accrued liabilities	44,395	52,330	54,916	54,916
Accrued dividends	—	—	—	199,984
Income taxes payable	235	2,650	585	585
Revolving lines of credit	23,845	13,482	21,215	21,215
Current portion of long-term debt	8,931	9,023	9,869	9,869

Total current liabilities	125,580	131,819	142,255	342,239
Noncurrent liabilities:
Long-term debt	280,868	276,348	361,108	361,108
Deferred tax liabilities, net	91,965	87,770	87,159	87,159
Deferred rent and other long-term liabilities	21,881	23,508	24,263	24,263

Total noncurrent liabilities	394,714	387,626	472,530	472,530

Total liabilities	520,294	519,445	614,785	814,769
Commitments and contingencies (Note 7)
Shareholders' equity:
Common stock, $0.01 par value, 600,000 shares authorized; 500,356 shares issued; 498,155, 498,169, and 498,049 shares outstanding as of August 25, 2012, March 2, 2013, and August 31, 2013, respectively, actual; 250,000,000 shares authorized, 33,483,179 shares issued and outstanding, pro forma	5	5	5	335
Preferred stock, $0.01 par value, 500,000 shares authorized:
Senior cumulative; 250,000 shares authorized; 202,480 shares issued; 202,218, 202,196, and 202,182 shares outstanding as of August 25, 2012, March 2, 2013, and August 31, 2013, respectively, actual; no shares authorized, issued or outstanding, pro forma	2	2	2	—
Junior cumulative; 250,000 shares authorized; 202,480 shares issued; 202,218, 202,196, and 202,182 shares outstanding as of August 25, 2012, March 2, 2013, and August 31, 2013, respectively, actual; no shares authorized, issued, or outstanding, pro forma	2	2	2	—
Additional paid-in capital	454,988	455,270	455,484	586,117
Accumulated other comprehensive income (loss)	1,514	2,713	(569)	(569)
Retained deficit	(232,785)	(223,830)	(314,518)	(646,301)
Treasury stock, 2,725, 2,755 , and 2,903 shares as of August 25, 2012, March 2, 2013, and August 31, 2013, respectively, actual; no shares, pro forma	(745)	(787)	(840)	—

Total shareholders' equity	222,981	233,375	139,566	(60,418)

Total liabilities and shareholders' equity	$743,275	$752,820	$754,351	$754,351

See accompanying notes.

The Container Store Group, Inc.
Consolidated statements of operations (unaudited)

	Twenty six weeks ended

(In thousands, except share and per share amounts)	August 25 2012	August 31 2013

Net sales	$314,316	$343,419
Cost of sales (excluding depreciation and amortization)	131,162	142,818

Gross profit	183,154	200,601
Selling, general, and administrative expenses (excluding depreciation and amortization)	155,307	169,287
Pre-opening costs	4,436	3,934
Depreciation and amortization	14,489	15,050
Restructuring charges	2,309	361
Other expenses	482	626
(Gain) loss on disposal of assets	(5)	73

Income from operations	6,136	11,270
Interest expense	10,890	11,074
Loss on extinguishment of debt	7,329	1,101

Income (loss) before taxes	(12,083)	(905)
Provision (benefit) for income taxes	(2,998)	(217)

Net income (loss)	$(9,085)	$(688)
Less: Unpaid dividends accumulated to preferred shareholders	(42,954)	(44,150)

Net loss available to common shareholders	$(52,039)	$(44,838)
Basic and diluted net loss per common share	$(104.43)	$(90.01)
Shares used in determination of net loss per share:
Basic and diluted	498,330	498,144
Pro forma basic and diluted net loss per common share (unaudited)		$(0.01)
Pro forma shares used in determination of pro forma basic and diluted net loss per common share (unaudited)		45,983,729

See accompanying notes.

The Container Store Group, Inc.
Consolidated statements of comprehensive income (loss) (unaudited)

	Twenty six weeks ended

(In thousands)	August 25 2012	August 31 2013

Net income (loss)	$(9,085)	$(688)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(1,184)	(2,195)
Pension liability adjustment	4	34
Unrealized gain (loss) on foreign currency forward contracts	395	(1,121)

Comprehensive income (loss)	$(9,870)	$(3,970)

See accompanying notes.

The Container Store Group, Inc.
Consolidated statements of cash flows (unaudited)

	Twenty six weeks ended
(In thousands)	August 25 2012	August 31 2013

Operating activities
Net loss	$(9,085)	$(688)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	14,489	15,050
(Gain) loss on disposal of property and equipment	(5)	73
Deferred tax (benefit) provision	(3,068)	79
Noncash interest	723	901
Noncash refinancing expense	4,843	723
Changes in operating assets and liabilities:
Accounts receivable	(2,849)	67
Inventory	(12,405)	(9,708)
Prepaid expenses and other assets	(3,767)	(939)
Accounts payable and accrued liabilities	6,876	4,693
Taxes payable	(1,399)	(3,100)
Other noncurrent liabilities	1,352	863

Net cash (used in) provided by operating activities	(4,295)	8,014
Investing activities
Additions to property and equipment	(26,116)	(21,728)
Proceeds from sale of property and equipment	294	389

Net cash used in investing activities	(25,822)	(21,339)
Financing activities
Borrowings on revolving lines of credit	40,173	46,792
Payments on revolving lines of credit	(27,797)	(38,579)
Borrowings on long-term debt	275,000	362,750
Payments on long-term debt	(285,059)	(277,021)
Payment of debt issuance costs	(9,842)	(3,046)
Payment of dividends to preferred shareholders	—	(90,000)
Purchase of treasury shares	(139)	(53)

Net cash (used in) provided by financing activities	(7,664)	843
Effect of exchange rate changes on cash	12	(125)

Net decrease in cash and cash equivalents	(37,769)	(12,607)
Cash and cash equivalents at beginning of fiscal year	51,163	25,351

Cash and cash equivalents at end of fiscal year	$13,394	$12,744

See accompanying notes.

The Container Store Group, Inc.
Notes to consolidated financial statements (unaudited)
(In thousands, except share amounts and unless otherwise stated)
August 31, 2013

1.     Financial statements—basis of presentation

These condensed financial statements include The Container Store Group, Inc. and its wholly owned subsidiaries (the Company). All intercompany transactions and balances have been eliminated in consolidation. The consolidated balance sheets as of August 25, 2012 and August 31, 2013, the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the twenty six weeks then ended, and the consolidated statements of cash flows for the twenty six weeks then ended have been prepared by the Company and are unaudited. In the opinion of management, the interim financial statements reflect all normal recurring adjustments necessary to present fairly the financial position at the balance sheet dates and the results of operations for the periods presented. The consolidated balance sheet as of March 2, 2013 has been derived from the audited consolidated balance sheet for the fiscal year then ended. The interim consolidated financial statements should be read together with the audited consolidated financial statements and related footnote disclosures included elsewhere in this prospectus.

The Company's business is moderately seasonal in nature and, therefore, the results of operations for the twenty six weeks ended August 31, 2013 are not necessarily indicative of the operating results of the full year. Demand is generally the highest in the fourth fiscal quarter due to our Annual elfa® Sale, and lowest in the first fiscal quarter.

The Company's fiscal year ends on the Saturday closest to February 28th. Like many other retailers, a 5-4-4 fiscal calendar is followed. All references to the first half of fiscal year 2012 and the first half of fiscal year 2013 relate to the twenty-six weeks ended August 25, 2012 and August 31, 2013, respectively.

The functional currency of the Company's foreign operations is the applicable country's currency. The functional currency for the Company's wholly owned subsidiary, Elfa, is the Swedish krona. All assets and liabilities of foreign subsidiaries and affiliates are translated at period-end rates of exchange. Revenues and expenses of foreign subsidiaries and affiliates are translated at weighted-average rates of exchange for the period. Realized gains and losses on purchases of inventory are included in cost of sales. All other realized gains and losses are included in selling, general, and administrative expenses in the consolidated statements of operations. Unrealized gains and losses are reported as cumulative translation adjustments through other comprehensive income (loss). The rates of exchange from Swedish krona to U.S. dollar were 6.6, 6.5, and 6.6 as of August 25, 2012, March 2, 2013, and August 31, 2013, respectively. The carrying amount of net assets related to Elfa and subject to currency fluctuation is $159,983, $142,840, and $137,748 as of August 25, 2012, March 2, 2013, and August 31, 2013, respectively.

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2.     Long-term debt and revolving lines of credit

In April 2012, the Company's debt was refinanced, whereby a new $275 million Secured Term Loan was entered into, replacing the previously existing $125 million Secured Term Loan and $150 million Senior Subordinated Notes. The Company recorded expenses of $7,333 in fiscal 2012 associated with this refinancing transaction. This amount consisted of $1,655 million related to an early extinguishment fee on the Senior Subordinated Notes and $4,843 of deferred financing costs where accelerated amortization was required. We also recorded legal fees and other associated costs of $835.

In April 2013, the Company executed an amendment to the Senior Secured Term Loan Facility. Under this amendment, borrowings under the term loan facility were increased to $362.3 million. Borrowings under the amended Senior Secured Term Loan Facility accrue interest at a new lower rate of LIBOR + 4.25%, subject to a LIBOR floor of 1.25% and the maturity date remains as April 6, 2019. Additionally, the amendment eliminated the senior secured leverage ratio requirement. The amendment did not eliminate the restrictions on the ability of the Company's subsidiaries to incur additional liens and indebtedness, make investments and dispositions, pay dividends or make other distributions, make loans, prepay certain indebtedness and enter into sale and lease back transactions. The Company recorded expenses of $1,101 during the year-to-date period ended August 31, 2013 associated with this increase and repricing transaction (all of which was incurred in the first quarter of 2013). The amount consisted of $723 of deferred financing costs where accelerated amortization was required. Legal fees and other associated costs of $378 were also recorded. You may refer to Note 8 in these interim financial statements for a discussion of the $90.0 million dividend payment to senior preferred shareholders. You may refer to Note 5 in the audited consolidated financial statements for more information regarding the Company's indebtedness.

Long-term debt and revolving lines of credit consist of the following:

	August 25 2012	March 2 2013	August 31 2013

Secured term loan, U.S. ($275 million)	$274,312	$272,938	$—
Secured term loan, U.S. ($362 million)	—	—	361,344
Secured term loan, Sweden	7,556	5,812	3,769
Secured revolving credit, U.S.	—	—	—
Mortgage and other loans	7,931	6,621	5,864

	289,799	285,371	370,977
Less current portion	(8,931)	(9,023)	(9,869)

	$280,868	$276,348	$361,108

Secured revolving credit, Sweden	$23,845	$13,482	$21,215

3.     Inventory

The components of inventory are summarized below:

	August 25 2012	March 2 2013	August 31 2013

Raw materials	$5,596	$5,657	$5,064
Work-in-progress	2,185	1,983	2,343
Finished goods	75,380	74,803	83,758

	$83,161	$82,443	$91,165

4.    Net income (loss) per share

Basic net income (loss) per common share is computed as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period. Net income (loss) available to common shareholders is computed as net income (loss) less undeclared, unpaid dividends to preferred shareholders for the period.

The following is a reconciliation of net income (loss) available to common shareholders and the number of shares used in the basic and diluted net loss per share calculations:

	Twenty six weeks ended
In thousands, except share and per share amounts	August 25 2012	August 31 2013

Net income (loss)	$(9,085)	$(688)
Less: Unpaid dividends accumulated to preferred shareholders	(42,954)	(44,150)

Net loss available to common shareholders	$(52,039)	$(44,838)
Divided by: Weighted Average Shares	498,330	498,144

Net loss per share	$(104.43)	$(90.01)

5.     Pension plan

The Company provides pension benefits to the employees of Elfa under collectively bargained pension plans in Sweden, which are recorded in other long-term liabilities. The defined benefit plan provides benefits for participating employees based on years of service and final salary levels at retirement. The defined benefit plans are unfunded and approximately 2% of Elfa employees are participants in the defined benefit pension plan. Certain employees also participate in defined contribution plans for which Company contributions are determined as a percentage of participant compensation. The Company contributed $1,538 and $1,460 for defined contribution plans in the twenty six weeks ended August 25, 2012 and August 31, 2013, respectively.

6.     Income taxes

The Company's effective income tax rate for the first twenty six weeks of fiscal 2012 was 24.8% compared to 24.0% for the first twenty six weeks of fiscal 2013. The effective income tax rates fell below the federal statutory rate primarily due to decreases in the valuation allowance on deferred tax assets, a tax benefit recorded in 2012 related to special economic zone incentives in Poland, and the effects of lower tax rates in foreign jurisdictions in which the Company operates.

7.     Commitments and contingencies

In connection with insurance policies, the Company has outstanding standby letters of credit totaling $3,093 as of August 31, 2013.

The Company is subject to ordinary litigation and routine reviews by regulatory bodies that are incidental to its business, none of which is expected to have a material adverse effect on the Company's financial condition, results of operations, or cash flows on an individual basis or in the aggregate.

8.     Stockholder's equity

Common stock

On August 16, 2007, the Company issued 500,356 shares of common stock with a par value of $0.01 per share at a price of $100 per share. The holders of common stock are entitled to one vote per common share. The holders have no preemptive or other subscription rights and there are no redemptions or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to rights upon liquidation and dissolution of the Company.

Preferred Stock

On August 16, 2007, the Company issued 202,480 shares each of 12% Senior Cumulative Preferred Stock (Senior) and 12% Junior Cumulative Preferred Stock (Junior), each with a par value of $0.01 per share with a liquidation preference of $1,000 per share as of the date of issuance. The holders of the outstanding series of Senior and Junior Preferred Stock shall be entitled to receive quarterly distributions in the form of cash dividends on each share of Senior and Junior Preferred Stock, at a rate per annum equal to 12% of the liquidation preference. Dividends shall accrue on a daily basis from the preferred stock issue date and are cumulative from such date, regardless of whether the Company has earnings or profits, there are funds legally available for the payment of such dividends, the Company has sufficient cash, or whether dividends are declared. Accumulated unpaid dividends in respect of each dividend period will accrue dividends from the applicable dividend payment date, payable quarterly, at a rate per annum equal to 12% of the amount of such accumulated unpaid dividends. Dividends shall be payable when, as, and if declared by the Board of Directors, quarterly in arrears on each dividend payment date. Dividends payable on shares of the Senior and Junior Preferred Stock for any year shall be computed on the basis of a 360-day year of 12 30-day months.

On April 9, 2013, the Company paid a distribution to holders of Senior Cumulative Preferred Stock in the amount of $90.0 million. Refer to Note 2 for a discussion of the Repricing Transaction whereby $90.0 million of additional secured term loans was executed to fund this distribution. There were $335,452, $382,847, and $336,996 cumulative preferred share dividends in arrears as of August 25, 2012, March 2, 2013 and August 31, 2013, respectively. These dividends have not been declared by the Board of Directors and, therefore, have not been accrued on the accompanying consolidated balance sheets.

Subject to the priority of any senior securities, upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company, the holders of shares of Senior and Junior

Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders: (i) $1,000 per share of Senior Preferred Stock and $1,000 per share of Junior Preferred Stock plus (ii) an amount equal to (A) all accumulated and unpaid dividends in respect of the Senior and Junior Preferred Stock, plus (B) dividends accrued on accumulated unpaid dividends plus (C) any accrued dividends for the current dividend period and the amounts described in clauses (i) and (ii) (collectively, the "liquidation preference") before any payment shall be made or any assets distributed to the holders of any junior securities, including the common stock of the Company. Upon the closing of an initial public offering, immediately following the payment of (i)and (ii) above, the Company will exchange each outstanding share of preferred stock by the initial public offering price of a share of the Company's common stock in the offering.

Neither the Senior nor Junior Preferred Stock have voting rights, except: (a) as required by Delaware and other applicable law and (b) that holders of a majority of the outstanding shares of the particular class of Preferred Stock, voting as a separate class, will have the right to approve (i) each issuance by the Company of any (A) securities that rank senior to the particular class of Preferred Stock as to dividends or distributions upon a liquidation, or (B) securities that rank on a parity with the particular class of Preferred Stock as to dividends or distributions upon a liquidation and (ii) any amendment of the Company's articles of incorporation, which (A) adversely affects any of the preferences or powers of the particular class of Preferred Stock or (B) authorizes the issuance of additional shares of the particular class of Preferred Stock.

9.     Accumulated other comprehensive income (loss) (AOCI)

A rollforward of the amounts included in AOCI, net of taxes, is shown below for year-to-date fiscal year 2013:

	Foreign currency forward contracts	Minimum pension liability	Foreign currency translation	Total

Balance at March 2, 2013	$1,545	$(972)	$2,140	$2,713
Other comprehensive income (loss) before reclassifications, net of tax	(657)	34	(2,195)	(2,818)
Amounts reclassified to earnings, net of tax	(464)	—	—	(464)

Balance at August 31, 2013	$424	$(938)	$(55)	$(569)

Amounts reclassified from accumulated other comprehensive income (loss) for the foreign currency forward contracts category are generally included in Cost of Sales in the Company's Consolidated Statements of Operations. For a description of the Company's use of foreign currency forward contracts, refer to Note 10.

10.   Foreign currency forward contracts

The Company's international operations and purchases of its significant product lines from foreign suppliers are subject to certain opportunities and risks, including foreign currency fluctuations. The Company utilizes foreign currency forward exchange contracts in Swedish krona to stabilize its retail gross margins and to protect its domestic operations from downward currency exposure by hedging purchases of inventory from its wholly owned subsidiary, Elfa. In fiscal year 2012, the Company used forward contracts for 85% of inventory purchases in Swedish krona each year, respectively. All of the Company's currency-related hedge instruments have terms from 1 to 12 months and require the Company to exchange currencies at agreed-upon rates at settlement. The counterparties to the contracts consist of a limited number of major domestic and international financial institutions. The Company does not hold or enter into financial instruments for trading or speculative purposes. The Company records its financial hedge instruments on a gross basis and generally does not require collateral from these counterparties because it does not expect any losses from credit exposure. The Company does not have any material financial hedge instruments that do not qualify for hedge accounting treatment as of August 25, 2012, March 2, 2013 and August 31, 2013. The Company records all foreign currency forward contracts on its consolidated balance sheets at fair value. Forward contracts not designated as hedges are adjusted to fair value through income.

The Company accounts for its foreign currency hedge instruments as cash flow hedges, as defined. Changes in the fair value of the foreign currency hedge instruments that are considered to be effective, as defined, are recorded in other comprehensive income (loss) until the hedged item (inventory) is sold to the customer, at which time the deferred gain or loss is recognized through cost of sales. Any portion of a change in the foreign currency hedge instruments' fair value that is considered to be ineffective, as defined, or that the Company has elected to exclude from its measurement of effectiveness, is immediately recorded in earnings as cost of sales. The Company recorded the fair value of its unsettled foreign currency forward contracts as cash flow hedges, resulting in a $1,791, $1,103, and $227 total current asset in the unaudited consolidated balance sheet as of August 25, 2012, March 2, 2013, and August 31, 2013, respectively.

The Company recorded $424 in accumulated other comprehensive gain at August 31, 2013. Of the $424, $179 represents unrealized gains that have been recorded for settled forward contracts related to inventory on hand as of August 31, 2013. The Company expects the unrealized gain of $179, net of taxes, to be reclassified into earnings over the next 12 months as the underlying inventory is sold to the end customer.

11.   Fair value measurements

Under generally accepted accounting principles, the Company is required to a) measure certain assets and liabilities at fair value or b) disclose the fair values of certain assets and liabilities recorded at cost. Accounting standards define fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value is calculated assuming the transaction occurs in the principal or most advantageous market for the asset or liability and includes consideration of non-performance risk and credit risk of both parties. Accounting standards pertaining to fair value establish a three- tier fair value hierarchy that prioritizes the inputs used in measuring fair value. These tiers include:

•
Level 1—valuation inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•
Level 2—valuation inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3—valuation inputs are unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

As of August 25, 2012, March 2, 2013, and August 31, 2013, the Company held certain items that are required to be measured at fair value on a recurring basis. These included cash and cash equivalents, the nonqualified retirement plan, and foreign currency forward contracts. Cash and cash equivalents consist of cash on hand and short-term, highly liquid investments, all of which have maturities of 90 days or less. The nonqualified retirement plan consists of investments purchased by employee contributions to retirement savings accounts. Foreign currency forward contracts are related to the Company's efforts to manage foreign currency fluctuation on purchases of inventory in Swedish krona. The Company's foreign currency hedge instruments consist of over-the-counter (OTC) contracts, which are not traded on a public exchange. See Note 10 for further information on the Company's hedging activities.

The fair values of the nonqualified retirement plan and foreign currency forward contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these items as Level 2. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of contracts it holds.

The following items are measured at fair value on a recurring basis, subject to the disclosure requirements of ASC 820 at August 25, 2012, March 2, 2013, and August 31, 2013:

Description		August 25 2012	March 2 2013	August 31 2013

Assets
Cash and cash equivalents	Level 1	$13,394	$25,351	$12,744
Nonqualified retirement plan	Level 2	2,233	2,569	2,892
Foreign currency hedge instruments	Level 2	1,791	1,103	227

Total assets		$17,418	$29,023	$15,863

Liabilities
Nonqualified retirement plan	Level 2	$2,238	$2,582	$2,907

Total liabilities		$2,238	$2,582	$2,907

The fair values of long-term debt were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements

(Level 3 valuations). As of March 2, 2013 and August 31, 2013, the carrying values and estimated fair values of the Company's long-term debt, including current maturities, were:

	March 2 2013
	Carrying value	Fair value

Secured term loan, U.S. ($275 million)	$272,938	$261,718
Secured term loan, Sweden	5,812	5,864
Other loans	6,621	6,675

	$285,371	$274,257

	August 31 2013
	Carrying value	Fair value

Secured term loan, U.S. ($362 million)	$361,344	$363,151
Secured term loan, Sweden	3,769	3,829
Other loans	5,864	5,910

	$370,977	$372,890

12.   Segment reporting

The Company's reportable segments were determined on the same basis as how it evaluates the performance internally. The Company's two reportable segments consist of TCS and Elfa. The TCS segment includes the Company's retail stores, website and call center, as well as the installation services business. These operating segments have been aggregated into a single reportable segment based on the similar customer base that they share, the fact that the merchandise offered is largely the same, and also because they are closely integrated logistically and operationally.

The Elfa segment includes the manufacturing business which produces the elfa® brand products that are sold domestically exclusively through the TCS segment, as well as throughout Europe. The intersegment sales in the Elfa column represent elfa® product sales to the TCS segment. These sales and the related gross margin on product recorded in TCS inventory balances at the end of the period are eliminated for consolidation purposes in the Corporate/Other column. The net sales to external customers in the Elfa column represent sales to customers outside of the United States.

Amounts in the Corporate/Other column include unallocated corporate expenses and assets, intersegment eliminations and other adjustments to segment results necessary for the presentation of consolidated financial results in accordance with generally accepted accounting principles.

In general, the Company uses the same measurements to calculate earnings or loss before income taxes for reportable segments as it does for the consolidated company. However, interest expense and loss on extinguishment of debt related to the domestic secured term loan and revolver is recorded in the Corporate/Other column.

Year-to-date August 25, 2012	TCS	Elfa	Corporate/ other	Total

Net Sales to External Customers	$270,349	$43,967	—	$314,316
Intersegment Sales	—	16,367	(16,367)	—
Interest expense, net	57	478	10,355	10,890
Earnings (loss) before income taxes(1)	13,439	(4,118)	(21,404)	(12,083)
Assets(2)	564,805	156,500	21,970	743,275

Year-to-date August 31, 2013	TCS	Elfa	Corporate/ other	Total

Net Sales to External Customers	$302,799	$40,620	—	$343,419
Intersegment Sales	—	19,960	(19,960)	—
Interest expense, net	32	435	10,607	11,074
Earnings (loss) before income taxes(1)	16,958	(1,375)	(16,488)	(905)
Assets(2)	593,542	135,554	25,255	754,351

(1)   The Corporate/Other column includes $7,329 and $1,101 loss on extinguishment of debt in year-to-date August 25, 2012 and August 31, 2013, respectively.

(2)   Tangible assets and trade names in the Elfa column are located outside of the United States. Assets in Corporate/Other include assets located in corporate headquarters and distribution center, and includes deferred tax assets and fair value of forward contracts

13.   Pro forma balance sheet and pro forma net income (loss) per common share (unaudited)

Holders of the Company's preferred stock are entitled to a preferential payment upon certain distributions by the Company to holders of its capital stock (referred to as the liquidation preference), equal to the purchase price for such share ($1,000.00) plus accrued and unpaid dividends from August 16, 2007, the date of the LGP acquisition, on the outstanding liquidation preference at a rate of 12% per annum, compounded quarterly. Upon the closing of the Company's initial public offering, assuming the shares are offered at $17.50 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), a distribution in the aggregate amount of $199,984, referred to as the "Distribution," will be paid from the net proceeds from the offering as follows: (i) first, on a pro rata basis to the holders of the Company's senior preferred stock, which shall reduce the liquidation preference of each such share of senior preferred stock until such liquidation preference has been reduced to $1,000.00 per share and (ii) second, on a pro rata basis to the holders of the Company's junior preferred stock, which will reduce the liquidation preference of each such share of junior preferred stock. The amount of the net proceeds of the Company's initial public offering, and accordingly the amount of the Distribution, will depend on the initial public offering price per share. The primary purpose of the Distribution is to reduce the liquidation preference of the preferred stock in advance of the Exchange described below.

As required by the Company's existing stockholders agreement, in connection with the closing of the Company's initial public offering, each holder of the Company's preferred stock will exchange holder's preferred stock for a number of shares of common stock determined by dividing (a) the liquidation preference amount of such preferred stock on the date of the Distribution (and after giving effect to the payment of the Distribution) by (b) with respect to the senior preferred stock, the initial public offering price in the Company's initial public offering, and with respect to the junior preferred stock, the Junior Preferred Stock Exchange Price. References to the "Exchange" refer to the exchange of the Company's preferred stock for the Company's common stock. The primary purpose of the Exchange is to retire the preferred stock such that the Company will have only one class of capital stock outstanding—the common stock—following the closing of this offering. The unaudited pro forma balance sheet information at August 31, 2013 gives effect to the Distribution and Exchange, as well as the cancellation of common and preferred shares held in treasury stock. The unpaid distribution is classified in Accrued dividends in the unaudited pro forma consolidated balance sheet. The unaudited pro forma balance sheet information does not give effect to the initial public offering and the use of the proceeds therefrom.

The unaudited pro forma balance sheet information at August 31, 2013 gives effect to the Distribution and Exchange, as well as the cancellation of common and preferred shares held in treasury stock. The unpaid distribution is classified in Accrued dividends in the unaudited pro forma consolidated balance sheet. The unaudited pro forma balance sheet information does not give effect to the initial public offering and the use of the proceeds therefrom.

Pro forma basic and diluted net income (loss) per share attributable to common shareholders has been computed to give effect to the pro forma adjustment to reflect the Exchange using the liquidation preference of the shares of the Company's preferred stock as of October 1, 2013, after giving effect to the Distribution. Additionally, the pro forma basic and diluted net income (loss) per share has been computed to give effect to the consummation of the offering and the stock split of the existing common shares prior to the closing of the offering. The following table sets forth the computation of the Company's unaudited pro forma basic and diluted net income (loss) per share for the twenty six weeks ended August 31, 2013 (in thousands, except share and per share amounts):

Twenty six weeks ended
In thousands, except share and per share amounts	August 31 2013

Net income (loss) available to common shareholders	$(688)
Divided by:
Weighted average shares of common stock outstanding—basic and diluted	498,144
Pro forma adjustment to reflect the assumed stock split ratio of 5.7:1	2,348,391
Pro forma adjustment to reflect the Exchange	30,637,194
Pro forma adjustment to reflect the offering	12,500,000

Weighted average shares of common stock outstanding used in computing the pro forma net income per share—basic and diluted	45,983,729

Pro forma net income (loss) per share—basic and diluted	$(0.01)

14.   Subsequent events

The Company has evaluated subsequent events through October 30, 2013 which is the date the financial statements were available to be issued.

The Container Store

The Container Store

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Little Rock, AR
Corte Madera, CA
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El Segundo, CA
Los Angeles, CA
Palo Alto, CA
Pasadena, CA
San Diego, CA
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San Jose, CA
Walnut Creek, CA

Broomfield, CO
Denver, CO
Boca Raton, FL
Hallandale Beach, FL
Miami, FL
Orlando, FL
Tampa, FL
Atlanta, GA
Chicago, IL
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Indianapolis, IN
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Cherry Hill, NJ
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New York, NY
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White Plains, NY
Charlotte, NC
Raleigh, NC
Cincinnati, OH
Columbus, OH
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Arlington, TX
Austin, TX
Dallas, TX
Fairview, TX
Fort Worth, TX

Houston, TX
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©2013 The Container Store® Inc. All rights reserved.

Until                             , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

Amount

Securities and Exchange Commission registration fee	$34,847
FINRA filing fee	39,313
New York Stock Exchange listing fee	211,475
Accountants' fees and expenses	650,000
Legal fees and expenses	2,420,000
Blue Sky fees and expenses	5,000
Transfer Agent's fees and expenses	3,500
Printing and engraving expenses	340,000
Miscellaneous	295,865

Total expenses	$4,000,000

Item 14.   Indemnification of directors and officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.

Item 15.    Recent sales of unregistered securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares, if any, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)     Issuance of capital stock

On December 3, 2012 we issued 200 shares of our common stock to an employee in connection with her retirement at a price per share of $100.00.

No underwriters were involved in the foregoing issuance of securities. This transaction was exempt from registration under the Securities Act, pursuant to Section 4(2) of the Securities Act or Regulation D, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(b)    Stock option grants

The issuance of stock options and the shares of common stock issuable upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and financial statement schedules.

(a)     Exhibits.

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of The Container Store Group, Inc., to be effective upon the closing of this offering.
3.2*	Form of Amended and Restated By-laws of The Container Store Group, Inc., to be effective upon the closing of this offering.
4.1*	Specimen Stock Certificate evidencing the shares of common stock.
4.2*	Stockholders Agreement, dated as of August 16, 2007.
4.3*	Form of Amended and Restated Stockholders Agreement, to be effective upon the closing of this offering.

Exhibit number	Description of exhibit

4.4*	Form of Voting Agreement, to be effective upon the closing of this offering.
4.5*	Form of Letter of Transmittal and Exchange.
5.1*	Opinion of Latham & Watkins LLP.
10.1†*	2012 Stock Option Plan of TCS Holdings, Inc.
10.2†*	Form of Non-Qualified Stock Option Agreement under 2012 Stock Option Plan of TCS Holdings, Inc.
10.3†*	The Container Store, Inc. Non-Qualified Retirement Plan dated as of March 28, 2011.
10.4†*	Second Amended and Restated Employment Agreement dated September 13, 2013 between Kip Tindell and The Container Store Group, Inc.
10.5†*	Second Amended and Restated Employment Agreement dated September 13, 2013 between Sharon Tindell and The Container Store Group, Inc.
10.6†*	Second Amended and Restated Employment Agreement dated September 13, 2013 between Melissa Reiff and The Container Store, Inc.
10.7†*	Form of 2013 Incentive Award Plan.
10.8*	Amendment No. 1, dated as of April 8, 2013 to the Credit Agreement dated as of April 6, 2012, among The Container Store, Inc., as Borrower, the Guarantors party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Wells Fargo Bank, N.A. as Syndication Agent.
10.9*	Term Facility Pledge Agreement, dated as of April 6, 2012, by and between The Container Store, Inc. as Borrower, the Pledgors party thereto, and JPMorgan Chase Bank, N.A., as Collateral Agent.
10.10*	Term Facility Security Agreement, dated as of April 6, 2012, by and among The Container Store, Inc., the Guarantors party thereto, the Grantors party thereto, and JPMorgan Chase Bank, N.A., as Collateral Agent.
10.11*	Intercreditor Agreement, dated as of April 6, 2012, by and between JPMorgan Chase Bank, N.A. as ABL Agent, and JPMorgan Chase Bank, N.A. as Term Agent.
10.12*	Credit Agreement, dated as of April 6, 2012, among The Container Store, Inc., as Borrower, the Guarantors party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Wells Fargo Bank, N.A. as Syndication Agent.
10.13*	Amendment No.1, dated as of April 8, 2013, to the ABL Credit Agreement, dated as of April 6, 2012, among The Container Store, Inc., as Borrower, the Guarantors party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Wells Fargo Bank, National Association, as Syndication Agent and the other lenders party thereto.
10.14*	ABL Facility Pledge Agreement, dated as of April 6, 2012, by and between The Container Store, Inc., the Pledgors party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent.
10.15*	ABL Facility Security Agreement, dated as of April 6, 2012, by and among The Container Store, Inc., the Guarantors party thereto, the Grantors party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent.
10.16*	Credit Agreement, dated April 27, 2009, among Elfa International AB, as Borrower, and Tjustbygdens Sparbank AB, as Bank, as transferred to Swedbank AB on January 27, 2012.

Exhibit number	Description of exhibit

10.17*	Form of Indemnification Agreement to be entered into by and between The Container Store Group, Inc. and certain directors and officers, to be effective upon the closing of this offering.
10.18*	Office, Warehouse and Distribution Center Lease Agreement, as of October 8, 2012, by and between Texas Dugan Limited Partnership, as landlord, and The Container Store, Inc., as tenant, as amended through August 24, 2011.
10.19†*	The Container Store Group, Inc. Senior Executive Incentive Bonus Plan.
10.20†*	Indemnification and Hold Harmless Agreement, as of June 13, 2012, by and between TCS Holdings, Inc. and Kip Tindell.
10.21†*	Form of Stock Option Agreement under 2013 Incentive Award Plan
21.1*	Subsidiary List.
23.1	Consent of Ernst & Young LLP.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.3*	Consent of eSite, Inc.
24.1*	Power of Attorney (included on signature page).

*      Previously filed.

†      Indicates a management contract or compensatory plan or arrangement.

(b)    Financial statement schedules.

  Schedule I—Condensed Financial Information of Registrant (page F-35)

All other financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)
In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coppell, State of Texas, on this 30th day of October, 2013.

THE CONTAINER STORE GROUP, INC.
By:	/s/ WILLIAM A. TINDELL, III William A. "Kip" Tindell, III Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ WILLIAM A. TINDELL, III William A. "Kip" Tindell, III	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	October 30, 2013
/s/ JODI TAYLOR Jodi Taylor	Chief Financial Officer (principal financial officer)	October 30, 2013
/s/ JEFFREY A. MILLER Jeffrey A. Miller	Vice President and Chief Accounting Officer (principal accounting officer)	October 30, 2013
* Sharon Tindell	Chief Merchandising Officer and Director	October 30, 2013
* Melissa Reiff	President, Chief Operating Officer and Director	October 30, 2013
* Timothy J. Flynn	Director	October 30, 2013
* J. Kristofer Galashan	Director	October 30, 2013
* Robert E. Jordan	Director	October 30, 2013

Signature		Title	Date

* Danny Meyer		Director	October 30, 2013
* Walter Robb		Director	October 30, 2013
* Rajendra ("Raj") Sisodia		Director	October 30, 2013
* Jonathon D. Sokoloff		Director	October 30, 2013
*By:	/s/ JODI TAYLOR		October 30, 2013
Jodi Taylor Attorney-in-fact

Exhibit index

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of The Container Store Group, Inc., to be effective upon the closing of this offering.
3.2*	Form of Amended and Restated By-laws of The Container Store Group, Inc., to be effective upon the closing of this offering.
4.1*	Specimen Stock Certificate evidencing the shares of common stock.
4.2*	Stockholders Agreement, dated as of August 16, 2007.
4.3*	Form of Amended and Restated Stockholders Agreement, to be effective upon the closing of this offering.
4.4*	Form of Voting Agreement, to be effective upon the closing of this offering.
4.5*	Form of Letter of Transmittal and Exchange.
5.1*	Opinion of Latham & Watkins LLP.
10.1†*	2012 Stock Option Plan of TCS Holdings, Inc.
10.2†*	Form of Non-Qualified Stock Option Agreement under 2012 Stock Option Plan of TCS Holdings, Inc.
10.3†*	The Container Store, Inc. Non-Qualified Retirement Plan dated as of March 28, 2011.
10.4†*	Second Amended and Restated Employment Agreement dated September 13, 2013 between Kip Tindell and The Container Store Group, Inc.
10.5†*	Second Amended and Restated Employment Agreement dated September 13, 2013 between Sharon Tindell and The Container Store Group, Inc.
10.6†*	Second Amended and Restated Employment Agreement dated September 13, 2013 between Melissa Reiff and The Container Store, Inc.
10.7†*	Form of 2013 Incentive Award Plan.
10.8*	Amendment No. 1, dated as of April 8, 2013 to the Credit Agreement dated as of April 6, 2012, among The Container Store, Inc., as Borrower, the Guarantors party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Wells Fargo Bank, N.A. as Syndication Agent.
10.9*	Term Facility Pledge Agreement, dated as of April 6, 2012, by and between The Container Store, Inc. as Borrower, the Pledgors party thereto, and JPMorgan Chase Bank, N.A., as Collateral Agent.
10.10*	Term Facility Security Agreement, dated as of April 6, 2012, by and among The Container Store, Inc., the Guarantors party thereto, the Grantors party thereto, and JPMorgan Chase Bank, N.A., as Collateral Agent.
10.11*	Intercreditor Agreement, dated as of April 6, 2012, by and between JPMorgan Chase Bank, N.A. as ABL Agent, and JPMorgan Chase Bank, N.A. as Term Agent.
10.12*	Credit Agreement, dated as of April 6, 2012, among The Container Store, Inc., as Borrower, the Guarantors party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Wells Fargo Bank, N.A. as Syndication Agent.
10.13*	Amendment No.1, dated as of April 8, 2013, to the ABL Credit Agreement, dated as of April 6, 2012, among The Container Store, Inc., as Borrower, the Guarantors party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Wells Fargo Bank, National Association, as Syndication Agent and the other lenders party thereto.

Exhibit number	Description of exhibit

10.14*	ABL Facility Pledge Agreement, dated as of April 6, 2012, by and between The Container Store, Inc., the Pledgors party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent.
10.15*	ABL Facility Security Agreement, dated as of April 6, 2012, by and among The Container Store, Inc., the Guarantors party thereto, the Grantors party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent.
10.16*	Credit Agreement, dated April 27, 2009, among Elfa International AB, as Borrower, and Tjustbygdens Sparbank AB, as Bank, as transferred to Swedbank AB on January 27, 2012.
10.17*	Form of Indemnification Agreement to be entered into by and between The Container Store Group, Inc. and certain directors and officers, to be effective upon the closing of this offering.
10.18*	Office, Warehouse and Distribution Center Lease Agreement, as of October 8, 2012, by and between Texas Dugan Limited Partnership, as landlord, and The Container Store, Inc., as tenant, as amended through August 24, 2011.
10.19†*	The Container Store Group, Inc. Senior Executive Incentive Bonus Plan.
10.20†*	Indemnification and Hold Harmless Agreement, as of June 13, 2012, by and between TCS Holdings, Inc. and Kip Tindell.
10.21†*	Form of Stock Option Agreement under 2013 Incentive Award Plan
21.1*	Subsidiary List.
23.1	Consent of Ernst & Young LLP.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.3*	Consent of eSite, Inc.
24.1*	Power of Attorney (included on signature page).

*      Previously filed.

†      Indicates a management contract or compensatory plan or arrangement.